As filed with the Securities and Exchange Commission on September 21, 2004

Registration No. 333-115496

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EDUCATE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	8200	37-1465722
(State or Other Jurisdiction of Incorporation of Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1001 Fleet Street

Baltimore, Maryland 21202

(410) 843-8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

R. Christopher Hoehn-Saric

Chief Executive Officer

Educate, Inc.

1001 Fleet Street

Baltimore, Maryland 21202

(410) 843-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Jeffrey H. Cohen, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 Telephone: (213) 687-5000 Facsimile: (213) 687-5600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 Telephone: (202) 956-7500 Facsimile: (202) 293-6330

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 21, 2004.

15,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Educate, Inc.

Educate is offering 5,000,000 shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 10,000,000 shares. Educate will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $12.00 and $14.00. Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “EEEE”.

See “ Risk Factors” on page 8 to read more about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Educate	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 15,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,250,000 shares from the selling stockholders at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares on                     , 2004.

Goldman, Sachs & Co.	Merrill Lynch & Co.

JPMorgan

Banc of America Securities LLC

Legg Mason Wood Walker

           Incorporated

ThinkEquity Partners LLC

Prospectus dated                      , 2004.

# educate, inc.

We will make a difference. We will effect change.
We are focused on transforming the lives of children in grades Pre K-12 by providing education services.
We are a progressive, contemporary company.
We are guided in all our efforts by sound business and education practices.
We are energized by serving important educational needs and doing it profitably.

i

PROSPECTUS SUMMARY

This summary highlights key aspects of our business and this offering that are described more fully elsewhere in this prospectus. All references in this prospectus to “Educate,” “we,” “us,” or “our” refer to Educate, Inc. and its consolidated subsidiaries (other than Connections Academy, Inc.). Any discussion regarding our business prior to June 30, 2003 refers to the pre-K-12 business acquired from Laureate Education, Inc. Some financial data in this prospectus is presented on a pro forma rather than actual basis. For further information regarding the presentation of financial data, see “About this Prospectus,” on page 20.

Educate, Inc.

Overview

We believe we are a leading national provider of tutoring and other supplemental education services to pre-kindergarten through twelfth grade, or pre-K-12, students. For over 25 years, we have provided trusted, personalized instruction to our students. We operate through three business segments, Learning Center, Institutional Services and Online Learning Services, that together served more than 250,000 students in 2003.

Our North American learning centers are operated under the Sylvan® brand name, which we believe is the most highly recognized brand name in the supplemental education services industry. Our learning centers are leading a significant shift in the provision of pre-K-12 supplemental education services, away from the traditional model in which individual tutors provide in-home homework help to students.

We have experienced significant growth in our business over the last five years. We expect that all three of our business segments will continue to benefit from increased national attention on the quality of pre-K-12 education. We believe that parents have become more proactive in seeking education services that supplement their children’s education and are increasingly willing to pay for these services. In addition, over the past ten years, the supplemental education services market has benefited from increased spending in both public and private schools. We believe these market forces have contributed to our substantial growth.

Business Segments

Learning Center

Our Learning Center segment develops and delivers trusted, personalized tutoring programs to pre-K-12 students through a network of more than 1,000 franchised and company-owned learning centers in North America operating under the Sylvan brand name and more than 940 European franchised and company-owned learning centers.

North American Learning Centers—Our Sylvan Learning Centers provide supplemental, remedial and enrichment instruction, primarily in reading and mathematics, and, to an increasing extent, writing, study skills and test preparation. Our programs feature an extensive series of standardized diagnostic tests, personalized instruction, a student motivational program and ongoing involvement of parents and their child’s regular school teacher. Our North American learning center operations are comprised of franchised centers and company-owned centers.

•

Franchised Centers.    As of June 30, 2004, there were 896 franchised Sylvan Learning Centers located in North America, including 808 in the United States and 88 in Canada. We generate income from franchising activities primarily through royalties, which are calculated as a fixed percentage of franchisee cash receipts, the sale of new franchise territories, and from sales of learning materials and other materials to franchisees.

•	Company-Owned Centers. As of June 30, 2004, we operated 141 company-owned Sylvan Learning Centers in 16 U.S. markets. Company-owned learning centers enable us to test and refine new educational programs, marketing plans and learning center management procedures before offering them to our franchisees.

European Learning Centers—Our European learning center business, which we acquired in 1998, operates under the Schülerhilfe name and principally provides homework support to primary and secondary students. As of June 30, 2004, Schülerhilfe operated 231 company-owned learning centers and 666 franchised centers in Germany, and 51 franchised centers in Austria.

Institutional Services

Since 1993, Catapult Learning, formerly known as Sylvan Education Solutions, has provided supplemental instruction programs, primarily in reading and math, to students in schools, school districts and private educational entities (primarily parochial schools) across the country. These programs encompass a wide variety of education services that supplement and expand those provided by these institutions and are funded by federal, state and local governments.

Online Learning Services

eSylvan offers online tutoring programs modeled after those provided in our Sylvan Learning Centers. These online programs use a technologically sophisticated, internet-based application that enables teachers and students to talk and interact in real-time over a dial-up or broadband connection. eSylvan’s programs are provided to students primarily in the second through ninth grades.

Industry Overview

We believe the pre-K-12 supplemental education services industry is large, growing and fragmented and that the overall size of this industry has significant potential to grow as a result of a number of factors. These factors include favorable demographics, increasing parental dissatisfaction with the quality of public education and the heightened focus on school performance due to the continued failure of many students to achieve basic skills.

According to the U.S. Department of Education, enrollment in elementary and secondary schools rose 20% between 1985 and 2003 to more than 54 million students and is expected to rise by an additional two million students between 2003 and 2013. The most recent major federal legislation, the No Child Left Behind Act of 2001, or NCLB, increased federal funding for supplemental education services by 33% from $8.8 billion in 2001 to $11.7 billion in 2003. NCLB also enacted sweeping changes, such as requiring a school district to set aside funds to support school choice and supplemental educational services, including tutoring provided by third parties, if a school in the district fails to achieve its adequate yearly progress goals for three consecutive years. We believe these changes will drive demand for the types of supplemental education services we provide.

Our Strengths

Leading Market Position and Powerful Sylvan Brand Name.    We believe our broad geographic reach, our industry-leading brand awareness and our trusted, personalized method of instruction have enabled us to become a leading national player in a highly fragmented market.

High Quality Instruction and Broad Service Offering.    Our proprietary learning systems consistently produce positive results for our customers. Our high quality instruction, diversity of services and dedication to customer service reinforce our reputation as a trusted source of quality instruction.

Highly Effective Marketing.    Over the last five years, our coordinated national and local marketing strategy has resulted in approximately one out of every three inquiries leading to an enrollment in our Sylvan Learning Centers and has enabled us to communicate a consistent brand image at the national and local level.

Strong Institutional Relationships.     As an established provider in the institutional market, we have positioned ourselves to take advantage of the government’s increased focus and spending on supplemental education services. In the 2003-2004 school year, our NCLB institutional business served approximately 16,700 students, compared to 2,900 students in the 2002-2003 school year.

Strong Learning Center Franchise Model.    Franchising allows us to grow revenue with limited capital expenditures. Our franchise system is characterized by high demand for franchises and low franchisee concentration and center closures.

Outstanding Track Record of Growth and Financial Performance.    We have demonstrated significant growth in revenue and operating income, with revenue increasing from $154.9 million in 1999 to $242.3 million in 2003 and operating income growing from $15.4 million in 1999 to $31.1 million in 2003. For the same period, net income from continuing operations increased from $9.5 million to $10.7 million, reflecting the increase in operating income, offset by increased net interest expense of $13.1 million and taxes of $1.5 million in 2003 as compared to 1999.

Experienced Management Team.    We have a strong and experienced management team with significant experience at Educate and the predecessor business, as well as expertise in marketing, finance, government and operations.

Business Strategy

Our goal is to strengthen our position as a leading provider of tutoring and other supplemental education services. To further this goal, certain members of our management and affiliates of Apollo Advisors, L.P. (“Apollo”) acquired substantially all of the pre-K-12 business of Laureate. This acquisition has enabled us to focus our efforts and financial resources exclusively on developing and growing our business. Following our acquisition by Apollo, our strategy has included the following elements:

Drive Organic Learning Center Growth.    We intend to drive same center sales and operating income growth by improving the effectiveness of our marketing, increasing revenues per student and controlling our costs.

Expand Our Sylvan Learning Center System.    We believe there is significant potential to establish new Sylvan Learning Centers, and we also intend to continue to acquire select franchised Sylvan Learning Centers.

Increase Our NCLB Penetration.    We intend to expand our NCLB business further by leveraging our strong institutional presence and building the leading brand in this emerging market.

Grow Our Online Business.    We intend to grow our online customer base and offer our online programs through our other two segments.

Extend Our Service Offerings.    We intend to continue to develop new programs based on the specific needs of our customers in each of our segments.

Expand Use of the Sylvan Brand.    We will continue to look for opportunities to expand the use of our brand, including potentially licensing it to educational book and software publishers and for other educational products.

Limited Operating History

We have a limited operating history as an independent company, which may make our business difficult to evaluate. When evaluating our historical financial results, you should carefully consider that we revalued the assets and liabilities that we acquired from Laureate, and accordingly, these assets and liabilities have a different historical basis.

Our Acquisition by Apollo

We were formed as a Delaware corporation in March 2003 by affiliates of Apollo, together with certain members of our management, to acquire the pre-K-12 business of Laureate and certain of its subsidiaries. On June 30, 2003, our wholly owned subsidiary, Educate Operating Company, LLC, purchased from Laureate and Sylvan Ventures, LLC (“Ventures”), a subsidiary of Laureate, substantially all of the operations comprising Laureate’s and Ventures’ pre-K-12 education business units. For more information about our acquisition by Apollo, see “Certain Relationships and Related Transactions—Our Acquisition by Apollo.”

As of July 31, 2004, affiliates of Apollo owned 88.0% of our outstanding shares of common stock on a fully diluted basis (or 56.3% after giving effect to this offering and 51.4% if the underwriters’ over-allotment option is exercised in full). Following the consummation of this offering, Apollo will continue to have the right to nominate members of our Board of Directors and will be able to control all matters requiring stockholder approval. See “Management—Apollo Approval of Certain Matters” and “Certain Relationships and Related Transactions—Nomination Agreement”.

We acquired Connections Academy, Inc. from Ventures as part of our acquisition by Apollo. Our Board of Directors directed management to sell Connections Academy, and we will close the sale to certain of our existing stockholders on September 21, 2004. Following this sale, we will have no ongoing involvement with Connections Academy other than a customary transition services agreement. On June 29, 2004, we declared a dividend to our existing stockholders in the amount of $9 million. We anticipate that substantially all of the dividend may be used by these stockholders to fund the working capital needs of Connections Academy.

Corporate Information

We are a holding company and all of our operations are conducted through our operating subsidiaries. Our principal executive offices are located at 1001 Fleet Street, Baltimore, Maryland 21202. Our telephone number is (410) 843-8000.

The Offering

Issuer	Educate, Inc.

Total common stock offered	15,000,000 shares

Common stock offered by Educate, Inc.	5,000,000 shares

Common stock offered by selling stockholders	10,000,000 shares

Underwriters’ option to purchase additional shares from the selling stockholders	2,250,000 shares

Common stock to be outstanding after this offering	42,574,474 shares

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $58.1 million. We intend to use our net proceeds from this offering to repay an equal amount of debt outstanding under our operating company’s secured credit facility, which we incurred in connection with our acquisition by Apollo. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares by the selling stockholders.

NASDAQ National Market Symbol	EEEE

Risk Factors	For a discussion of certain risks relating to our business and an investment in our common stock, see “Risk Factors.”

Except as otherwise indicated, all share information in this prospectus is based on the number of shares outstanding on July 31, 2004. See “About This Prospectus.”

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with our historical and pro forma consolidated financial statements and the related notes, the combined financial statements and the related notes of our predecessor, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. References to our predecessor refer to the pre-K-12 business we acquired from Laureate.

The combined statement of operations data of our predecessor for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2003, and our consolidated statement of operations data for the period from June 30, 2003 (date of inception) through December 31, 2003 are derived from financial statements audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus.

The combined statement of operations data of our predecessor for the three months ended June 30, 2003 and our consolidated statement of operations data for the three and six months ended June 30, 2004 are derived from unaudited interim financial statements which are included elsewhere in this prospectus and which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such financial statements. Quarterly financial information is not necessarily indicative of our annual results due to seasonality and other quarterly fluctuations that are inherent in our business.

The unaudited pro forma consolidated statements of operations data for the year ended December 31, 2003 and the three and six months ended June 30, 2003 are derived from our unaudited pro forma consolidated statements of income, which are included elsewhere in this prospectus. These pro forma financial statements give effect to our acquisition of the pre-K-12 business acquired from Laureate on June 30, 2003 as if such transaction occurred on January 1, 2003. Our unaudited consolidated pro forma financial data are based on currently available information and are not necessarily indicative of our financial position or results of operations had our acquisition by Apollo taken place on January 1, 2003, nor are they necessarily indicative of future results.

SUMMARY CONSOLIDATED FINANCIAL DATA

(dollars in thousands, except per share data)

	Predecessor				Educate		Pro Forma				Educate
	Year Ended December 31		Three Months Ended June 30, 2003	Six Months Ended June 30, 2003	Period from June 30, 2003 (date of inception) through December 31, 2003		Year Ended December 31, 2003		Three Months Ended June 30, 2003	Six Months Ended June 30, 2003	Three Months Ended June 30, 2004		Six Months Ended June 30, 2004
Statement of Operations Data:	2001	2002
		(1)			(2)		(unaudited)				(unaudited)
Revenues:
Learning Centers:
Company-owned centers	$74,286	$103,066	$31,937	$59,789	$57,390		$117,179		$31,937	$59,789	$35,339		$65,308
Franchise services	36,692	42,680	12,595	23,654	20,817		44,471		12,595	23,654	13,818		26,652

Total	110,978	145,746	44,532	83,443	78,207		161,650		44,532	83,443	49,157		91,960
Institutional Services	70,042	67,909	22,647	43,418	35,425		78,843		22,647	43,418	37,338		76,145
Online Learning Services	479	2,656	487	973	861		1,834		487	973	757		1,341

Total revenues	181,499	216,311	67,666	127,834	114,493		242,327		67,666	127,834	87,252		169,446
Costs and expenses:
Instructional and franchise operations costs	135,277	156,620	44,268	88,633	83,501		172,134		44,268	88,633	59,305		118,234
Marketing and advertising	13,575	18,918	5,103	10,337	9,191		19,528		5,103	10,337	6,642		13,606
Depreciation and amortization	10,445	7,898	2,396	4,221	3,567		6,845		1,579	3,140	1,858		3,644
General and administrative expenses	12,348	13,058	3,109	6,433	6,258		12,691		3,109	6,433	2,906		6,383
Non-cash stock compensation expense	—	—	—	—	—		—		—	—	8,401		8,401

Total costs and expenses	171,645	196,494	54,876	109,624	102,517		211,198		54,059	108,543	79,112		150,268

Operating income	9,854	19,817	12,790	18,210	11,976		31,129		13,607	19,291	8,140		19,178
Interest expense, net	265	126	32	21	(6,748)		(13,211)		(3,210)	(6,463)	(2,539)		(5,746)
Loss on sale of assets	(961)	(306)	(5)	(9)	—		(9)		(5)	(9)	—		—
Other financing costs			—						—	—	(4,842)		(4,842)

Income before income taxes	9,158	19,637	12,817	18,222	5,228		17,909		10,392	12,819	759		8,590
Income tax expense	(9,267)	(12,781)	(5,722)	(8,943)	(2,056)		(7,181)		(4,199)	(5,180)	(288)		(3,264)

Income (loss) from continuing operations	$(109)	$6,856	$7,095	$9,279	$3,172		$10,728		$6,193	$7,639	$471		$5,326

Earnings per common share from continuing operations
—basic					$0.09		$0.29		$0.17	$0.21	$0.01		$0.14
—diluted					0.09		0.29		0.17	0.21	0.01		0.14
Weighted average common shares outstanding
—basic					36,800		36,800		36,800	36,800	37,198		36,997
—diluted					36,800		36,800		36,800	36,800	38,608		37,972

Other Operating Data:
Number of learning centers: (3)
Company-owned	90	127	130	130	135		135		130	130	141		141
Franchised	810	822	847	847	862		862		847	847	898		898
Capital expenditures	$9,286	$7,251	$2,058	$2,991	$3,736		$6,727		$2,058	$2,991	$2,894		$5,190
Debt to equity ratio (5)					1.18		1.14				1.19		1.19
Interest coverage ratio (6)					1.7	x	2.3	x			3.2	x	3.2	x

	Educate
	June 30, 2004
Balance Sheet Data:	Actual	Pro Forma As Adjusted (4)
	(unaudited)
Cash and cash equivalents	$21,609	$21,609
Working capital	20,104	20,104
Total assets	375,800	375,800
Total long-term debt	173,912	115,742

(1)	On January 1, 2002, our predecessor adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized. If Statement No. 142 had been effective for the year ended December 31, 2001, the reported income from continuing operations would have been approximately $1.2 million. On January 1, 2002, we acquired 30 franchised Sylvan Learning Centers for approximately $22.2 million. See Note 3 to the combined financial statements of our predecessor included elsewhere in this prospectus.
(2)	On October 31, 2003, we acquired Progressus Therapy, Inc., a provider of professional physical, occupational and speech therapy services to schools for approximately $4.3 million. See Note 3 to our consolidated financial statements included elsewhere in this prospectus.
(3)	Number of learning centers at end of respective period.
(4)	The unaudited pro forma as adjusted consolidated balance sheet data adjusts the actual balances to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds as described in “Use of Proceeds”.
(5)	Debt to equity ratio is the ratio of outstanding debt to total owners’ equity for the respective periods.
(6)	Interest coverage ratio is the ratio of operating income to consolidated interest expense for the respective periods.

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks and those described elsewhere in the prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to Our Learning Center Segment

Our inability to adequately manage our growth could have an adverse effect on our operations.

We have increased the number of our company-owned Sylvan Learning Centers from 82 as of January 1, 2000 to 141 as of June 30, 2004. We intend to continue increasing the number of company-owned centers by opening new centers and acquiring franchised centers. We may not be able to integrate centers acquired from franchisees into our other operations without substantial costs, delays or other operational or financial problems. In addition, as our business grows, more resources will be required to support our operations, including hiring teachers, directors of education, center directors and area managers, particularly if this growth occurs outside of the 16 markets in which we now operate company-owned centers. Our inability to manage our anticipated growth may adversely affect the quality and consistency of our programs, our ability to integrate new personnel and our ability to capitalize on new business opportunities.

Actions of teachers, instructors and other personnel could lead to liability claims and damage to our reputation, which could cause us to incur substantial costs and strain our relationships with franchisees.

We could become liable for the actions of teachers and other personnel at our company-owned learning centers or other areas in which we provide services, including schools and students’ homes. In the event of accidents or injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. A liability claim against us or any of our employees could adversely affect our reputation with our customers, which could adversely affect our enrollment and revenue. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of management. Unfavorable publicity resulting from a liability claim against us or any of our employees may also adversely affect our franchisees’ businesses, which could strain our relationships with franchisees.

Our business may be harmed by actions taken by our franchisees.

Our business is dependent upon our franchisees and the manner in which they operate their franchised centers under our licensed brand. If a franchisee were to engage in unauthorized or unlawful conduct, the general public may associate this conduct with our brand, and negative publicity associated with this conduct could affect the reputation and success of all of our centers. Our business may also be adversely affected if our franchisees do not operate their centers and provide tutoring services in a manner consistent with our standards and requirements or do not hire and train qualified teachers. Our license agreements with our franchisees do not require them to conduct background checks on prospective employees. In addition, a liability claim against a franchised center or any center personnel may result in unfavorable publicity for all of our learning centers, whether or not the claim is successful.

Our ability to grow may be hindered and our business may suffer if our franchisees do not adopt and effectively implement improved programs and business practices we develop.

We are dependent on the willingness of our franchisees to adopt and effectively implement improved programs and business practices we develop in order to increase franchised center-based revenues and resulting royalties paid to us. However, franchisees often are not required to adopt these practices and they may adopt and implement our programs and business practices more slowly than we anticipate, or not at all. Any of these delays or failures could result in lower franchised center-based revenues and royalties paid to us, thus limiting our growth.

Our failure to maintain good relationships with our franchisees could significantly reduce our revenue and income.

We derive significant revenue from franchised operations, which comprised 18% of our revenue in 2003 and 16% of our revenue for the six months ended June 30, 2004. Our relationships with our franchisees may deteriorate in the future. Any deterioration in our relationship with our franchisees could significantly reduce our revenue and require management to direct their time and effort to rebuild strained relationships with franchisees. If management’s attention is focused on repairing relationships with franchisees instead of developing new programs and processes to increase revenue and income, our business and prospects may be adversely affected.

If we fail to sell licenses for new franchise territories, our financial performance and growth prospects may be adversely affected.

The growth of our business is dependent upon increasing the number of our franchised centers by selling licenses for new territories. Damage to our reputation and competition from other franchised supplemental education service providers may adversely affect our ability to sell licenses for additional franchise territories. If this were to occur, continued expansion would require the opening of a larger number of company-owned centers than we currently have planned which would require significantly more time and capital expenditures by us and could hinder or prevent our expansion.

The sale of licenses for new franchise territories could harm our relationship with existing franchisees.

Some or our franchisees presently benefit from being located adjacent to unlicensed territories. If we sell licenses for those unlicensed territories, the existing franchisees may have an adverse reaction, potentially straining our relationship with them.

We intend to open additional learning centers in targeted geographic areas, creating the risk that we may over-saturate a particular market.

As part of our growth strategy, we intend to open additional company-owned learning centers in areas that we believe have a low center density, as measured by centers per child. There can be no guarantee that any incremental revenue we realize from this strategy will exceed the increase in our operating costs resulting from opening and operating additional centers. If the incremental revenue generated by new centers is less than the added costs of opening and operating additional centers, our operating income will decrease.

We rely on the accuracy of the unaudited financial information we receive from our franchisees, over which we do not have direct supervision or control and which we do not routinely audit.

Under their license agreements with us, our franchisees are required to report financial and other data to us, including their learning center revenues and results of operations. We rely on franchisee data to make important business decisions. However, we do not routinely audit the information that our franchisees report to us, and we do not have direct supervision over the reporting of our franchisees. Therefore, we are unable to ensure that the data reported by our franchisees is accurate. If the data reported by our franchisees is not accurate, it may cause determinations made by us in reliance on the reported data to be inaccurate and may result in less informed business decisions by management.

Franchise regulations could limit our ability to terminate or replace unproductive franchises, which could result in lower franchise royalties.

Applicable laws may delay or prevent us from terminating an unproductive franchise or withholding our consent to renew or transfer a franchise, which could result in lower franchise royalties. As a franchisor, we are subject to federal, state and international laws regulating the offer and sale of franchises. These laws also frequently apply substantive standards to the relationship between franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise. Compliance with federal, state and international franchise laws can be costly and time consuming, and we cannot be certain that we will not encounter delays, expenses or other difficulties in this area. Further, the nature and effect of any future legislation or regulation of our franchise operations cannot be predicted.

The provision of NCLB services under the Ace It! or Sylvan brands by our franchisees may harm our reputation and negatively affect our financial condition.

Our franchisees will be able to provide NCLB services commencing in the 2004-2005 school year under the Ace It! or Sylvan brands. If our franchisees are unsuccessful in providing NCLB services, or are disqualified as providers of these services, the reputation and success of Education Station and our Sylvan Learning Center business could be adversely affected if consumers associate the provision of such services by our franchisees with the services provided through our Sylvan or Education Station businesses.

Economic, political and other risks associated with our European and Canadian centers could adversely affect our business.

Our European and Canadian centers are subject to a number of risks inherent to operating in foreign countries. For example, risks affecting our European and Canadian centers include:

•	fluctuations in foreign currency exchange rates;

•	differences or unexpected changes in regulatory requirements;

•	foreign governments’ restrictive trade policies;

•	the imposition of, or increase in, duties, taxes, government royalties or non-tariff trade barriers;

•	exchange controls;

•	challenges of operating in international markets with different cultural bases and consumer preferences; and

•	increased dependence on local country managers.

Most of these risks are beyond our control. We cannot predict the nature or likelihood of any such events. However, if such an event should occur, it could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Institutional Services Segment

Our Institutional Services segment conducts business largely with local education authorities, the composition of which change from time to time. As a result, our relationship can be adversely affected, leading to reductions in business and harm to our reputation.

A substantial and growing portion of our revenue, 33% in 2003, is generated by our Institutional Services segment. This segment provides services to government agencies, primarily to school districts, and therefore is exposed to the risks associated with government contracting. Many of our contracts with school districts are school-year contracts subject to annual renewal at the option of the school district, and in many instances the school district can terminate or modify the contracts at their convenience. Any negative publicity, whether or not the reason for such publicity is within our control, could cause a school district to terminate or fail to renew a contract. Changes in the composition of local school boards or changes in school district administration may adversely affect a school district’s willingness to contract with us. In addition, any termination or non-renewal of a contract with a school district could have an adverse effect on our results of operations, and a termination or non-renewal caused by our failure to improve the poor academic performance of students enrolled in our programs could adversely effect our ability to secure contracts with other school districts.

Changes in Federal and state laws reducing or eliminating funding for third-party suppliers of supplemental education services could adversely affect our business.

Our Institutional Services segment relies almost exclusively on government-funded programs. The federal government and state governments may, at any time, reduce, or lower the rate of growth of, funding under the Elementary and Secondary Education Act (ESEA), the Individuals with Disabilities Education Act (IDEA) or similar programs. The U.S. Congress may modify or repeal the ESEA (currently reauthorized as the No Child Left Behind Act) or modify the IDEA, thus reducing the amount of federal money available to fund our programs. The Federal and state governments may eliminate or specifically limit the amount of funds spent on third-party supplemental education services. Any such reduction, limitation or elimination of funding could adversely affect our Institutional Services revenue.

If we fail to comply with applicable state and federal regulations, we may face government sanctions.

As a result of providing services funded by government programs, we are subject to state and federal regulations. Compliance with state and federal regulations can be costly and time consuming, and we cannot be sure that we will not encounter delays, expenses or other difficulties. Further, our failure to comply with these regulations could result in financial penalties or restrictions on our operations.

The growth and development of our NCLB services is dependent on our ability to establish and maintain our presence in and quickly implement our programs in new markets.

Education Station is a new program in the Institutional Services segment that will provide NCLB services to eligible children. The growth and development of our Education Station program is dependent on our ability to hire and train an adequate number of qualified teachers, establish our presence and implement our programs at eligible schools in a short period of time. If we are unable to do so in a manner that is acceptable to our customers, they may terminate or not renew our relationship. As a result, we may incur significant start-up costs prior to our receipt of revenue if we are unable to roll out our Education Station program in the school district in a manner that is acceptable to our customers. If that occurs, our business, financial condition and results of operations may be adversely affected.

If we are not selected by parents as a provider of NCLB services or our Education Station program is otherwise unsuccessful, our reputation and the success of our other programs may be adversely affected.

Education Station will provide NCLB services through the development and implementation of new procedures and programs that differ significantly from the proven services we provide through our learning centers. Parents of eligible students have the option to choose the provider of NCLB supplemental education services from a list of state-approved providers. We may not be chosen by a sufficient number of these parents to cover our costs or to achieve the level of profitability we anticipate. In addition, any state may decide to disqualify us from continuing as a provider of NCLB services, whether or not the reasons for such disqualification are within our control. Consequently, Education Station may not be as successful as we expect. If this were to occur, our reputation and the success of our other businesses may be adversely affected if consumers associate Education Station with our Sylvan brand.

Risks Relating to Our Online Learning Segment

Our future success depends in part on our ability to expand our eSylvan business, which may not develop as expected. Conversely, if our eSylvan business grows more rapidly than we anticipate, we may have to make costly upgrades that may reduce our operating profit.

An important aspect of our strategy for growth is the expansion of our eSylvan business. A number of factors could limit the growth of this business. The Internet may not develop into an effective online educational delivery system, because of inadequate infrastructure, security and privacy concerns or student or parent preferences. Furthermore, the Internet is characterized by relatively low start-up costs and rapid technological change. Thus, we can expect competition from other online providers of educational services, and we may not have the capital resources necessary to compete with the rapidly changing technologies that are being, or may in the future be, developed by our competitors. For example, as broadband penetration grows, our competitors will not face the bandwidth constraints that our application was designed to overcome and, therefore, they may be able to develop better technology at lower cost and our current technology may become obsolete.

Conversely, if we succeed in achieving rapid growth in our eSylvan business, we will need to upgrade our programs and materials and increase our human resources, which may exceed our budgeted amounts. In addition, our existing infrastructure may not be able to handle adequately the increased volume of transactions that would result from increased growth, causing us to make significant expenditures to expand our infrastructure to keep up with demand. Our failure to successfully implement, improve and integrate new programs, materials, personnel and procedures could substantially limit the success of our eSylvan business.

Additional Risks Relating to Our Business and Industry

Our operating results may vary significantly from quarter to quarter as a result of seasonal and other variations to which our business is subject. This may result in volatility or adversely affect our stock price.

We experience seasonality in results of operations primarily as a result of changes in the level of student enrollments during the course of the school year and the duration of the school year. Also, we recognize franchise royalty revenue based upon our cash receipts from franchisees, in accordance with the terms of our franchise agreements. Because many parents prepay for their children’s programs at the time of enrollment, the timing of our franchise royalty revenues tends to correspond to student enrollment dates. In our company-owned center and other businesses, however, we recognize revenue as we deliver services. We typically generate the largest portion of our Learning Center and Institutional Services revenue in the second quarter, and we experience lower revenues from franchise royalties in the fourth quarter as a result of prepayments by customers to our franchisees in other quarters. As our institutional and learning center revenue grows at varying rates, these seasonal fluctuations may become more evident. As a result, we believe that quarter-to-quarter comparisons of our results of operations may not be a fair indicator and should not be relied upon as a measure of future performance.

Our historical results of operations may not be indicative of future performance, which is difficult to forecast. We expect our results to vary from quarter to quarter.

We expect results of operations to fluctuate in response to factors in addition to seasonal fluctuations. These factors include the timing of receipt of payment from our customers, including those under government contracts funded under Title I and other legislation, changes in the percentage of customers prepaying in our franchised centers and the timing of revenue recognition of franchise license fees. Changes in the pattern of customer prepayments in our franchised centers would cause fluctuations of operating results because these changes impact our franchise royalty revenues. In the Institutional Services segment, there are often significant delays in payment by the school districts. Also, as we continue to develop our Education Station program, we anticipate that each year we will experience a significant increase in our costs in the third and fourth quarters of our fiscal year in order to market our services to parents of eligible children and to build the necessary infrastructure to provide these services in new markets. For example, we incur costs to build the necessary infrastructure based on our expectations of the number of students who will enroll in our program. However, we have no assurance that these students will actually attend the program. If they fail to attend, we will not receive sufficient revenue to offset our expenditures. Moreover, any revenue that we realize from the provision of services under NCLB may not materialize, if at all, until the first and second quarters of the following year because we are not paid until a parent selects us to provide NCLB services and the services have been performed.

We have a limited operating history as an independent company, which may make our business difficult to evaluate.

We commenced operations as an independent company in 2003. As a result, we have only a limited operating history as an independent company upon which you can evaluate our business and prospects. We will encounter risks, uncertainties and difficulties frequently experienced by other similarly situated companies, such as maintaining adequate internal controls and procedures and managing the expansion of our operations. If we do not successfully manage these risks, our business, financial condition and results of operations will be adversely affected.

We expect that new products and programs we develop will expose us to risks that may be difficult to identify until such products or programs are implemented.

We are currently developing, and in the future will continue to develop, new products and programs, the risks of which will be difficult to ascertain until these future programs are implemented. For example, we are developing new programs and procedures through which our Sylvan Learning Center franchisees may choose to offer NCLB services, under the name Ace It! or Sylvan. These new programs and procedures will differ significantly from the services our Sylvan Learning Center franchisees currently provide in their learning centers. Any negative events or results that may arise as we develop new products or programs may adversely affect our reputation, business, financial condition and results of operations.

New products and programs we develop may compete with our current programs.

We are presently developing, and will likely in the future develop, programs that compete with our existing programs. For example, as discussed above, our Sylvan Learning Center franchisees may offer NCLB services under the name Ace It! or Sylvan beginning in the 2004–2005 school year. These services will be similar to those offered by Catapult Learning under the Education Station program. We cannot assure you that the franchisees who choose to provide NCLB services, under the name Ace It! or Sylvan, will not compete directly with our Education Station program.

Our success depends on our ability to recruit and retain necessary personnel.

Our success also depends, in large part, upon our ability to attract and retain highly qualified personnel. For example, our Progressus Therapy business must recruit qualified occupational therapists, physical therapists and speech language pathologists to administer the specialized services we provide. A shortage of qualified therapists and pathologists currently exists, which may inhibit us from satisfying demand and could limit our growth. In addition, as a result of higher elementary school enrollment and the retirement of veteran teachers, a shortage of teachers may develop over the next decade. Similar shortages have occurred in the past. We may have difficulty locating and hiring qualified teachers and retaining such personnel once hired.

We depend on key personnel, including R. Christopher Hoehn-Saric, Peter Cohen, Mary Foster, Jeffrey Cohen and Kevin Shaffer, to effectively operate our business. If any of our key personnel left our company and we failed to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced personnel on acceptable terms, our business, financial condition and results of operations could adversely be affected.

Our substantial indebtedness could adversely affect our financial condition and impact our business and growth prospects.

As of June 30, 2004, our total indebtedness was approximately $174 million. Our substantial indebtedness could have important consequences to you. For example, it could:

•	require the use of all or a large portion of our cash to pay principal and interest on our operating company’s secured credit facility, which could reduce the availability of cash to fund working capital, capital expenditures and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds, dispose of assets or pay cash dividends, if we choose to pay dividends in the future.

Furthermore, all of our indebtedness under our secured credit facility bears interest at variable rates. If these rates were to increase significantly, our interest expense would increase, our ability to borrow additional funds may be reduced and the risks related to our substantial indebtedness would intensify.

The terms of our operating company’s current secured credit facility restrict us from engaging in many activities and require us to satisfy various financial tests, and we expect that any credit facilities that we obtain in the future will contain similar restrictions and requirements.

Our operating company, Educate Operating Company, LLC, has borrowed $170 million under a $200 million secured credit facility that contains covenants that restrict, among other things, our ability to incur additional debt, pay cash dividends, create liens, change our fundamental organization or lines of business, make investments and engage in transactions with affiliates and that contains events of default that are triggered, among other things, if there is a change of control of us or our subsidiaries and for certain changes in the composition of our Board of Directors, all of which may adversely affect our ability to grow and to pursue new business opportunities. The secured credit facility also requires us to maintain specific financial ratios. Events beyond our control could affect our ability to meet those financial ratios, and we cannot assure you that we will meet them. A breach of any of the covenants contained in our operating company’s secured credit facility could allow the lenders to declare all amounts outstanding under the secured credit facility to be immediately due and payable. We have pledged substantially all of our assets to the lenders as collateral under our operating company’s secured credit facility. The lenders could proceed against the collateral granted to them if our operating company is unable to meet its debt service obligations. If the amounts outstanding under our operating company’s secured credit facility are accelerated, we may be forced to restructure or refinance our obligations, obtain equity financing or sell assets, which we may be unable to accomplish in a timely manner, on terms satisfactory to us or at all. If we are unable to restructure or refinance our obligations, we may default under our obligations.

In order to replace our existing secured credit facility or raise additional capital, we and/or our operating company may seek to obtain one or more credit facilities in the future. We expect that any credit facilities we enter into in the future will contain restrictions and requirements similar to those described above.

Risks Relating to this Offering

Our controlling stockholders may take actions that conflict with your interests.

Immediately following this offering, 56.3% of our common stock on a fully diluted basis (or 51.4% if the underwriters’ over-allotment option is exercised in full) will be beneficially owned by affiliates of Apollo Advisors, L.P. Because of these holdings, and certain agreements we have entered into with Apollo, Apollo will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. Until such time that affiliates of Apollo no longer beneficially own at least 33% of our outstanding common stock and have sold at least one share of common stock other than in this offering, Apollo will have the right to nominate four designees to our Board of Directors and certain important matters will require the approval of the majority of directors nominated by Apollo. Apollo also will have the right to nominate additional directors to our Board of Directors, until such time that affiliates of Apollo no longer beneficially own at least 50% of our outstanding common stock and have sold at least one share of common stock other than in this offering. As a result, the directors nominated by Apollo will be able to control decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, and limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest. A sale of a substantial number of shares of our stock by Apollo in the future could cause our stock price to decline.

Our audit committee initially will not be comprised solely of independent directors, which may create conflicts of interest.

We intend to avail ourselves of the transition periods provided for under the applicable NASDAQ Marketplace Rules for issuers listing in conjunction with their initial public offering. As such, our audit committee is not required to consist solely of independent directors until one year following the consummation of this offering. The chairman of our audit committee is an affiliate of Apollo and was nominated to our Board of Directors by Apollo and therefore does not meet the independence requirement for audit committees under the requirements of NASDAQ and the SEC. As a result of his position on our audit committee, he will have the ability to exert significant influence over our activities and decisions and our internal audit function and may have goals or views that may differ from those of our other stockholders or our management and, accordingly, his substantial influence over our affairs may create conflicts of interest.

Certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Our certificate of incorporation and bylaws permit us to issue, without any further vote or action by the stockholders, up to 20,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares, constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series. Our bylaws also require approval of a majority of directors nominated by Apollo for certain important matters including mergers and acquisitions. In addition, Apollo will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have control over our management and policies. See “Management—Apollo Approval of Certain Matters.”

Section 203 of the Delaware General Corporation Law, or the DGCL, also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect.”

These provisions may discourage, delay or prevent a merger or acquisition at a premium price.

There has been no prior market for our common stock, and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may fluctuate substantially.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	conditions and trends in the end markets we serve;

•	announcements of significant contracts by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	legislation;

•	the commencement or outcome of litigation;

•	our sale of common stock or other securities in the future, or sales of our common stock by our principal stockholders;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the stock market in general, and the NASDAQ National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could materially and adversely harm our financial condition and results of operations.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future, except prior to the consummation of this offering in connection with the sale of Connections Academy. See “Certain Relationships and Related Transactions—Sale of Connections Academy.” Further, the payment of dividends by us is restricted by our operating company’s secured credit facility. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Future sales of our common stock may depress our share price.

Based on the number of shares outstanding as of July 31, 2004, after this offering, we will have 42,574,474 shares of common stock outstanding. The 15,000,000 shares sold in this offering, or 17,250,000 shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale

613,334	On the date of this prospectus

26,961,140	180 days after the date of this prospectus, although sales of all of these shares in the absence of registration will be subject to certain limitations under Rule 144 of the Securities Act.

The above table assumes the effectiveness of the lock-up agreements under which our executive officers, directors and certain holders of our common stock have agreed not to sell or otherwise dispose of their shares of common stock and that we do not waive compliance with our securities trading policy, which restricts employees that are not party to lock-up agreements from selling common stock for 180 days following the date of this prospectus. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the underwriters may, at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After the lock-up agreements and other restrictions pertaining to this offering expire, additional stockholders, including our majority stockholders, will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable after the closing of this offering, we also intend to file a registration statement covering shares of our common stock issued or reserved for issuance under our stock option plan. In addition, under our registration rights agreement, some of our stockholders are entitled to registration rights. Subject to the terms of the lock-up agreements and our securities trading policy, registration of the sale of these shares of our common stock would generally permit their sale into the market immediately after registration. The registration rights of our stockholders could impair our ability to raise capital by depressing the price at which we could sell our common stock. We may also sell additional shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock. See “Shares Eligible for Future Sale” for more information.

As a new investor, you will experience substantial dilution in the net tangible book value of your shares.

The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute 30.8% of the total amount invested to fund our company, but will receive only 11.7% of the shares of common stock outstanding after this offering.

To the extent outstanding stock options are exercised or future stock options are issued and exercised, there will be further dilution to new investors. See “Dilution” for more information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect, “will,” “should,” “may” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

Specific factors that might cause actual results to differ from our expectations or may affect the value of our common stock include, but are not limited to:

•	our inability to adequately manage our growth;

•	liability claims brought against us;

•	harmful actions taken by franchisees that are outside of our control;

•	the failure of our franchisees to adopt and implement our improved programs and business practices we develop;

•	our inability to sell licenses for new franchise territories;

•	the potential over-saturation of our geographic markets;

•	our reliance on the unaudited financial and other data we receive from our franchisees;

•	the failure of our franchisees to successfully provide NCLB services;

•	economic, political and other risks associated with our international operations;

•	risks of conducting business with public entities;

•	changes in federal and state laws reducing or eliminating funding for third-party suppliers of educational services;

•	our failure to comply with applicable state and federal regulations;

•	our inability to establish and maintain our presence in and implement our new programs in new markets;

•	our failure to be selected by parents as a provider of No Child Left Behind supplemental services or the failure of our Education Station program;

•	our inability to expand our eSylvan business;

•	our inability to manage the growth of eSylvan;

•	the seasonality of our operating results;

•	that our historical results of operations may not be indicative of future performance;

•	new products and programs we develop that may compete with our current programs;

•	the impact our substantial indebtedness has on our growth prospects; and

•	our inadvertent infringement on the intellectual property rights of others.

ABOUT THIS PROSPECTUS

Throughout this prospectus, we use market data and industry forecasts and projections which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected results will be achieved. We derive some of the information contained in this prospectus from financial and other data reported by our franchisees. Our franchisees are contractually obligated to provide this financial and other data to us, but we do not routinely audit it.

This prospectus refers to brand names, trademarks, servicemarks and trade names of other companies and organizations, and these brand names, trademarks, servicemarks and trade names are the property of their respective holders.

In order to provide meaningful historical financial information, we use pro forma consolidated financial information and combined financial information for different periods throughout this prospectus, rather than actual financial data. The financial data presented in this prospectus for periods prior to July 1, 2003 is combined financial data of the pre-K-12 business of Laureate. As used in this prospectus, “pro forma” or “pro forma consolidated” means that the information presented gives effect to our acquisition of the pre-K-12 business from Laureate on June 30, 2003, as if that transaction had occurred as of January 1, 2003. Unless otherwise indicated, references to our full-year results of operations for 2003 contained in this prospectus describe our pro forma consolidated results of operations for 2003.

Except as otherwise indicated, all share information in this prospectus is based on the number of shares outstanding on July 31, 2004 and:

•	assumes an initial public offering price of $13.00 per share, the mid-point of the range set forth on the cover page of this prospectus;

•	assumes completion of a 1 for 1.25 reverse-split of our common stock;

•	excludes 3,462,776 shares of common stock subject to outstanding stock options with a weighted average exercise price of $3.83 per share;

•	excludes 122,750 shares of common stock available for future grant or issuance under our 2003 Omnibus Stock Incentive Plan;

•	excludes 700,000 shares of common stock available for future grant or issuance under our 2004 Omnibus Stock Incentive Plan; and

•	assumes no exercise of the underwriters’ over-allotment option.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $58.1 million based on an assumed initial public offering price of $13.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We plan to use our net proceeds to repay approximately $58.1 million of indebtedness under our operating company’s secured credit facility. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is a lender and administrative agent for the other lenders under the secured credit facility, Merrill Lynch Capital, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender and documentation agent for the other lenders under the secured credit facility and Bank of America N.A., an affiliate of Banc of America Securities LLC, is a lender under the secured credit facility. Our operating company had outstanding borrowings under this facility of $170 million as of June 30, 2004, bearing interest at variable interest rates that are adjustable based on our performance (4.13% at June 30, 2004). We incurred the borrowings under this facility to fund our acquisition by Apollo.

DIVIDEND POLICY

We currently do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects and the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits. Other than the dividend described in the following paragraph, we are currently restricted from declaring or paying cash dividends pursuant to the terms of our operating company’s secured credit facility.

On June 29, 2004 we declared a dividend of $9 million. See “Certain Relationships and Related Transactions—Sale of Connections Academy.”

CAPITALIZATION

The following table summarizes our capitalization as of June 30, 2004 on:

•	an actual basis; and

•	an as adjusted basis, after giving effect to the completion of this offering, including the application of our estimated net proceeds from this offering to repay indebtedness as described under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	June 30, 2004
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$21,609	$21,609

Total long-term debt, less current portion	$171,423	$113,253
Stockholders’ equity:
Common stock, par value $0.01, 55,000,000 shares authorized, 37,574,474 shares issued and outstanding, 42,574,474 shares issued and outstanding as adjusted	376	426
Additional paid-in capital	142,758	200,878
Accumulated other comprehensive income	2,431	2,431

Total stockholders’ equity	145,565	203,735

Total capitalization	$316,988	$316,988

The table above excludes the following shares of common stock:

•	3,462,776 shares issuable as of June 30, 2004 upon exercise of outstanding stock options at a weighted average price of $3.83 per share; and

•	122,750 shares available for future issuance under our 2003 Omnibus Stock Incentive Plan as of June 30, 2004.

Our Board of Directors has adopted a new 2004 Omnibus Stock Incentive Plan, which allows the issuance of an additional 700,000 shares.

DILUTION

Dilution is the amount by which the initial public offering price paid by the purchasers of common stock in this offering exceeds the net tangible book value per share of common stock following this offering. After giving effect to the sale of shares of common stock by us at the assumed initial public offering price of $13.00 per share, and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2004 would have been approximately $(72.3) million, or $(1.70) per share of common stock. After giving effect to the offering, our as adjusted net tangible book value represents an immediate increase in the net tangible book value of $1.77 per share to existing stockholders and an immediate dilution in the as adjusted net tangible book value of $14.70 per share to the investors who purchase our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Net tangible book value per share at June 30, 2004	$(3.47)
Increase in net tangible book value per share attributable to this offering	1.77
As adjusted net tangible book value per share after this offering		(1.70)

Dilution per share to new stockholders		$14.70

The table below summarizes, as of June 30, 2004, the differences for our existing stockholders and investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid before deducting fees and expenses.

	Shares Issued		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands, except per share data)
Existing stockholders	37,574,474	88.3%	$146,025	69.2%	$3.89
New stockholders in this offering	5,000,000	11.7	65,000	30.8	13.00

Total	42,574,474	100.0%	$211,025	100.0%

The share amounts in this table exclude 3,462,776 shares of our common stock that were subject to outstanding options as of June 30, 2004 at a weighted average exercise price of $3.83 per share of common stock. To the extent that any options are exercised, there will be further dilution to new investors. If all of our outstanding options as of June 30, 2004 had been exercised, the as adjusted net tangible book value per share after this offering would be $(1.28) per share, representing an immediate increase in net tangible book value of $2.19 per share to our existing stockholders and an immediate decrease in the net tangible book value to our new investors of $14.28.

Selected Consolidated Financial Data

You should read the following selected consolidated financial data together with our historical and pro forma consolidated financial statements and the related notes, the combined financial statements and the related notes of our predecessor, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. References to our predecessor refer to the pre-K-12 business we acquired from Laureate.

The statement of operations data of our predecessor for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our unaudited consolidated financial statements that are not included in this prospectus. The combined statement of operations data of our predecessor for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2003, and our consolidated statement of operations data for the period from June 30, 2003 (date of inception) through December 31, 2003 are derived from financial statements audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus.

The combined statement of operations data of our predecessor for the three months ended June 30, 2003 and our consolidated statement of operations data for the three and six months ended June 30, 2004 are derived from unaudited interim consolidated financial statements, which are included elsewhere in this prospectus and which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such financial statements. Quarterly financial information is not necessarily indicative of our annual results due to seasonality and other quarterly fluctuations that are inherent in our business.

The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2003 and the three months and six months ended June 30, 2003 is derived from our unaudited pro forma consolidated statements of income which are included elsewhere in this prospectus. These pro forma financial statements give effect to our acquisition of the pre-K-12 business acquired from Laureate on June 30, 2003 as if such transaction occurred on January 1, 2003. Our unaudited consolidated pro forma financial data is based on currently available information and is not necessarily indicative of our financial position or results of operations had our acquisition by Apollo taken place on January 1, 2003, nor are they necessarily indicative of future results.

SELECTED CONSOLIDATED FINANCIAL DATA

(dollars in thousands, except share, per share and other data)

	Predecessor						Educate		Pro Forma				Educate
	Year Ended December 31				Three Months Ended June 30, 2003	Six Months Ended June 30, 2003	Period From June 30, 2003 (date of inception) Through December 31, 2003		Year Ended December 31, 2003		Three Months Ended June 30, 2003	Six Months Ended June 30, 2003	Three Months Ended June 30, 2004		Six Months Ended June 30, 2004
Statement of Operations Data:	1999	2000	2001	2002
				(1)	(unaudited)		(2)		(unaudited)				(unaudited)
Revenues:
Learning Centers:
Company-owned centers	$53,721	$58,730	$74,286	$103,066	$31,937	$59,789	$57,390		$117,179		$31,937	$59,789	$35,339		$65,308
Franchise services	35,038	37,375	36,692	42,680	12,595	23,654	20,817		44,471		12,595	23,654	13,818		26,652

Total	88,759	96,105	110,978	145,746	44,532	83,443	78,207		161,650		44,532	83,443	49,157		91,960
Institutional Services	66,099	69,345	70,042	67,909	22,647	43,418	35,425		78,843		22,647	43,418	37,338		76,145
Online Learning	—	16	479	2,656	487	973	861		1,834		487	973	757		1,341

Total revenues	154,858	165,466	181,499	216,311	67,666	127,834	114,493		242,327		67,666	127,834	87,252		169,446
Costs and expenses:
Instructional and franchise operations costs	112,848	130,047	135,277	156,620	44,268	88,633	83,501		172,134		44,268	88,633	59,305		118,234
Marketing and advertising	10,294	11,419	13,575	18,918	5,103	10,337	9,191		19,528		5,103	10,337	6,642		13,606
Depreciation and amortization	6,952	7,895	10,445	7,898	2,396	4,221	3,567		6,845		1,579	3,140	1,858		3,644
General and administrative expenses	9,402	10,802	12,348	13,058	3,109	6,433	6,258		12,691		3,109	6,433	2,906		6,383
Non-cash stock compensation expense	—	—	—	—	—	—	—		—		—	—	8,401		8,401

Total costs and expenses	139,496	160,163	171,645	196,494	54,876	109,624	102,517		211,198		54,059	108,543	79,112		150,268

Operating income	15,362	5,303	9,854	19,817	12,790	18,210	11,976		31,129		13,607	19,291	8,140		19,178
Interest expense, net	(84)	(71)	265	126	32	21	(6,748)		(13,211)		(3,210)	(6,463)	(2,539)		(5,746)
Loss on sale of assets	(45)	(48)	(961)	(306)	(5)	(9)	—		(9)		(5)	(9)	—		—
Other financing costs	—	—	—	—	—	—	—		—		—	—	(4,842)		(4,842)

Income before income taxes	15,233	5,184	9,158	19,637	12,817	18,222	5,228		17,909		10,392	12,819	759		8,590
Income tax expense	(5,707)	(7,944)	(9,267)	(12,781)	(5,722)	(8,943)	(2,056)		(7,181)		(4,199)	(5,180)	(288)		(3,264)

Income (loss) from continuing operations	$9,526	$(2,760)	$(109)	$6,856	$7,095	$9,279	$3,172		$10,728		$6,193	$7,639	$471		$5,326

Earnings per common share from continuing operations
—basic							$0.09		$0.29		$0.17	$0.21	$0.01		$0.14
—diluted							$0.09		$0.29		$0.17	$0.21	$0.01		$0.14
Weighted average common shares outstanding
—basic							36,800		36,800		36,800	36,800	37,198		36,997
—diluted							36,800		36,800		36,800	36,800	38,608		37,972

Other Operating Data:
Number of Sylvan Learning Centers:(3)
Company-owned	82	82	90	127	130	130	135		135		130	130	141		141
Franchised	710	763	810	822	847	847	862		862		847	847	898		898
Capital expenditures	$4,073	$11,447	$9,286	$7,251	$2,058	$2,991	$3,736		$6,727		$2,058	$2,991	$2,894		5,190
Debt to equity ratio(5)							1.18		1.14				1.19		1.19
Interest coverage ratio(6)							1.7	x	2.3	x			3.2	x	3.2	x

	December 31,				December 31,	June 30, 2004
Balance Sheet Data:	1999	2000	2001	2002	2003	Actual	Pro Forma As Adjusted (4)
						(unaudited)
Cash and cash equivalents	$3,095	$4,217	$6,861	$4,909	$20,226	$21,609	$21,609
Working capital	15,200	19,494	12,101	5,574	10,067	20,104	20,104
Total assets	105,911	111,814	105,478	137,966	362,195	375,800	375,800
Total long-term debt	249	172	84	293	167,865	173,912	115,742

(1)	On January 1, 2002, our predecessor adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized. If Statement No. 142 had been effective beginning January 1, 1999, the reported income from continuing operations would have been approximately $10.3 million in 1999, $(1.6) million in 2000 and $1.2 million in 2001. On January 1, 2002, we acquired 30 franchised Sylvan Learning Centers for approximately $22.2 million. See Note 3 to the combined financial statements of our predecessor included elsewhere in this prospectus.
(2)	On October 31, 2003, we acquired Progressus Therapy, Inc., a provider of professional physical, occupational, and speech therapy services to schools for approximately $4.3 million. See Note 3 to our consolidated financial statements included elsewhere in this prospectus.
(3)	Number of learning centers at end of respective period.
(4)	The unaudited pro forma as adjusted consolidated balance sheet data adjusts the actual balances to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds as described in “Use of Proceeds”.
(5)	Debt to equity ratio is the ratio of outstanding debt to total owners’ equity for the respective periods.
(6)	Interest coverage ratio is the ratio of operating income to consolidated interest expense for the respective periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations, financial condition and liquidity in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion gives effect to our acquisition of the pre-K-12 business of Laureate and certain of its subsidiaries as of June 30, 2003.

Overview

We believe we are a leading national provider of tutoring and other supplemental education services to pre-K-12 students. We operate through three business segments that offer distinct supplemental education services from which we earn revenues. Through our Learning Center segment, we deliver diagnostic, prescriptive tutoring programs, principally through a network of more than 1,000 franchised and company-owned learning centers in North America. We also provide tutoring, as well as other supplemental education services and special needs services, to public and private schools through government-funded contracts in our Institutional Services segment. Our Online Learning Services segment provides tutoring programs modeled after those offered in our Sylvan Learning Centers in an online environment.

We were formed as a Delaware corporation in March 2003 by affiliates of Apollo Advisors, L.P., to acquire the pre-K-12 education business units of Laureate and Sylvan Ventures, LLC (“Ventures”), one of its subsidiaries. Our acquisition of the pre-K-12 business of Laureate and Ventures was completed on June 30, 2003. The aggregate purchase price was approximately $283 million, consisting of cash, a subordinated note issued to Laureate (which has since been repaid with the proceeds of our new secured credit facility), the surrender of Laureate and Ventures securities held by affiliates of Apollo and a deferred portion of the purchase price of $2.3 million. In addition, we are required to pay Laureate up to $10.0 million of additional consideration if Connections Academy exceeds specified levels of EBITDA any time prior to December 31, 2007.

On March 26, 2004, our Board of Directors directed management to sell Connections Academy within the next 12 months. We will close the sale of Connections Academy to certain of our existing stockholders on September 21, 2004. We will also transfer the obligation to pay Laureate the additional contingent consideration described above to the buyer of Connections Academy. We expect to enter into a transition services agreement with Connections Academy after the sale. The operations of Connections Academy are classified as discontinued operations as a result of our Board’s decision to sell it and our expected absence of continuing involvement in the business to be sold.

Simultaneously with the closing of our acquisition by Apollo, our operating company entered into a $130 million secured credit facility with a syndicate of lenders. The secured credit facility consisted of a $110 million term loan facility and a $20 million revolving credit facility. We funded the cash portion of the purchase price through the $110 million term loan facility and a $20 million equity contribution from our equity sponsor and certain members of our management team. We also sold additional shares of our common stock to our equity sponsor in exchange for certain Laureate and Ventures securities held by our equity sponsor. We contributed these securities to our operating company, which in turn surrendered the securities to Laureate and Ventures as a portion of the purchase price for our acquisition by Apollo.

In April 2004, our operating company entered into a new secured credit facility with a syndicate of lenders. The new secured credit facility consists of a $170 million term loan facility and a $30 million revolving credit facility. Our operating company borrowed the full $170 million under the term loan facility primarily to repay all amounts outstanding under the subordinated note issued to Laureate in our acquisition by Apollo and to refinance borrowings under the old secured credit facility. As of June 30, 2004, we had incurred no borrowings under the revolving credit facility.

Our consolidated financial statements reflect our financial position as of December 31, 2003 and June 30, 2004, and our results of operations and cash flows for the period June 30, 2003 (the date of our inception) to December 31, 2003 and for the three- and six-month periods ended June 30, 2004. This prospectus also includes the financial statements of our predecessor as of December 31, 2002, and the combined results of its operations and cash flows for the years ended December 31, 2001 and 2002 and for the three- and six-month periods ended June 30, 2003. Educate, Inc. had no operating activity prior to our acquisition by Apollo on June 30, 2003. The financial data presented below for periods prior to July 1, 2003 is combined financial data of the pre-K-12 business of Laureate. As used in this prospectus, “pro forma” or “pro forma consolidated” means that the information presented gives effect to our acquisition of the pre-K-12 business from Laureate on June 30, 2003 as if that transaction had occurred as of January 1, 2003.

For purposes of this management’s discussion and analysis, we compare the combined results of operations of our predecessor for the years ended December 31, 2001 and 2002 to the unaudited pro forma consolidated results of operations for the year ended December 31, 2003. We also compare our unaudited results of operations for the three months and six months ended June 30, 2004 to the unaudited pro forma results of operations for the three months and six months ended June 30, 2003. Our pro forma consolidated results of operations for the year ended December 31, 2003 are not comparable in certain respects to the results of operations of our predecessor for the years ended December 31, 2002 and 2001 as a result of our application of purchase accounting to the assets and liabilities that we acquired. Our operations and our predecessor’s operations were substantially the same during these periods, except for the effects on depreciation, amortization and interest expense resulting from our acquisition of the pre-K-12 business of Laureate and our financing of our acquisition by Apollo. Our depreciation and amortization expense will differ from the amounts reported by our predecessor because we recorded our property and equipment and intangible assets at fair value upon the acquisition of our business from our predecessor. In addition, we financed the acquisition of our business by borrowing $167.3 million, whereas our predecessor had insignificant amounts of debt. You should read our “Unaudited Pro Forma Consolidated Statements of Income” included elsewhere in this prospectus for additional information on the effects of our acquisition of the business from our predecessor on our operating results.

Some of the information contained in this section and elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements. Our historical and expected financial performance is influenced by several important trends.

•	In our Learning Center segment, revenues have increased and are expected to continue to increase due to several factors. Since January 1, 2000, the number of franchised learning centers has increased by 188 from 710 to 898 at June 30, 2004, contributing to our revenue growth through licensing fees on the sales of franchise territories and increased royalties. In addition, the number of company-owned centers has grown by 59 from 82 to 141 during the same period, principally through the acquisition of franchised centers and, to a lesser extent, the opening of new company-owned centers. We actively seek to increase our revenues by focusing on key variables, such as advertising response rates, hourly rates and hours per student. Some of the strategies that we have employed include improving the effectiveness of our advertising message, recommending diagnostic tests in multiple subjects, improving our consultative sales processes, enhancing financing options for our customers and increasing the frequency of sessions to promote more rapid student progress.

•

We have experienced and will continue to experience fluctuations in our same center sales results. In 2002, in an effort to improve our students’ academic results and increase our revenue and operating profits, we implemented a sales strategy in our company-owned centers to sell multiple programs at higher hourly rates. This strategy, in combination with improved marketing and enhanced financing options for our customers, led to higher same center revenues in our company-owned centers by significantly increasing average revenues per student despite a decrease in the number of absolute new enrollments per center. In 2003, we refined this strategy as we worked to achieve the optimal balance between program length and number of new enrollments. We did this by improving our consultative sales process to more closely tailor recommended program length to a family’s particular circumstances. Along with the implementation of this sales strategy, we focused increased attention on enhancing operating income in our company-owned centers through improved labor management methods, cost containment and other operating efficiencies. The combination of our sales strategy and cost management initiatives resulted in a significant increase in operating income and operating margin of our company-owned centers from 2001 to 2003. We expect our franchisees will also adopt our sales strategy over time, and we expect to receive higher royalties as a result.

•	In our Institutional Services segment, our long-standing relationships with our institutional customers and the expansion of our service offerings have been the key drivers of our revenue growth. Although many of our contracts with institutional customers are school-year contracts subject to annual renewal at the option of the institutional customer, we have had and continue to have high rates of repeat business in this segment. For example, 88% of our top 25 clients based on revenue in our school services business line for the 1998-1999 school year have renewed their contracts in each subsequent year and remain our clients today. These long-standing relationships enable us to market additional services to existing customers without significant incremental sales and marketing expenses. We anticipate that these high levels of contract retention will continue. In addition, in 2002, we launched our Education Station business to provide NCLB supplemental education services to eligible students in school districts.

•	Our total company revenues have also increased due to selected acquisitions of businesses other than franchised centers. In the Institutional Services segment, our acquisition of Progressus Therapy in October 2003, a provider of speech, physical and occupational therapy to special needs students, allows us to extend the breadth of services we provide to our institutional customers. In the Learning Center segment, our acquisition of Ivy West Educational Services, Inc. in May 2000 allows us to provide tutoring services for the SAT and other standardized tests to students in their homes and in our Sylvan Learning Centers. We expect these businesses to continue to contribute to revenue and operating income growth.

•	Our revenue growth has led to growth in our operating income. Our operating margin has also increased as we have increased revenues per student, reduced costs, including those of our Online Learning Services segment, and increased scale. In the future, our operating margin may decline as we acquire franchise centers and recognize the full revenues and cost of these centers on a consolidated basis instead of recognizing franchise royalties alone. In addition, as we introduce new programs, associated startup costs may temporarily depress our operating margin.

•	Our revenues and operating income are characterized by significant seasonal fluctuations. See “Seasonality and Other Quarterly Fluctuations” below.

In order to properly incentivize our employees, we have continued the practice of granting options to our key employees. At the time of our acquisition by Apollo, we granted options to purchase 3.4 million shares of our common stock to members of our management team and other key employees. During 2004, we granted 604,000 shares of restricted common stock and options to acquire in the aggregate an additional 350,000 shares of common stock at prices less than the estimated fair value of our common stock; therefore, we expect to incur $10.8 million of stock compensation expense over the periods the awards vest in accordance with our accounting policies for stock-based compensation arrangements. We granted these shares of restricted common stock and options in recognition of the service of members of our management team leading up to this offering. See Notes 11 and 12 to our consolidated financial statements, included elsewhere in this prospectus. We intend to make future grants of stock and stock options to our key employees.

Components of Revenues and Expenses

Revenues.    We operate through three business segments that offer distinct supplemental education services from which we earn revenues. Our Learning Center segment earns revenues principally by tutoring students in our company-owned learning centers and from franchise services fees. Our franchise services revenue consists principally of monthly franchise royalty fees, and also includes licensing fees for the sales of franchise territories, and sales of learning programs and related materials to franchised learning centers. Our Institutional Services segment earns revenue principally from school-year contracts to provide supplemental remedial services to public and non-public schools. Our Online Learning segment earns revenue from the delivery of supplemental education services to students through the Internet. Our revenue recognition policies are discussed more fully in the section below entitled “Critical Accounting Policies and Estimates” and in Note 2 to our consolidated financial statements included elsewhere in this prospectus. In order to provide a more meaningful basis for comparison of same center growth for our customers in company-owned and franchised centers, we also analyze center cash receipt growth of our company-owned Sylvan Learning Centers, which is calculated based upon the receipt of payment rather than delivery of services. Accordingly, it is more comparable to growth in franchised same center royalties, which are based on franchisee cash receipts. We also believe that center cash receipt growth is an indicator of our expected same center revenue growth for company-owned centers over the following two quarters, the period over which the services are typically delivered.

Instructional and Franchise Operations Costs.    Our instructional and franchise operations costs include company-owned center operating costs, principally comprised of labor costs for instructors and center management personnel, facility rent expense and instructional materials and supplies. We also include in this caption the costs of managing our extensive network of franchised learning centers, which consists principally of labor costs. Instructional costs associated with our Institutional Services and Online Learning Services segments also consist primarily of labor costs to provide our services.

Marketing and Advertising.    We incur significant marketing and advertising costs to market our services to our customers in each segment. These costs are expensed when incurred.

Depreciation and Amortization.    Depreciation and amortization are the expenses we record each period from depreciating our property and equipment over estimated useful lives that range from two to ten years. We also amortize certain intangible assets that we acquired from our predecessor on June 30, 2003 over periods not exceeding five years. Prior to 2002, our predecessor also amortized goodwill it had recorded from acquiring certain businesses. Beginning in 2002, the goodwill of our predecessor and goodwill we recorded upon the acquisition of our predecessor is no longer amortized because of changes to accounting principles generally accepted in the United States.

General and Administrative Expenses.    Our general and administrative expenses are general management and related administrative costs that we incur to manage our segments. These costs consist of labor costs associated with our executive, accounting, human resource, legal and information technology staffs. Also included in general and administrative expenses are professional fees, insurance and rent associated with our centralized management functions. We do not allocate our general and administrative expenses to our three segments when determining segment profit.

Non-Cash Stock Compensation Expense.    Non-cash stock compensation expense consists of the expense we record in each period for stock-based compensation granted to employees and directors. We calculate the aggregate non-cash stock compensation expense as the difference between the estimated fair value of our common stock at the date of grant and the amount the employees and directors are required to pay for the common stock. We recognize the aggregate amount of expense ratably over the vesting period, or the period the employee or director earns the common stock. We first incurred non-cash stock compensation expense in the second quarter of 2004, and based on grants through June 2004, we will incur a total of about $10.8 million of aggregate expense.

Interest Expense.    Interest expense consists principally of interest expense related to the debt that we incurred after we acquired our predecessor. Our predecessor did not incur significant interest expense as it financed its activities from cash flows from operations and capital contributions from Laureate.

Other Financing Costs.    Other financing costs consist of previously deferred financing costs associated with obtaining debt financing that have been charged to expense upon the refinancing of the related debt or the determination that the debt financing will not be consummated.

Income Tax Expense.    We incur income tax expense related to our consolidated domestic operations and our operations in Europe that are taxed principally in Germany. Our predecessor operated the business comprising the Online Learning Services segment through a subsidiary that filed separate income tax returns. This subsidiary of our predecessor incurred significant operating losses that did not result in recorded income tax benefits for our predecessor because their realization was not reasonably assured. Consequently, the historical results of operations for our predecessor reflects unusually high effective income tax rates. See the notes to the combined financial statements of our predecessor for additional information regarding the computation of our predecessor’s income tax expense.

Loss From Discontinued Operations.    In March 2004, we committed to sell our subsidiary Connections Academy, Inc. Because this subsidiary has discrete operations in which we will have no further continuing involvement after the sale, and because we are committed to completing the sale within one year, we have classified the operating results of Connections Academy as a separate component of our consolidated operating results in our financial statements and the financial statements of our predecessor for all periods presented. See Note 6 to our consolidated financial statements for additional information about Connections Academy and our accounting policies in connection with the sale of this subsidiary.

Seasonality and Other Quarterly Fluctuations

	2003 Pro Forma				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(Dollars In Millions)
Revenues:
Learning Center	$38.9	$44.5	$43.4	$34.9	$42.8	$49.2
Institutional Services	20.8	22.6	10.0	25.4	38.8	37.3
Online Learning Services	0.5	0.5	0.4	0.4	0.6	0.8

Total Revenues	60.1	67.7	53.8	60.7	82.2	87.3
Percentage of revenues[1]	25%	28%	22%	25%
Operating income	5.7	13.6	5.5	6.3	11.0	8.1
Income from continuing operations	1.4	6.2	1.4	1.7	4.9	0.5

[1]	Represents percent of 2003 pro forma revenues.

Like other companies that provide tutoring and other supplemental education services, we are subject to seasonality in our revenue streams that can affect our results of operations. This seasonality arises from a number of factors, primarily driven by the timing of school semester cycles. Our quarterly results also have been affected by our license agreements with franchisees that require the payment of royalties to us based on a percentage of their cash receipts, a significant portion of which consist of prepayments by customers for services to be provided by our franchises more than a month in the future.

First Quarter.    In our Learning Center segment, we experience increased enrollments as a result of the initiation of advertising and increased parental focus on their children’s performance associated with the receipt of academic results from the first part of the school year. Our royalties increase as our franchisees begin to receive advance payment for services to be provided in the summer time period. In our Institutional Services segment, we deliver services under NCLB and other programs during this quarter.

Second Quarter.    In our Learning Center segment, we experience a higher level of revenues as we benefit from our continued investment in advertising, delivery of services in our company-owned centers and increased receipts of franchise royalties due to prepayment for summer programs. In our Institutional Services segment, we complete delivery of our NCLB and other institutional services in conjunction with the ending of the school year.

Third Quarter.    The third quarter marks the peak delivery of services in our Learning Center segment. We recognize revenue as we deliver these services in our company-owned centers. However, with respect to our franchised centers, our royalties decline as the cash receipts our franchisees receive from their customers decline from peak second quarter levels. Due to summer vacation, we do not provide many services in our Institutional Services segment during this period, which results in the lowest segment revenue for the year. However, we gain significant visibility for the upcoming year because the majority of our institutional contracts are renewed during the third quarter.

Fourth Quarter.    In our Learning Center segment, enrollments are at their lowest levels of the year as a result of lower advertising expenditures, students taking a greater number of vacations during the holiday season and parental optimism towards their children’s improved school performance associated with the beginning of a new school year. In addition, we experience lower revenues from franchise royalties in the fourth quarter as a result of prepayments by our franchisees’ customers in earlier quarters. In our Institutional Services segment, we incur significant start-up costs in connection with preparation of our NCLB programs.

Other.    The timing of school year contracts, advertising spending and critical enrollment periods can affect our revenues at any time during the year.

As a result of the foregoing factors, we believe that quarter-to-quarter comparisons of our results of operations may not be a fair indicator and should not be relied upon as a measure of our future performance.

Results of Operations

Comparison of results for the three months ended June 30, 2004 to pro forma results for the three months ended June 30, 2003.

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2004	Variance
	(Pro Forma)
	(Dollars in Millions)
Revenues
Learning Center:
Franchise services	$11.6	$12.7	10%
Company-owned centers	26.7	29.1	9%
European	6.3	7.4	17%

	44.5	49.2	10%
Institutional Services:
School Services	20.3	22.0	8%
Special Needs	—	5.7	—
NCLB	2.3	9.6	314%

	22.6	37.3	65%
Online Learning Services	0.5	0.8	54%

Total	$67.7	$87.3	29%
Business Metrics
Franchise centers operating information:
Same center royalty growth(1)	5%	2%
Total franchisee royalties(2)	$9.0	$9.6

Company-owned centers operating information:
Same center revenue growth(1)	5%	3%
Center cash receipt growth(3)	4%	8%

	As of June 30, 2003	As of June 30, 2004	Variance
Number of Sylvan Learning Centers(4)
Franchise	847	898	6%
Company-owned	130	141	8%

Total	977	1,039	6%

(1)	“Same center” amounts, for both company-owned and franchised centers, include the results of centers for the identical months for each period presented in the comparison, commencing with the 13th full month the center has been operating as either a company-owned or franchised center, as the case may be. Same center growth is presented as the aggregate growth for franchise or company-owned centers, as the case may be, during the period.
(2)	“Total franchisee royalties” represents the amount of all royalties paid by franchisees during the applicable period. Franchisee royalty rates range from 6% to 9% of revenues, with an average of approximately 8%.
(3)

Company-owned and franchised centers are contractually obligated to pay a royalty averaging 8% to one of our subsidiaries. This royalty from company-owned centers is eliminated in consolidation. “Center cash receipt growth” is calculated for North American company-owned centers that have been in operation for at least 12 full months as either a company-owned or, in the case of franchised Sylvan Learning Centers acquired by us during this period, franchised center. This metric represents the change in the amount of the company-owned center royalty or, for periods prior to the acquisition of a franchised Sylvan Learning Center by the company, the franchise royalty in one period as compared with the comparable period in the prior year. The use of this metric enables an important comparison of company-owned center growth to same franchise center royalty growth. The difference between same center revenue growth and center cash receipt growth is caused by changes in deferred revenues of (2%) and 2% and the impact of acquisitions of franchised Sylvan Learning Centers of 1% and 3% for the three months ended June 30, 2003 and 2004, respectively.

(4)	Number of Sylvan Learning Centers at period end.

Revenues.    Our revenue increase was primarily driven by significant growth of the NCLB program ($7.3 million); the acquisition of Progressus Therapy ($5.7 million); expansion of company-owned centers ($2.4 million); and franchised center royalty growth ($1.1 million).

Learning Center—Revenues from company-owned centers increased primarily as a result of the acquisition of 11 centers from franchise owners, which contributed $2.1 million. Our company-owned same center revenue growth was 3% in the three-month period ended June 30, 2004 due to the refinement of our consultative sales process in the third quarter of 2003, which we discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” above. However, our company-owned centers experienced center cash receipt growth of 8% during the second quarter of 2004, a portion of which was due to the launch of a new third-party financing program during June 2004, which made financing available to a broader range of potential customers. We believe that center cash receipt growth is an indicator of our expected same center revenue growth for company-owned centers in the subsequent two quarters as service is delivered, and provides an important comparison to the operating performance of same franchise center royalty growth. For 2004, we expect that full year company-owned same center revenue growth will be slightly positive. Franchise services revenues increased as a result of the addition of 51 franchised centers ($0.9 million) and franchise same center royalty growth ($0.2 million). Franchise same center royalty growth of 2% was below historical levels, because our advertising expenditures were less efficient at reaching our target audience due to unexpectedly high media rates. We believe that for the full year 2004, our franchise same center royalty growth will be more in line with historical 2003 results. European revenues, reflecting both company-owned center and franchise results, increased due to company-owned center growth ($0.6 million) and the effects of a $0.4 million benefit from a favorable foreign currency exchange environment. Revenues for the Learning Center segment represented 56% of our total revenues for the three-month period ended June 30, 2004.

Institutional Services—Revenues increased as a result of significant growth in our NCLB supplemental service program ($7.3 million), which began during the 2002-2003 school year; revenues from our special needs business ($5.7 million) which we acquired in October 2003; and 8% growth in our school services business line, the traditional portion of our Institutional Services segment business. Revenues for the Institutional Services segment accounted for 42% of our total revenues for the three-month period ended June 30, 2004.

Online Learning Services—Revenues increased due to higher enrollments driven by the introduction of our institutional service offering. Revenues for the Online Learning Services segment represented less than 1% of our total revenues for the three-month period ended June 30, 2004.

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2004	Variance
	(Pro Forma)
	(Dollars in Millions)
Segment Operating Costs
Learning Center	$29.7	$33.1	11%
Institutional Services	18.8	32.3	72%
Online Learning Services	1.8	2.0	11%

Total Segment Operating Costs	50.3	67.4	34%

Segment Profit
Learning Center	14.8	16.1	9%
Institutional Services	3.8	5.0	32%
Online Learning Services	(1.3)	(1.2)	3%

Total Segment Profit	17.3	19.8	14%

Corporate Expenses
Corporate depreciation and amortization expenses	0.6	0.4	(33)%
General administrative expenses	3.0	2.9	(3)%
Non-cash stock compensation expense	—	8.4	—
Interest expense (net)	3.2	2.5	(22)%
Finance charges and other expenses related to refinancing	—	4.8	—
Income tax expense	4.2	0.3	(93)%

Total Corporate Expenses	11.1	19.4	75%

Income from continuing operations	$6.2	$0.5	(92)%

Operating Costs as a Percent of Revenues
Learning Center (1)	67%	67%
Institutional Services (1)	83%	87%
Online Learning Services (1)	360%	250%
Corporate Expenses (2)	13%	17%

Segment Profit Margin
Learning Center	33%	33%
Institutional Services	17%	13%
Online Learning Services	(260)%	(150)%

(1)	Represents operating costs as a percentage of segment revenues.
(2)	Represents operating costs, including income tax expense, before interest expense as a percentage of total revenues.

Segment Operating Costs.    Segment operating costs increased primarily due to the delivery of NCLB services, the acquisition of Progressus Therapy and the expansion of company-owned learning centers.

Learning Center—Segment operating costs remained constant in the second quarter of 2004 compared to the 2003 period at 67% of segment revenue. Company-owned center expenses increased $1.8 million due primarily to instructional costs associated with 11 additional company-owned centers. European expenses related to Schülerhilfe increased by $0.9 million driven by higher costs to support revenue growth and an unfavorable impact of $0.3 million from foreign currency exchange rate movements.

Institutional Services—Segment operating costs increased to 87% of segment revenue for the 2004 period, from 83% for the 2003 period. Costs increased primarily due to the acquisition of Progressus Therapy ($5.8 million) and the expansion of our new NCLB businesses ($6.5 million). Costs as a percentage of revenues increased primarily due to costs associated with the integration and operation of Progressus as well as costs related to the development of our NCLB business.

Online Learning Services—Segment operating costs increased as a result of additional expenses incurred in servicing increased revenues in the 2004 period. Segment operating costs as a percentage of revenues improved due to the increased revenues and an operating plan aimed at improving the margins of our eSylvan business implemented in April 2003.

Segment Profit Margin.    Learning Center segment profit margins remained constant in the second quarter of 2004 in comparison to the prior year comparable period at 33%. Institutional Services segment profit margins decreased to 13% in the second quarter of 2004 from 17% in the prior year comparable period as a result of the acquisition of Progressus Therapy (3%) and investment in the development of NCLB services (1%). The reduction in the Online Learning Services operating loss reflects the effects of our operating plan, which led to an improvement in loss margins from (260%) to (150%).

Corporate Expenses.    Corporate expenses increased in the second quarter of 2004 primarily due to non-cash stock compensation expense of $8.4 million related to restricted common stock and options granted to employees and directors to purchase common stock at prices less than the estimated fair value of our common stock. Interest expense in the 2004 period declined ($0.7 million), primarily as a result of refinancing the senior term loan and repayment of the subordinated note payable to Laureate. Upon replacement of the senior term loan, $4.8 million of previously capitalized debt issuance costs and other financing costs related to a terminated financing transaction were expensed. Income from continuing operations declined in the 2004 period due to the non-cash stock compensation expense and refinancing expense. Our effective income tax rate was 38% for the three months ended June 30, 2004, compared to 40% for the three months ended June 30, 2003.

Comparison of results for the six months ended June 30, 2004 to pro forma results for the six months ended June 30, 2003.

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Variance
	(Pro Forma)
	(Dollars in Millions)
Revenues
Learning Center:
Franchise services	$21.8	$24.4	12%
Company-owned centers	49.9	53.3	7%
European	11.9	14.3	20%

	83.4	92.0	10%
Institutional Services:
School Services	40.6	43.4	7%
Special Needs	—	11.4	—
NCLB	2.8	21.3	654%

	43.4	76.1	75%

Online Learning Services	1.0	1.3	36%

Total	$127.8	$169.4	32%

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	(Pro Forma)
	(Dollars in Millions)
Business Metrics
Franchise centers operating information:
Same center royalty growth (1)	8%	5%
Total franchisee royalties (2)	$16.8	$18.4

Company-owned centers operating information:
Same center revenue growth (1)	10%	2%
Center cash receipt growth (3)	7%	6%

	As of June 30, 2003	As of June 30, 2004	Variance
Number of Sylvan Learning Centers (4)
Franchise	847	898	6%
Company-owned	130	141	8%

Total	977	1,039	6%

(1)	“Same center” amounts, for both company-owned and franchised centers, include the results of centers for the identical months for each period presented in the comparison, commencing with the 13th full month the center has been operating as either a company-owned or franchised center, as the case may be. Same center growth is presented as the aggregate growth for franchise or company-owned centers, as the case may be, during the period.
(2)

“Total franchisee royalties” represents the amount of all royalties paid by franchisees during the applicable period. Franchisee royalty rates range from 6% to 9% of revenues, with an average of approximately 8%.

(3)	Company-owned and franchised centers are contractually obligated to pay a royalty averaging 8% to one of our subsidiaries. This royalty from company-owned centers is eliminated in consolidation. “Center cash receipt growth” is calculated for North American company-owned centers that have been in operation for at least 12 full months as either a company-owned or, in the case of franchised Sylvan Learning Centers acquired by us during this period, franchised center. This metric represents the change in the amount of the company-owned center royalty or, for periods prior to the acquisition of a franchised Sylvan Learning Center by the company, the franchise royalty in one period as compared with the comparable period in the prior year. The use of this metric enables an important comparison of company-owned center growth to same franchise center royalty growth. The difference between same center revenue growth and center cash receipt growth is caused by changes in deferred revenues of (4%) and 1% and the impact of acquisitions of franchised Sylvan Learning Centers of 1% and 3% for the six months ended June 30, 2003 and 2004, respectively.
(4)	Number of Sylvan Learning Centers at period end.

Revenues.     Our revenue increase was primarily driven by significant growth of the NCLB program ($18.5 million); the acquisition of Progressus Therapy ($11.4 million); the expansion of company-owned centers ($3.4 million); and franchised center royalty growth ($2.6 million).

Learning Center—Revenues from company-owned centers increased primarily as a result of the acquisition of 11 company-owned centers from franchise owners, which contributed $3.7 million. Our company-owned same center revenues grew 2% in the six-month period ended June 30, 2004 due to the refinement of our consultative sales process, which we discuss in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” above, in the third quarter of 2003. However, our company-owned centers experienced center cash receipt growth of 6% during the six-month period ended June 30, 2004, a portion of which was due to the launch of a new third-party financing program during June 2004, which made financing available to a broader range of potential customers. We believe that center cash receipt growth is an indicator of our expected same center revenue growth for company-owned centers in the subsequent two quarters as service is delivered, and provides an important comparison to the operating performance of same franchise center royalty growth. For 2004, we expect that full year company-owned same center revenue growth will be slightly positive. Franchise services revenues increased as a result of the addition of 51 franchised centers ($1.7 million) and 5% franchise same center royalty growth ($0.9 million). Franchise same center royalty growth of 5% was below historical levels, because our advertising expenditures were less efficient at reaching our target audience due to unexpectedly high media rates. We believe that for the full year 2004, our franchise same center royalty growth will be more in line with historical 2003 results. European revenues, reflecting both company-owned center and franchise results, increased due to company-owned center growth ($1.2 million) and the effects of a $1.2 million benefit from a favorable foreign currency exchange environment. Revenues for the Learning Center segment represented 54% of our total revenues for the six-month period ended June 30, 2004.

Institutional Services—Revenues increased as a result of significant growth in our NCLB supplemental service program ($18.5 million), which began during the 2002-3003 school year; revenues from our special needs business ($11.4 million) which we acquired in October 2003; and 7% growth in our school services business line, the traditional portion of our Institutional Services segment business. Revenues for the Institutional Services segment accounted for 45% of our total revenues for the six-month period ended June 30, 2004.

Online Learning Services—Revenues increased increased due to higher enrollments driven by the introduction of institutional service offerings. Revenues for the Online Learning Services segment represented less than 1% of our total revenues for the six-month period ended June 30, 2004.

	Six Months Ended June 20, 2003	Six Months Ended June 30, 2004	Variance
	(Pro Forma)
	(Dollars in Millions)
Segment Operating Costs
Learning Center	$59.2	$65.3	10%
Institutional Services	37.1	65.7	77%
Online Learning Services	4.9	3.7	(24)%

Total Segment Operating Costs	101.2	134.7	33%

Segment Profit
Learning Center	24.2	26.6	9%
Institutional Services	6.3	10.4	65%
Online Learning Services	(3.9)	(2.3)	41%

Total Segment Profit	26.6	34.7	30%

Corporate Expenses
Corporate depreciation and amortization expenses	1.0	0.8	(20)%
General administrative expenses	6.3	6.4	2%
Non-cash stock compensation expense	—	8.4	—
Interest expense (net)	6.5	5.7	(12)%
Finance charges and other expenses related to refinancing	—	4.8	—
Income tax expense	5.2	3.3	(37)%

Total Corporate Expenses	19.0	29.4	55%

Income from continuing operations	$7.6	$5.3	(31)%

Operating Costs as a Percent of Revenues
Learning Center (1)	71%	71%
Institutional Services (1)	85%	86%
Online Learning Services (1)	490%	285%
Corporate Expenses (2)	12%	13%

Segment Profit Margin
Learning Center	29%	29%
Institutional Services	15%	14%
Online Learning Services	(390)%	(185)%

(1)	Represents operating costs as a percentage of segment revenues.
(2)	Represents operating costs, including income tax expense, before interest expense as a percentage of total revenues.

Segment Operating Costs.    Segment operating costs increased primarily due to the delivery of NCLB services, the acquisition of Progressus Therapy and the expansion of company-owned learning centers.

Learning Center—Segment operating costs remained constant at 71% for the six-month period ended June 30, 2004 and 2003, respectively. Franchise expenses increased $1.7 million as a result of franchise support services. Company-owned center expenses increased $2.3 million due primarily to instructional costs associated with 11 additional company-owned centers. European expenses related to Schülerhilfe increased by $2.1 million driven by higher costs to support revenue growth ($1.1 million) and an unfavorable impact of $1.0 million from foreign currency exchange rate movements.

Institutional Services—Segment operating costs increased to 86% of segment revenue for the 2004 period, from 85% for the 2003 period. Costs increased primarily due to the expansion of our new NCLB businesses ($15.6 million) and the acquisition of Progressus Therapy ($11.2 million). Costs as a percentage of revenues declined primarily as a result of the substantial increase in NCLB revenue while start-up and marketing costs were partially incurred in prior periods.

Online Learning Services—The decline in segment operating costs was a result of an operating plan to improve performance of the segment implemented in April 2003. Pursuant to the plan, we temporarily enrolled fewer students in our eSylvan programs, which enabled us to reduce eSylvan’s full time work force by 33%. We also redeployed capital to develop new software applications and to improve certain operational processes. These measures were aimed at improving the margins of our eSylvan business. A charge of $0.4 million for severance costs was recorded in the first six months of 2003 in connection with the plan.

Segment Profit Margin.   Learning Center segment profit margins remained constant in the 2004 period in comparison to the prior year comparable period at 29%. Institutional Services segment profit margins decreased to 14% in the 2004 period from 15% in the prior year comparable period as a result of the acquisition of Progressus Therapy. The reduction in the Online Learning Services operating loss reflects the effect of our operating plan, which led to an improvement in loss margins from (390%) to (185%).

Corporate Expenses.   Corporate expenses increased in 2004 primarily due to non-cash stock compensation expense of $8.4 million related to restricted common stock and options granted to employees and directors to purchase common stock at prices less than the estimated fair value of our common stock. Interest expense in the 2004 period declined ($0.8 million), primarily as a result of refinancing the senior term loan and repayment of the subordinated note payable to Laureate. Upon replacement of the senior term loan, $4.8 million of previously capitalized debt issuance costs and other financing costs related to a terminated financing transaction were expensed. Income from continuing operations declined in the 2004 period due to non-cash stock compensation expense and refinancing expenses. Our effective income tax rate was 38% for the six-month 2004 period compared to 40% for the six-month 2003 period.

Comparison of pro forma results for the year ended December 31, 2003 to predecessor results for the years ended December 31, 2002 and 2001.

	Year Ended December 31,
	2001	2002	Variance	2003	Variance
				(Pro forma)
	(Dollars In Millions)
Revenues
Learning Center:
Franchise services	$33.8	$39.5	17%	$40.6	3%
Company-owned centers	62.3	88.9	43%	98.8	11%
European	14.9	17.3	16%	22.3	29%

	111.0	145.7	31%	161.7	11%

Institutional Services
School Services	70.0	67.9	(3)%	70.1	3%
Special Needs	—	—	—	3.2	—
NCLB	—	—	—	5.5	—

	70.0	67.9	(3)%	78.8	16%
Online Learning Services	0.5	2.7	454%	1.8	(34)%

Total	181.5	216.3	19%	242.3	12%

Business Metrics:
Franchise centers operating information:
Same center royalty growth(1)	9%	17%		7%
Total franchise royalties(2)	$23.8	$27.9	17%	$31.7	13%

Company-owned centers operating information:
Same center revenue growth (1)	9%	13%		6%
Center cash receipt growth(3)	9%	20%		4%

Number of Sylvan Learning Centers (4)
Franchise	810	822	1%	862	5%
Company-owned	90	127	41%	135	6%

Total	900	949	5%	997	5%

(1)	“Same center” amounts, for both company-owned and franchised centers, include the results of centers for the identical months for each period presented in the comparison, commencing with the 13th full month the center has been operating as either a company-owned or franchised center, as the case may be. Same center growth is presented as the aggregate growth for franchise or company-owned centers, as the case may be, during the period.
(2)	“Total franchisee royalties” represents the amount of all royalties paid by franchisees during the applicable period. Franchisee royalty rates range from 6% to 9% of revenues, with an average of approximately 8%.
(3)	Company-owned and franchised centers are contractually obligated to pay a royalty averaging 8% to one of our subsidiaries. This royalty from company-owned centers is eliminated in consolidation. “Center cash receipt growth” is calculated for North American company-owned centers that have been in operation for at least 12 full months as either a company-owned or, in the case of franchised Sylvan Learning Centers acquired by us during this period, franchised center. This metric represents the change in the amount of the company-owned center royalty or, for periods prior to the acquisition of a franchised Sylvan Learning Center by the company, the franchise royalty in one period as compared with the comparable period in the prior year. The use of this metric enables an important comparison of company-owned center growth to same franchise center royalty growth. The difference between same center revenue growth and center cash receipt growth is caused by changes in deferred revenues of 3% and (4%) and the impact of acquisitions of franchised Sylvan Learning Centers of 4% and 2% for the years ended December 31, 2002 and 2003, respectively.
(4)	Number of Sylvan Learning Centers at period end.

Revenues.    Revenue increases over these periods were primarily driven by acquisitions of previously franchised Sylvan Learning Centers; same center revenue growth in the Learning Center business; initiation of new NCLB service programs; acquisition of Progressus Therapy; and the initial rollout of our Online Learning Services tutoring services.

Learning Center—During 2003, revenues from company-owned centers increased due to the acquisition of eight centers from franchisees ($1.8 million) and same center revenue growth of 6% ($4.2 million). The same center revenue growth was driven largely by the same factors that drove revenue growth in 2002. Franchise services revenues increased as a result of 40 additional franchised centers ($1.8 million) and 7% same center royalty growth ($1.9 million), primarily a result of an increase in the number of students and higher revenues per student. This franchise services growth was offset by a reduction in product sales of $2.6 million due to timing of franchise program releases. European revenues, reflecting both company-owned centers and franchise results, increased due to company-owned center growth and the effects of a $3.7 million benefit from favorable foreign currency exchange rate movement. During 2002, revenues from company-owned centers increased due to the acquisition of 37 company-owned centers from franchisees and same center revenue growth of 13%. The same center revenue growth was driven by the success of our advertising campaign and enhanced financing options in conjunction with the implementation of our sales strategy at the beginning of 2002. We anticipate that the rate of center acquisitions will increase in 2004 from that in 2003, but not to the level we experienced in 2002. Franchise services revenues increased as a result of 12 additional franchised centers and 17% franchised same center royalty growth.

Institutional Services—During 2003, revenues increased as a result of significant growth in our NCLB supplementary service program ($5.5 million), which began in the 2002-2003 school year, the acquisition of Progressus Therapy ($3.2 million) in October 2003 and modest growth in our school services program. During 2002, revenues decreased due to our focus on building our NCLB business and our decision to renew fewer higher cost public school contracts in order to focus our efforts on our NCLB business.

Online Learning Services—During 2003, revenues decreased due to the operating plan implemented in April 2003. The initial rollout of eSylvan occurred in 2001 and initial growth rates in 2002 were strong but do not allow for a meaningful comparison.

	Year Ended December 31,
	2001	2002	Variance	2003	Variance
				(Pro forma)
	(In Millions)
Segment Operating Costs
Learning Center	$84.9	$108.7	28%	$116.5	7%
Institutional Services	59.3	58.6	(1)%	72.5	24%
Online Learning Services	13.7	14.9	9%	7.8	(48)%

Total Segment Operating Costs	157.9	182.2	15%	196.8	8%

Segment Profit
Learning Center	26.1	37.0	42%	45.2	23%
Institutional Services	10.7	9.3	(13)%	6.3	(32)%
Online Learning Services	(13.2)	(12.2)	8%	(6.0)	51%

Total Segment Profit	23.6	34.1	44%	45.5	34%

Corporate Expenses
Corporate depreciation and amortization expenses	1.4	1.2	(14)%	1.5	25%
General administrative expenses	12.3	13.1	7%	12.7	(3)%
Interest (income) expense, net	(0.3)	(0.1)	(66)%	13.2	—
Other non-operating expense	1.0	0.2	(80)%	0.0	NM
Income tax expense	9.3	12.8	38%	7.3	(43)%

Total Corporate Expenses	23.7	27.2	15%	34.7	28%

Income (loss) from continuing operations	$(0.1)	$6.9	NM	$10.7	59%

Operating Costs as a Percentage of Revenues
Learning Center(1)	76%	75%		72%
Institutional Services(1)	85%	86%		92%
Online Learning Services(1)	2740%	552%		433%
Corporate Expenses(2)	10%	10%		11%

Segment Profit Margin
Learning Center	24%	25%		28%
Institutional Services	15%	14%		8%
Online Learning Services	(2640%)	(452%)		(333%)

NM means that the calculation is not meaningful.

(1)	Represents operating costs as a percentage of segment revenues.
(2)	Represents operating costs including income tax expense, before interest and other non-operating expenses as a percentage of total revenues.

Segment Operating Costs.    Segment operating costs increased primarily due to the revenue growth generated by the expansion of the business.

Learning Center—Segment operating costs represented 72% of segment revenue for 2003, compared to 75% for 2002 and 76% for 2001. Company-owned Sylvan Learning Center costs increased over the period primarily due to expenses incurred related to the additional franchised learning centers acquired and costs associated with servicing higher revenues at existing company-owned centers. Franchise services expenses decreased $1.2 million in 2003 primarily related to lower education product costs of $2.1 million offset by an increase of $0.9 million related to services needed to support the expanding franchise network. European expenses related to Schülerhilfe increased by $4.3 million in 2003 and $0.8 million in 2002 due to increased marketing and sales costs and foreign exchange movements of $3.1 million in 2003 and $0.8 million in 2002.

Institutional Services—Segment operating costs increased to 92% of segment revenue for 2003, compared to 86% in 2002 and 85% in 2001. This 2003 increase was primarily due to the acquisition and transition of Progressus Therapy ($3.1 million) and costs incurred related to start-up, development, marketing and training for the NCLB business ($7.7 million). The 2002 increase was due principally to the start-up costs related to the development of our NCLB business.

Online Learning Services—Segment operating costs decreased for 2003 as a result of the operating plan implemented in 2003. A charge of $0.4 million for severance costs was recorded in 2003 in connection with this plan. 2002 expenses increased by $1.2 million over 2001 as a direct result of costs related to the initial rollout of the eSylvan product.

Segment Profit Margin.    The Learning Center margin improvement over the period from 24% in 2001 to 25% in 2002 and to 28% in 2003 is due primarily to a significant improvement in company-owned center performance. Institutional Services margins have declined from 15% in 2001 to 14% in 2002 and 8% in 2003 primarily as a result of costs of $7.8 million associated with the start-up and marketing of NCLB programs during 2003. Online Learning Services operating losses as a percentage of revenues have declined significantly over the period as the costs of developing the business were incurred primarily in 2001 and 2002. Progress has been made on cost reduction and improving student level profitability which combined to result in a $6.2 million reduction of operating losses in 2003.

Corporate Expenses.    As a percentage of operating revenues, general and administrative expenses decreased to 6% in 2003, compared to 7% in 2002 and 8% in 2001 as a result of administrative cost control even as total revenues are increasing significantly. Interest expenses increased by $13.3 million for the year ended 2003 compared to the year ended 2002, primarily due to interest costs related to the financing of our acquisition by Apollo. We expect that after giving effect to this offering and the use of proceeds described in this prospectus as if each had occurred on January 1, 2004, our interest expense for 2004 would be less than $5 million. Our effective tax rate was 40% in 2003, 65% in 2002 and 101% in 2001. Our predecessor operated the business comprising the Online Learning Services segment through a subsidiary that filed separate income tax returns. This subsidiary incurred significant operating losses that did not result in recorded income tax benefits because their realization was not reasonably assured, and the effect of this organizational structure resulted in unusually high effective income tax rates for the periods our business was operated by our predecessor. See the notes to the combined financial statements of our predecessor for additional information regarding the computation of our predecessor’s income tax expense.

Liquidity and Capital Resources

	Period from June 30, 2003 (date of inception) through December 31, 2003	Six Months Ended June 30, 2004
	(In Millions)
Beginning Cash Balance	$—	$20.3
Operating Activities—Continuing Operations	10.6	16.2
Operating Activities—Discontinued Operations	(3.7)	0.3
Investing Activities	(119.4)	(8.7)
Financing Activities	132.4	(5.6)
Effect of exchange rates	0.4	(0.4)

Ending Cash Balance (including $0.5 million in discontinued operations at June 30, 2004)	$20.3	$22.1

Historically, we have generated significant cash flows from our operations which have allowed us to meet our working capital needs and fund a portion of the cash we require to make investments in property and equipment, open new company-owned centers, and acquire franchised learning centers and other businesses. More recently, the cash flows we have generated from operations have also been used to service debt we incurred in June 2003 upon the acquisition of the pre-K-12 business from Laureate and refinanced in April 2004.

Our working capital requirements are minimized because in our largest segment, the Learning Center segment, our company-owned learning centers generally receive advance payments for services and our franchisees are required to pay us royalties on a monthly basis. Our working capital needs are greater in our Institutional Services segment because our customers are principally public school districts that pay us in arrears, often 60 days or longer after we perform our services. As our revenues in this segment increase as a result of the expected expansion of our NCLB business, our working capital requirements will also increase. For example, for the six-month period ended June 30, 2004, our cash flows from continuing operations declined to $16.2 million from $24.6 million in the comparable 2003 period, principally because of increases in accounts receivable in the Institutional Services segment.

For the years ended December 31, 2001 and 2002, our cash flows from continuing operations were $18.1 million and $19.8 million, respectively. The increase of $1.7 million was attributable primarily to an increase in income from continuing operations before non-cash charges of $6.1 million in 2002, offset by changes in working capital. For the year ended December 31, 2003, including the cash flows of our predecessor for the first half of the year, our cash flows from continuing operations increased to $35.2 million. This $15.4 million increase over the comparable 2002 period is attributable to an increase in income from continuing operations before non-cash charges of $5.4 million, and growth in our accounts payable and accrued expenses by approximately $13.0 million. Our accounts payable and accrued expenses increased at December 31, 2003 due to accrued employee bonuses, increased spending on advertising and marketing, and costs we incurred in 2003 in readiness for our NCLB business.

Our investing activities have historically consisted of investments in property and equipment and acquisitions of franchised learning centers and other businesses. As a component of a larger company, prior to June 30, 2003, we were able to obtain any needed capital from investments that Laureate made in our business. Because we are no longer a part of Laureate, our ability to make future acquisitions and investments in property and equipment will be dependent on the cash flows we generate from our operations and our ability to obtain additional capital.

In connection with our inception on June 30, 2003, we used $110.8 million of cash to acquire the pre-K-12 business from Laureate. We also used $4.6 million of cash subsequently to acquire Progressus Therapy and other businesses and purchased $3.7 million of property and equipment. We financed the cash component of the purchase price from borrowings on our $110.0 million credit facility and $30.0 million of capital from our investors. During the six-month period ended June 30, 2004, we invested an additional $1.9 million in acquired businesses, primarily center acquisitions, and $5.4 million in property and equipment to meet the needs of our expanding operations.

On April 27, 2004, we refinanced the borrowings under our credit facility and the subordinated note we issued to Laureate in connection with the acquisition of the pre-K-12 business from the proceeds of a new seven-year, $170.0 million term loan. Borrowings under the term loan and a $30.0 million revolving credit facility bear interest at a rate of LIBOR plus 3%, subject to rate reductions tied to reduced leverage ratios. As of June 30, 2004, we had made no borrowings under the revolving credit facility. In June 2004, we declared and paid a dividend to our common stockholders in the amount of $9.0 million.

We believe that cash flow from operations, available cash and existing credit facilities will be sufficient to meet our operating requirements, including expansion of our existing business, acquisition of centers, funding of eSylvan investments and operating costs for the next year. Our future capital requirements will depend on many factors, including our rate of revenue growth, center acquisitions and new company-owned center development, the expansion of sales and marketing activities, the timing of introductions of new services and enhancements to existing programs. We expect that we will, from time to time, continue to consider opportunities in the educational services industry for potential acquisitions of companies that complement our overall business strategy. Although we consider various acquisitions from time to time, no acquisitions are presently probable.

Contingent Matters

The following tables reflect our contractual obligations and other commercial commitments as of June 30, 2004:

	Payments Due by Period
	Total	Remainder of 2004	2005-2006	2007-2008	2009 and after
	(in thousands)
Contractual Obligations
Long-Term Debt	$173,912	$1,412	$4,941	$4,818	$162,741
Leased Center, Office Space, and Equipment	36,246	6,803	18,117	6,891	4,435

Total Contractual Cash Obligations	$210,158	$8,215	$23,058	$11,709	$167,176

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Remainder of 2004	2005-2006	2007-2008	2009 and after
	(in thousands)
Other Commercial Commitments
Guarantees	$254	$254	—	—	—
Standby Letters of Credit	710	—	—	710	—

Total Commercial Commitments	$964	$254	—	$710	—

We have guaranteed certain bank loans of franchisees related to financing the purchase of educational programs and other purchased instructional material. Of the $1.0 million of available credit under this program, $0.3 million was outstanding at June 30, 2004. These guarantees are secured by the assets of the business of the individual franchisee utilizing this financing arrangement.

We have an option to repurchase specified Sylvan Learning Centers at predetermined multiples of operating results. The exercise of the option would not have a material effect on our financial position or results of operations.

We are required to utilize a portion of the proceeds of this offering to repay a portion of our outstanding secured credit facility. See “Use of Proceeds.”

International Exposure

Our Learning Center segment has operations outside the United States, primarily in Germany. These international operations subject us to political uncertainties, currency devaluations and national regulations affecting the provision of educational services. Accordingly, our revenues and income in any period may be impacted by international developments outside our control.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We base our estimate on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to our consolidated financial statements. The following discussion addresses our critical accounting policies, which are those that require management’s most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

Learning Center

Revenues from our Learning Center segment consist predominately of fees we earn from providing educational services to students through company-owned learning centers and royalties we collect from our franchised learning centers.

Fees for the services we provide in company-owned centers are based on the number and type of sessions that students purchase, and we recognize these fees as we deliver the sessions. Students often prepay us for multiple sessions that they purchase, and we record any undelivered sessions as deferred revenue. These prepayments are refunded if at a later date the student notifies us that the prepaid sessions will not be used.

Franchisees pay us a monthly royalty fee based on their cash receipts, which are based on the number and type of sessions that students purchase. These royalty fees are generally payable by the fifteenth day of the following month. We recognize these fees in the month they are earned if collectibility is reasonably assured. At the end of each month, we make estimates of royalties earned based on periodic business updates from our franchisees and extensive historical data we maintain of monthly royalties reported by each franchised learning center. We record these royalties as revenue and accounts receivable at each balance sheet date and later make adjustments to the actual amounts when officially reported by our franchisees, generally within fifteen days of the month earned. Historically, our adjustments to estimated royalties have been insignificant. For the six months ended December 31, 2003, our average monthly adjustment was approximately $120,000.

Institutional Services

Revenues from our institutional services segment consist principally of revenues from contracts with school districts receiving funds under federal and state-based programs to provide supplemental education services. These contracts typically have a term of one year or less. For contracts that specify a fixed fee per student for services over a stated period, we recognize revenue ratably over the contractual service period, because our services are provided in approximately equal proportions over the contract term. Other contracts in this segment provide for fees payable to us for services on an hourly basis at a specified hourly rate. We recognize revenue under these contracts as we deliver the services.

Allowance for Doubtful Accounts

Our assets include receivables from franchisees related to royalties and product sales which are collected typically in less than one month and receivables from schools districts which typically have a collection cycle in excess of 60 days. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We calculate the allowance based on a specific analysis of past due balances and also consider historical trends of write-offs. We review our past due balances monthly and write-off those that are deemed uncollectable. Actual collection experience has not differed significantly from our estimates, due primarily to credit and collections practices and the financial strength of our customers. Accounts and notes receivable balances due from franchisees are secured by the assets of the franchisee’s business. Other accounts receivable balances, primarily due from governmental agencies, are not collateralized.

Amortization of Intangibles and Indefinite Lived Assets

At June 30, 2004, our total assets include approximately $276.0 million of goodwill and other intangible assets, representing approximately 190% of our net assets. We recorded approximately $264.5 million of goodwill and other intangible assets when we acquired the pre-K-12 business of Laureate on June 30, 2003.

Our intangible assets include more than $200.0 million of franchise rights and tradenames that have an indefinite life. We determined that these assets have an indefinite life because there are no significant legal, regulatory, or contractual provisions that limit the useful life. In addition, we determined that the effects of obsolescence, demand, competition, and other economic factors are not factors that are expected to significantly affect the useful life of the assets. Our Sylvan franchise license agreements license to a franchisee the exclusive right to operate Sylvan Learning Centers in a specified territory for an initial term of ten years. The franchise license agreements are known as “evergreen” agreements, because franchisees may renew their license for no additional fee for consecutive ten-year terms. The franchisee may also transfer the license to a third-party with our consent, which may not be unreasonably withheld, for a nominal fee. We are not aware of any franchise license agreement that was not renewed on the renewal date, and, historically, the average failure rate of our franchisees has been less than 1% per year. Because of the evergreen provisions of our franchise license agreements, our substantial experience with renewals, and the very low failure rate associated with our franchisee population, we have determined that the life of our franchise license agreements is indefinite.

Intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually on October 1 of each year, and whenever an impairment indicator is identified. The impairment test requires the determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized for an amount equal to the difference, and the intangible asset is then carried at its new fair value. Fair value is determined using estimates of discounted cash flows. The fair values of our Sylvan Learning Center franchise rights and tradenames are determined based on estimates of future royalties that we expect to receive from the franchised learning centers we acquired on June 30, 2003, discounted using the rate of return required for investments of like risk. Estimates of future royalties that we will earn likely will change over time as we perform our impairment assessments. Even if the estimate of future royalties does not decrease, the fair value of these assets may be adversely affected by increases in interest rates and the applicable discount rate. In addition, if we experience unexpected franchisee attrition, we may determine that our Sylvan franchise license rights do not have an indefinite life and should be subsequently amortized over their remaining estimated useful life.

At June 30, 2004, we had approximately $58.0 million of goodwill. Goodwill is initially measured as the excess of the cost of a business we acquired over the fair value of the identifiable net assets. We do not amortize goodwill, but rather review its carrying value for impairment annually on October 1 of each year, and whenever an impairment indicator is identified. The goodwill impairment test involves a two-step approach. Under the first step, we determine the fair value of each reporting unit to which goodwill has been assigned. The reporting units for purposes of the impairment test are our major operating subsidiaries, as these are the components of the business for which discrete financial information is available and our segment managers regularly review the operating results of those components. We estimate the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows, and then compare the fair value of each reporting unit to its carrying value, including goodwill. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. The implied fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment loss equal to the difference.

Currently, over 84% of our goodwill is included in our Learning Center segment, which is our most profitable and stable reporting segment. If the estimated cash flows from the reporting units comprising our Learning Center segment were to decline, due to the effects of increased competition or reduced demand or other factors, we could incur a material goodwill impairment charge.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board, or FASB, issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses the financial accounting and reporting for certain costs associated with exit or disposal activities. Statement No. 146 requires that these costs be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Our adoption of the new standard in 2003 did not have a material effect on our consolidated financial statements.

In December 2003, the FASB issued its revised Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of Interpretation No. 46 is to improve financial reporting by companies involved with variable interest entities. The Interpretation requires variable interest entities to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities of is entitled to receive a majority of the entity’s residual returns or both. The revised requirements of Interpretation No. 46 are effective for our March 31, 2004 and subsequent interim financial statements. Upon adoption in 2004, there was no impact on the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks, which exist as a part of our ongoing business operations, and we use derivative financial instruments, where appropriate, to manage these risks. As a matter of policy, we do not engage in trading or speculative transactions. Refer to Note 2 within Notes to Consolidated Financial Statements for further information on accounting policies related to derivative financial instruments.

Foreign Currency Risk

In 2003, approximately 10% of our revenues were derived from customers outside the United States. Most of this business is transacted through international subsidiaries, generally in the local currency that is considered the functional currency of that foreign subsidiary. Expenses are also incurred in the foreign currencies to match revenues earned and minimize our exchange rate exposure to operating margins. A hypothetical 10% adverse change in average annual foreign currency movements would have decreased both net income and cash flows for the six months ended June 30, 2004 by $0.2 million. We are also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. We generally view our investment in foreign subsidiaries as long-term. The effects of a change in foreign currency exchange rates on our net investment in foreign subsidiaries are reflected in other comprehensive income (loss). A hypothetical 10% average change in depreciation in functional currencies relative to the U.S. dollar would have resulted in a decrease in our net investment in foreign subsidiaries of approximately $1.8 million at June 30, 2004.

Interest Rate Risk

We hold cash and cash equivalents in high quality, short-term, fixed income securities. Consequently, the fair value of our cash and cash equivalents would not be significantly impacted by either a 100 basis point increase or decrease in interest rates.

We are exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing and future issuance of variable rate debt. Primary exposures include movements in U.S. Treasury rates, London Interbank Offered Rates (LIBOR) and commercial paper. We currently have an interest rate swap in place to reduce interest rate volatility associated with our secured credit facility, and to achieve a desired proportion of variable versus fixed rate debt.

Note 7 of the Notes to Consolidated Financial Statements of Educate, Inc. provides information on our significant indebtedness. The total notional amount of interest rate swap at June 30, 2004 was $40.0 million, representing a settlement asset of $0.2 million. Assuming average variable rate debt levels, a one percentage point increase in interest rates would have increased interest expense by approximately $0.7 million in the six months ended June 30, 2004 and $0.4 million in the six-month period ended December 31, 2003.

All the potential impacts noted above are based on sensitivity analysis performed on our financial position at June 30, 2004. Actual results may differ materially.

BUSINESS

Overview

We believe we are a leading national provider of tutoring and other supplemental education services to pre-kindergarten through twelfth grade, or pre-K-12, students. For over 25 years, we have provided trusted, personalized instruction to our students. We operate through three business segments that served more than 250,000 students in 2003.

•	Our Learning Center segment develops and delivers trusted, personalized tutoring programs primarily through a network of more than 1,000 franchised and company-owned learning centers in North America operating under the Sylvan brand name, which we believe is the most highly recognized brand name in the supplemental education services industry.

•	Our Institutional Services segment provides tutoring, as well as other supplemental education services and special-needs services, to eligible students in public and private schools through government-funded contracts under the Catapult Learning and other brand names.

•	Our Online Learning Services segment provides tutoring programs modeled after those provided in our Sylvan Learning Centers in an online environment. These services, provided primarily under the eSylvan brand name, use a technologically sophisticated, internet-based application that enables teachers and students to talk and interact real-time over a dial-up or broadband connection.

Our Sylvan Learning Centers are staffed by trained teachers who deliver high quality education programs that are personalized for each student based upon the results of extensive diagnostic testing. These centers are leading a significant shift in the provision of pre-K-12 supplemental education services, away from the traditional model in which individual tutors provide in-home homework help to students. We seek to instill in each student our “Learning Feels Good” philosophy through a motivational program that inspires students to achieve their objectives, builds self-confidence and strengthens each student’s enthusiasm for learning. Our Sylvan Learning Centers guarantee that each math and reading student will achieve at least one grade level equivalent of improvement within the first 36 hours of instruction.

Based on our market research, we believe that 93% of women within our target demographic recognize the Sylvan brand name. Our long history of successfully providing tutoring services and our substantial investments in advertising and direct marketing on national, regional and local levels have contributed to consumers’ recognition of the Sylvan brand. We have found television advertising, such as our current, award-winning “This Moment Brought to You by Sylvan” advertising campaign, to be especially effective at delivering an emotionally compelling message to consumers. This campaign has won both an ECHO Award from the Direct Marketing Association and an EFFIE from the New York American Marketing Association.

We have experienced significant growth in our business over the last five years. We expect that all three of our business segments will continue to benefit from increased national attention on the quality of pre-K-12 education. We believe that parents have become more proactive in seeking education services that supplement their children’s education and are increasingly willing to pay for these services. In addition, over the past ten years, the supplemental education services market has benefited from increased spending in both public and private schools. Further, increased education spending by governmental authorities has enjoyed continued bipartisan support. We believe these market forces have contributed to our substantial growth.

Business Segments

Learning Center

Our Learning Center segment develops and delivers trusted, personalized tutoring programs to students in grades pre-K-12 through a network of more than 1,000 franchised and company-owned learning centers in North America operating under the Sylvan brand name and more than 940 European franchised and company-owned learning centers. As of June 30, 2004, there were 141 company-owned and 896 franchised centers operating in North America, and 231 company-owned centers and 717 franchised centers operating in Germany and Austria. During 2003, the Learning Center segment generated revenues of $161.7 million, representing 67% of our total revenues.

North American Learning Centers

Our Sylvan Learning Centers provide supplemental, remedial and enrichment instruction, primarily in reading and mathematics, and to an increasing extent, writing, study skills and test preparation. Our programs feature an extensive series of standardized diagnostic tests, personalized instruction, a student motivational program and ongoing involvement of parents and their children’s regular school teacher. High brand awareness of the Sylvan name and our targeted advertising programs motivate parents to inquire about our services on behalf of their children, primarily by telephone or the Internet. Our corporate call center, regional call centers or franchise operators respond to these inquiries and seek to convince parents of the value of our services and to make an appointment for a diagnostic assessment. One of our company-trained educators performs these tests, which include the California Achievement Test, a nationally-recognized diagnostic test, which identifies particular skill gaps of each student. We then use these assessments to create a personalized learning plan for the student.

Our students generally enroll in a 60 to 120 hour program with instruction three to four times per week for one to two hours per visit. Each teacher typically works with up to three students at a U-shaped table designed to facilitate the learning experience. Within this setting, a teacher works with each of the students individually in turn while the other two students work independently on their own programs. Each teacher is trained in using our proprietary learning systems, which address the particular skill gaps identified in the diagnostic testing. Students generally work with multiple teachers throughout their course of instruction. We also incorporate a motivational program using tokens redeemable for novelties and toys to inspire students to achieve their objectives, build self-confidence and strengthen their enthusiasm for learning. We measure and evaluate each student’s progress after every 36 hours of instruction, hold parent conferences after every 12 hours of a student’s program, and schedule periodic updates with the student’s regular school teachers during the program. Our Sylvan Learning Centers guarantee that each math and reading student will achieve at least one grade level equivalent of improvement within the first 36 hours of instruction or the student will receive 12 hours of additional instruction for free.

The cost to a student of an education program is dependent upon his or her individual needs. The program costs approximately $2,300 to $4,500, with the actual amount dependent upon the price per hour for tutoring and the number of hours of tutoring provided. Consumers may pay for the program in advance or prepay on a monthly basis using cash or a credit or debit card. Many of our customers also use third-party financing programs offered by recommended vendors.

We also provide tutoring services for the SAT and other standardized tests in our Sylvan Learning Centers using materials developed by our subsidiary, Ivy West Educational Services, Inc. Ivy West instructors also provide one-on-one tutoring and test preparation services to students in their homes through a staff of over 1,000 instructors.

During 2003, our North American Learning Center operations generated revenues of $139.4 million, representing 58% of our total revenues.

Our North American Learning Center operations are comprised of franchised centers and company-owned centers.

Franchised Centers.    Franchising is a core element of our business strategy. As of June 30, 2004, there were 896 franchised Sylvan Learning Centers located in North America, including 808 in the United States and 88 in Canada. During 2003, we expanded our franchised network of Sylvan Learning Centers by 40. In 2003, we generated $40.6 million in revenues from our franchised North American Learning Center operations, representing 17% of our total revenues. We generate income from franchising activities primarily through royalties, which are calculated as a fixed percentage of franchisee cash receipts. We generate additional licensing fees from the sale of new franchise territories, within which a franchisee is allowed to open learning centers, and from sales of learning materials and other materials to franchisees.

Our franchise agreements grant the franchisee a license to operate Sylvan Learning Centers and to use Sylvan’s trademarks within a specified territory. Our franchise agreements generally have an initial term of ten years, subject to unlimited additional ten-year extensions at the franchisee’s option under the same terms and conditions. The license fees and royalty rates vary depending upon the demographics of the territory. If a franchisee proposes to sell a franchised center, we have the right to acquire the franchised center on the same terms as the proposed buyer.

We actively manage our franchise system to enhance our brand and maintain a consistent, high quality of service. Franchisees must obtain our approval for the location and design of learning centers and for all advertising. Franchisees must also operate their learning centers in accordance with our methods, standards and specifications. We monitor educational quality at our franchised centers through a variety of procedures, including access to pre- and post-diagnostic test data for students of our franchisees. Each franchisee is required to purchase from us certain diagnostic and instructional materials, student record forms, parental information booklets and explanatory and promotional brochures developed by us. We specify requirements for other items necessary for operation of a learning center, such as computers, instructional materials and furniture, and we offer our franchisees the opportunity to purchase these items from preferred vendors. Generally franchisees provide us with periodic business updates and must submit monthly financial and operating data to us. We require franchisees and their employees to attend a one-week initial training program and to pass a certification examination in our learning center operations and educational programs. We also offer franchisees continuing training each year through a number of different methods. We employ field operations managers to provide assistance to franchisees in marketing, education and operations, technology implementation and business development. These employees also facilitate regular communications between franchisees and us and assist us in assuring a consistently high quality of service in each Sylvan Learning Center.

Our franchisees are true owner-operators, as evidenced by the fact that 73% of our franchisees own only one or two centers and no franchisee owns more than 20 centers. We believe that this allows franchise owners to remain focused and committed to the success of their centers.

Company-Owned Centers.    As of June 30, 2004, we operated 141 company-owned Sylvan Learning Centers in 16 U.S. markets. During 2003, we increased the number of company-owned centers by eight. In 2003, our company-owned North American Learning Center operations generated revenues of $98.8 million, representing 41% of our total revenues. Company-owned learning centers enable us to test and refine new educational programs, marketing plans and learning center management procedures before offering these programs and procedures to our franchisees. Our company-owned centers serve as best practice models where significant operational and educational improvements can be developed and implemented quickly. On average, company-owned centers have higher sales per center than franchised centers primarily due to higher average revenue per student. In 2003, our company-owned learning centers generated average sales per center of $680,000 and we received royalties from our franchisees that imply average cash receipts per franchised center of $453,000.

European Learning Centers

Our European learning center business, which we acquired in 1998, operates under the Schülerhilfe name. Schülerhilfe has provided after school tutoring, consisting primarily of homework support, to primary and secondary students in Germany and Austria for over 30 years. As of June 30, 2004, Schülerhilfe operated 231 company-owned learning centers and 666 franchised centers in Germany, and 51 franchised centers in Austria. Schülerhilfe generates revenue primarily from the operation of company-owned centers and the receipt of monthly fixed fees from franchisees. As in our Sylvan Learning Centers, the aim of Schülerhilfe’s center-based tutoring is for students to improve their grades and develop their self-confidence. Schülerhilfe provides tutoring in a number of subjects, including German, math, English, Latin, French, chemistry, and biology, using the individual child’s own textbooks. After an initial consultation, students visit a Schülerhilfe center after school for at least two 90 minute sessions per week. Students work with teachers on addressing their skill gaps using a combination of school work, homework, and Schülerhilfe curriculum. Sessions are taught in small groups of five or fewer students per teacher. On average, parents pay €120 per month for eight sessions. In 2003, Schülerhilfe generated revenues of $22.3 million, representing 9% of our total revenues.

Institutional Services

Since 1993, Catapult Learning, formerly known as Sylvan Education Solutions, has provided supplemental instruction programs primarily in reading and math to students in schools, school districts and private educational entities (primarily parochial schools) across the country. These programs encompass a wide variety of education services that supplement and expand those provided by these institutions. Our services are typically provided on location at the client school or a conveniently located community organization’s facility. These services are funded by federal, state and local governments. While funding for our programs comes from a variety of sources, there are two federal government programs that are significant sources of funds for the services that we offer: Title I of the Elementary and Secondary Education Act (most recently reauthorized as NCLB) and the Individuals with Disabilities Education Act (IDEA). Title I funds are provided by the Federal government to address the needs of educationally and economically disadvantaged students in public and private schools. IDEA funds are provided by the Federal government to address the needs of students identified for special education.

The largest component of our Catapult Learning business is small group instruction to pre-K-12 students who have been identified by their school as requiring these services. Also, through our recent acquisition of Progressus Therapy, Inc., we have become a national provider of outsourced speech, occupational and physical therapy to children with special educational needs in schools. In addition, we offer a variety of additional programs and services that cater to the specific needs of our institutional partners, such as summer school programs, early childhood development programs and special education services. In New Jersey, for example, we operate completely outsourced pre-kindergarten programs for local school districts. The services that we provide to institutions are typically governed by school-year contracts subject to annual renewal that have had and continue to have high rates of repeat business.

Within our Institutional Services segment, we have developed a new program, Education Station, to provide tutoring services mandated under NCLB. Under this Act, if a school misses its adequate yearly progress goals for three consecutive years, the school’s district must set aside a portion of the Title I funds it receives and must use those funds to support school choice or pay for tutoring for low income students who qualify under NCLB, at the parents’ option. Parents of eligible children who opt for free tutoring choose a provider of tutoring services from a list approved by the state, which must include third-party providers.

In the 2002-2003 school year, our Institutional Services segment served more than 70,000 students in more than 850 locations. In 2003, our Institutional Services segment generated revenues of $78.9 million, representing 33% of our total revenues. We believe that the increasing willingness of school districts and private schools to utilize third parties to provide supplemental education and specialized support services to the students in their schools, and the increases in Title I spending, the enactment of NCLB and access to IDEA funding and state education funds, provide us with significant opportunities for continued growth.

Online Learning Services

eSylvan offers online tutoring programs modeled after those provided in our Sylvan Learning Centers. These online programs use a technologically sophisticated, internet-based application that enables teachers and students to talk and interact real-time over a dial-up or broadband connection. eSylvan’s programs are provided to students primarily in second through ninth grades. As of June 30, 2004, eSylvan was owned approximately 93% by us, with the remaining 7% interest owned by a majority of our North American franchisees. Under almost all of our license agreements with franchisees, we have the exclusive right to provide online tutoring services to students, subject to payment of a reverse royalty. By providing instructional services at home, eSylvan makes the tutoring process more convenient for both the student and the parent, especially in rural or highly congested areas where access to a learning center is less convenient. eSylvan’s online program generally comprises 40 to 60 hours of instruction, with a price per hour similar to that charged in our Sylvan Learning Centers. The average student attends two one-hour sessions per week. Customers can either pay in advance or elect to have their credit or debit card automatically charged at the end of each month. eSylvan’s academic directors also schedule parent conferences periodically during the program. Each of eSylvan’s teachers must complete a formalized training program prior to his or her initial student session. This ensures that the quality of eSylvan’s services are consistent from teacher to teacher and allows eSylvan to offer the same type of guarantee offered to parents by our Sylvan Learning Centers.

eSylvan’s service offerings are supported by a technological infrastructure developed to provide effective interaction over the Internet for students and teachers and an operational support environment for effective business operation. eSylvan’s learning environment was developed to operate completely over a dial-up modem connection to the Internet. Each student and teacher is supplied with an audio headset, a microphone, and a digital pen and whiteboard system. Students and teachers gain access to our online program by entering our secure web site where information on learning programs is presented. Once registered for a learning program, students interact with teachers in real time through an audio/visual session, where existing technologies permit simultaneous voice and data transmission over the Internet connection. This learning environment permits the teacher to control a tutoring session for up to three students per session. Teachers can present curriculum-associated content on a whiteboard that appears on the student’s computer and that both parties can simultaneously reference and annotate. The whiteboard may also be used without content so that either party in the session can use freeform drawing tools for illustration purposes.

As of June 30, 2004, we had spent approximately $47.8 million to fund the development and operations of our eSylvan business since commencing operations in June 2000, with $3.6 million spent in the twelve months ended June 30, 2004. eSylvan had approximately 1,400 students enrolled in its online programs as of June 30, 2004, and generated $1.8 million of revenue in 2003. Since its inception, eSylvan has focused its marketing strategy on leveraging our proprietary learning system and the Sylvan brand, and creating various cross-marketing opportunities between eSylvan, Sylvan Learning Centers and Catapult Learning. In addition to delivering its tutoring services directly to individual students, eSylvan is also conducting pilots to test delivery of these services to Sylvan Learning Center students through the Sylvan Online program and to a limited number of school districts through the Catapult Learning Online program.

Industry Overview

We believe the pre-K-12 education services industry is large, growing and fragmented and that the overall size of this industry has significant potential to grow as a result of a number of factors. These factors include favorable demographics, increasing parental dissatisfaction with the quality of public education, an increasingly competitive educational system and the heightened focus on school performance due to the continued failure of many students to achieve basic skills. According to the U.S. Department of Education, enrollment in elementary and secondary schools rose 20% between 1985 and 2003 to more than 54 million students and is expected to rise by an additional two million students between 2003 and 2013. We believe these trends will drive demand in both the public and private sectors for the types of supplemental education services that we provide.

Private Sector Demand.    Parental demand for supplemental education services is growing due to parents’ dissatisfaction with the quality of public pre-K-12 education. We believe that the demand for private pre-K-12 tutoring services has grown, and will continue to grow, as children face additional federally-mandated standardized tests throughout their pre-K-12 years, and a growing number of qualified students vie for positions at top colleges. At the same time, the monetary value of a college degree is increasing, as evidenced by U.S. Census Bureau data. In 2001, holders of a bachelor’s degree earned 89 percent more on average than those with only a high school diploma, as compared with 57 percent more on average in 1981. In addition, many schools have ended the practice of social promotion and now require students to pass end-of-year exams to advance to the next grade. These high stakes tests create additional pressures on students’ school performance. We believe that all of these factors will increase private sector demand for supplemental education services.

Public Sector Demand.    In the 2000-2001 school year, the most recent year for which the U.S. Department of Education has published data, the total K-12 expenditures by U.S. governmental entities for purchased instructional services was approximately $6 billion. The size of that market has increased since the 2000-2001 school year due in part to the adoption of federal legislation. The most recent major federal legislation, NCLB, increased federal funding for supplemental education services by 33% from $8.8 billion in 2001 to $11.7 billion in 2003. NCLB also enacted sweeping changes, such as requiring a school district to set aside funds to support school choice and supplemental educational services, including tutoring provided by third parties, if a school in the district fails to achieve its adequate yearly progress goals for three consecutive years. We believe these changes will drive demand for the types of supplemental education services we provide. In particular, NCLB increased the accountability of public school districts for poor student performance, increased the emphasis on results-based student improvements, instituted penalties for continued poor school performance, and increased the availability of private educational alternatives for low income students.

NCLB also provides for more alternatives to public schools, and a heightened focus on results and school accountability represent a likely catalyst for increased funding for outsourced services. Funding for outsourced programs and services comes from a variety of sources, including federal, state and local governments. The federal government provides funds through two main programs, Title I of the Elementary and Secondary Education Act and IDEA. Title I funding has grown 33% since 2001 to $11.7 billion in 2003, and IDEA funding has grown 35% since 2001 to $10.0 billion in 2003.

Our Strengths

Leading Market Position and Powerful Sylvan Brand Name.    We believe that our broad geographic reach and trusted, personalized method of instruction have enabled us to become a leading national player in a highly fragmented market. Based upon our market research, we believe the Sylvan brand is the most highly recognized brand name in the supplemental education services industry and that it enjoys 93% brand awareness among women within our target demographic. This high brand awareness is driven in part by our and our franchisees’ significant annual investment in advertising, estimated at an average of $50 million per year in each of the last three years.

High Quality Instruction and Broad Service Offering.    In our Sylvan Learning Centers, we differentiate ourselves through our proprietary learning systems that consistently produce positive results for our customers. Our high quality instruction, diversity of services and dedication to customer service reinforce our reputation as a trusted source of quality instruction. Our programs measure academic progress over time, and we guarantee that each math and reading student will achieve at least one grade level equivalent of improvement within the first 36 hours of instruction or additional tutoring is provided at no cost.

We also provide a wide variety of educational and specialized supplemental services to schools, school districts and private educational entities across the country through our Institutional Services segment. In addition, we have developed and are delivering an internet-based application to individual consumers that enables teachers and students to talk and interact in real-time.

Highly Effective Marketing.    We have a sophisticated marketing strategy that helps us to maintain a high level of brand awareness. Over the last five years, our marketing strategy has resulted in approximately one out of every three inquiries leading to an enrollment in our Sylvan Learning Centers. Our advertising campaign is heavily weighted towards television, which is a highly effective medium for reaching our target audience due to the emotionally compelling message it can convey. We believe that our current, award-winning “This Moment Brought to You by Sylvan” advertising campaign has been especially effective at delivering our message to consumers. We advertise year-round and test our advertising to improve effectiveness. We also coordinate national advertising campaigns for the Sylvan system through a national advertising committee. Coordinated advertising and marketing enable us to communicate a consistent brand image at both the national and local levels.

Strong Institutional Relationships.    Since 1993, we have provided supplemental instruction programs to schools, school districts and private educational entities (primarily parochial schools) through our Institutional Services segment. As an established provider in the institutional market, we have positioned ourselves to take advantage of the government’s increased focus and spending on supplemental education services. Although most of our contracts with school districts are school-year contracts subject to annual renewal, we have had and continue to have high rates of repeat business with our institutional customers. We have developed a new program, Education Station, to provide tutoring services mandated under NCLB. In the 2003-2004 school year, our NCLB business served approximately 16,700 students, compared to approximately 2,900 students in the 2002-2003 school year.

Strong Learning Center Franchise Model.    Franchising allows us to grow revenue with limited capital expenditures. We seek to maintain the quality and consistency of our offering and branding through the careful selection of franchisees, comprehensive franchisee training, and the system-wide implementation of proven policies and procedures. Once selected, franchisees and their employees are required to attend initial training in learning center operations and proprietary educational programs. We also offer franchisees additional training each year. Our franchising model provides us with local business partners who typically reside in and are active in their communities, thereby enhancing our advertising with local community relations activities. Since January 1, 2000, we have added 188 franchised centers, significantly contributing to our growth. Our company-owned centers also support our franchises by serving as “best practice” models where significant operational and educational improvements can be developed and implemented quickly. Successful programs can then be rolled out to our franchisees.

Our franchise system is characterized by high demand for franchises, and low franchisee concentration and turnover. Our franchisee selection process is highly competitive, attracting on average 4,000 applicants for new territories each year. We seek franchisees who prefer to be active owner-operators. We have a low franchise center closing rate of approximately 1% over each of the last five years. We also maintain a very low franchisee ownership concentration, with 73% of our franchisees owning only one or two centers, and no franchisee owning more than 20 centers.

Outstanding Track Record of Growth and Financial Performance.    We have demonstrated significant growth in our business from 1999 to 2003. Our revenue increased from $154.9 million in 1999 to $242.3 million in 2003 and our operating income grew from $15.4 million in 1999 to $31.1 million in 2003, representing a compound annual growth rate of 12% in revenues and 19% in operating income. For the same period, income from continuing operations increased from $9.5 million to $10.7 million, reflecting the increase in operating income, offset by increases in net interest expense of $13.1 million and taxes of $1.5 million in 2003 as compared to 1999. We have continued to experience significant growth. Our revenues increased from $127.8 million for the six months ended June 30, 2003 to $169.4 million for the six months ended June 30, 2004. Our operating income decreased from $19.3 million for the six months ended June 30, 2003 to $19.2 million for the six months ended June 30, 2004 as a result of an $8.4 million expense in the 2004 period for non-cash stock compensation. For the same period, net income decreased from $7.6 million for the six months ended June 30, 2003 to $5.3 million for the six months ended June 30, 2004. This decrease is caused by the $8.4 million non-cash stock compensation expense and the write-off of $4.8 million in costs related to refinancing our debt in the 2004 period.

Experienced Management Team.    We have a strong and experienced management team with significant experience at Educate and the predecessor business, as well as expertise in marketing, finance, government and operations. The members of our senior management team have an average of seven years of experience with us. Our Chairman and Chief Executive Officer, R. Christopher Hoehn-Saric, has been with us since 1991.

Business Strategy

Our goal is to strengthen our position as a leading provider of tutoring and other supplemental education services. To further this goal, certain members of our management and affiliates of Apollo Advisors, L.P. acquired substantially all of the pre-K-12 business of Laureate. This acquisition has enabled us to focus our efforts and financial resources exclusively on developing and growing our business, whose revenues represented approximately 36% of Laureate’s revenues in 2002, the year prior to acquisition. Prior to our acquisition by Apollo, we were focused on providing similar pre-K-12 services but operated under a much larger company which had more of a post secondary focus. Our strategy includes the following elements:

•	Drive Organic Learning Center Growth. We intend to drive same center sales and operating income growth by improving the effectiveness of our marketing, increasing revenues per student and controlling costs. To achieve these goals, we intend to continue our high levels of advertising and product expansion and innovation.

•	Expand Our Sylvan Learning Center System. We believe there is significant potential to establish new Sylvan Learning Centers, particularly in markets that are underserved:

•	We expect to add approximately 35 to 45 franchised centers to our system per year, thereby expanding our system with limited capital expenditures by us.

•	We intend to continue to increase the number of company-owned centers through selected acquisitions of Sylvan Learning Centers operated by franchisees and the opening of new company-owned centers in certain markets.

•	We intend to pilot a strategy where we will rapidly increase the density of company-owned learning centers in a few select metropolitan areas where we have a low center density, as measured by center per child.

•	Increase Our NCLB Penetration. As schools fail to meet their adequate yearly progress goals, we expect the market for the provision of supplemental education services under NCLB to grow. We intend to expand our NCLB business further by leveraging our strong institutional presence to build Education Station into the leading brand in this emerging market. We are also developing a new small group instructional program that allows our franchisees to participate in the provision of NCLB services beginning in the 2004–2005 school year.

•	Grow Our Online Business. We believe that internet-based tutoring programs represent an attractive growing market opportunity. We believe our significant investment in developing our technologically sophisticated, internet-based application for second through ninth grade reading and math instruction, together with our six years of experience in marketing and delivering these services to students, positions us to take advantage of this growing market. We intend to increase this competitive advantage by expanding our content, improving our current online applications and adding new products and services to the applications we currently provide. We plan to offer our online products through all three of our segments.

•	Extend Our Service Offerings. We intend to continue to develop new programs based on the specific needs of our customers in each of our segments. For example:

•	In our Learning Center segment, we are developing summer skills workshops and other complementary services to reach a broader group of students. We are also developing a new small group instructional program that allows our franchisees to participate in the provision of NCLB services beginning in the 2004–2005 school year.

•	In our Institutional Services segment, we believe that we have a significant opportunity to increase our market share by selling additional services to our existing institutional customers, expanding our customer base and broadening the scope of our institutional services. We intend to utilize our existing relationships to promote new service offerings to existing customers through selected acquisitions of other businesses, such as the Progressus Therapy acquisition.

•	In our Online Learning Services segment, we are working on a program to extend eSylvan services to include high school math instruction.

•	Expand Use of the Sylvan Brand. The Sylvan brand is one of our most valuable assets. We intend to continue to expand use of our brand and grow our business as opportunities arise. We plan to continue the historically high levels of marketing expenditures made by us and our franchisees to grow our market share and to maintain year-round marketing programs. We also intend to focus on opportunities to expand the use of this brand by potentially licensing it to educational book and software publishers and for other educational products. This approach should increase our already strong brand equity by enhancing brand image and consumer accessibility.

Connections Academy

Our subsidiary, Connections Academy, Inc., operates virtual public and charter schools for K-8 students. We acquired Connections Academy, Inc. from a subsidiary of Laureate as part of our acquisition by Apollo. Our Board of Directors directed management to sell Connections Academy to certain of our existing stockholders prior to the consummation of this offering. Two of our executive officers will serve as board members of Connections Academy after the sale.

The Board’s determination was based on several factors. As a provider of primary education services through virtual public and charter schools, Connections Academy will be subject to uncertain and potentially significant government regulation that is more unpredictable and extensive than the government regulation to which our other businesses are subject. In addition, as a newly formed company, we expect that Connections Academy will experience net losses for the next several years.

Following this sale, we will have no ongoing involvement with Connections Academy other than a customary transition services agreement.

On June 29, 2004, we declared a dividend to our existing stockholders in the amount of $9 million. We anticipate that substantially all of the dividend may be used by these stockholders to fund the working capital needs of Connections Academy.

Our Equity Sponsor

As of July 31, 2004, affiliates of Apollo Advisors, L.P. (“Apollo”) owned 88.0% of our outstanding shares of common stock on a fully diluted basis (or 56.3% after giving effect to this offering and 51.4% if the underwriters’ over-allotment option is exercised in full). We refer to Apollo as our “equity sponsor.” Apollo was founded in 1990 and is among the most active private investment firms in the United States in terms of both number of investment transactions completed and aggregate dollars invested. Since its inception, Apollo has managed the investment of an aggregate of approximately $14 billion in equity capital in a wide variety of industries, both domesically and internationally.

Sales and Marketing

Learning Center

Philosophy

We have positioned ourselves as a provider of tutoring services that inspire students to achieve their objectives, build self-confidence and strengthen each student’s enthusiasm for learning by instilling our “Learning Feels Good™” philosophy. We developed our philosophy through qualitative and quantitative consumer research of women within our target audience. We have used consumer research to identify the most compelling message as well as the benefits and features that are most relevant and believable to our target audience.

Marketing

We believe our investment in advertising is driving a high level of brand awareness and growth in favorable consumer perceptions about our brand. Our marketing strategy relies primarily on direct response marketing. Our marketing materials are designed to generate a response from consumers, usually in the form of a call to one of our learning centers. This direct marketing strategy allows us to quantitatively and qualitatively test the effectiveness of various aspects of our marketing campaigns by measuring consumer response and making appropriate modifications to the campaign to improve consumer response. We believe that this empirical approach to marketing allows us to make more effective use of each media vehicle and to improve the return on our marketing investment.

We have found television advertising, such as our current, award-winning “This Moment Brought to You by Sylvan” advertising campaign, to be especially effective at delivering an emotionally compelling message to consumers. Accordingly, we commit a majority of our advertising funds to television advertising. The remaining advertising expenditures are comprised of local spending mainly on direct mail, print or public and community relations. As part of our quantitative and qualitative analysis, each year we test the performance of our newly developed advertising materials in select markets and compare the results to the benchmarks set by the best performing advertising materials in our previous campaigns to determine if the new material will be used throughout the system. In each year since 2001, when we began national quantitative testing of our advertising materials, each year’s new materials have been significantly more effective than the benchmarks set by our prior campaigns.

Our marketing is coordinated across three tiers, the national marketing fund, regional cooperative marketing funds, and local marketing. Substantially all franchised and company-owned centers pay a monthly fee into the national marketing fund, which is jointly managed by representatives of the company and the franchise community, while regional cooperative marketing funds are managed by members of the region, and local funds are managed individually by franchisees or company-owned center management. These three tiers use a combination of marketing channels, including television, print and grassroots public and community relations, such as appearances at public school parent assemblies, local street fairs and festivals, and other community events sponsored by local civic and religious groups. We maintain a consistent and targeted advertising message across each of these tiers and in each of the marketing channels through the centralized development and distribution of all advertising material used, including the materials used by franchisees and company-owned centers in local markets, and through specific recommendations to our franchisees of the appropriate mix of marketing channels.

Institutional Services

Our Institutional Services segment seeks to understand the needs of a particular institution and develops specific programs to address those needs within the scope of available funding. Our institutional services are marketed primarily through direct, personal contact with superintendents of school districts, school principals and other key decision makers at targeted institutions by our relationship managers and sales force. Through these sales efforts, we seek to maintain and expand our relationships with existing institutional customers. This focus on our existing relationship allows us to market additional supplemental services to them, which is less expensive than new client development efforts. Our institutional services are also marketed to new institutional customers by our nine full time sales people who leverage our track record of success to foster relationships with new institutional customers. In addition, the management of Catapult Learning spends a significant amount of time presenting at numerous conferences and trade shows catering to education professionals to increase its profile in the education community.

We employ a wide variety of consumer marketing strategies to market our Education Station program to parents, including radio, print, direct mail and grassroots public and community relations. In an effort to build the name recognition of our newly-developed Education Station program, we have made, and will continue to make, significant marketing expenditures.

Online Learning Services

Our online services are marketed through online marketing campaigns. eSylvan has established a network of providers of web-based advertising and is constantly working to refine this network to ensure that it is reaching the highest quality audience at the lowest possible cost. As the eSylvan student base is expanded, we believe eSylvan will gain more referrals from current and former students. eSylvan also intends to pursue cross-promotional opportunities with existing and former Sylvan Learning Center and Catapult Learning customers.

Employees

As of June 30, 2004, we had a total of 2,159 full-time and 9,505 part-time U.S. employees, of whom 5,705 were employed in our Learning Center segment; 5,534 were employed in our Institutional Services segment; 305 were employed in our Online Learning Services segment and 120 were employed in corporate services functions. Additionally, we had 654 Schülerhilfe employees of whom 70 were full-time and 584 were part time. None of our employees is a party to any collective bargaining or similar agreement with us. We consider our relationships with our employees to be good.

Properties

In our Learning Center segment, there were 141 company-owned Sylvan Learning Centers operating in the U.S., as of June 30, 2004. All of our company-owned Sylvan Learning Centers are located on premises with short term leases (typically three years) that generally comprise approximately 3,000 square feet. As of June 30, 2004, we had 896 franchised Sylvan Learning Centers operating in North America. All of our franchised Sylvan Learning Centers are located on premises leased or owned by the individual franchisee. Within our Schülerhilfe operations, there were approximately 231 company-owned centers operating in Germany and 666 franchised locations operating in Germany and 51 franchised locations operating in Austria as of June 30, 2004. All company-owned Schülerhilfe centers are located on leased premises that typically comprise approximately 1,500 square feet. All of Schülerhilfe’s franchised centers are located on premises leased or owned by individual franchisees. No single center is material to our operations.

As of June 30, 2004, our Sylvan Learning Center locations consisted of the following:

United States and Territories	Company-Owned Centers	Franchised Centers	Total
Alaska	—	3	3
Alabama	5	14	19
Arkansas	—	5	5
Arizona	—	12	12
California	28	70	98
Colorado	—	15	15
Connecticut	—	14	14
Delaware	3	—	3
Florida	15	47	62
Georgia	14	24	38
Hawaii	—	2	2
Iowa	—	11	11
Idaho	—	4	4
Illinois	—	36	36
Indiana	—	22	22
Kansas	—	8	8
Kentucky	—	10	10
Louisiana	—	20	20
Massachusetts	11	10	21
Maryland	13	12	25
Maine	—	2	2
Michigan	—	39	39
Minnesota	6	12	18
Missouri	—	21	21
Mississippi	—	5	5
Montana	—	6	6
North Carolina	—	45	45
North Dakota	—	3	3
Nebraska	—	9	9

United States and Territories	Company-Owned Centers	Franchised Centers	Total
New Hampshire	1	5	6
New Jersey	2	22	24
New Mexico	—	5	5
Nevada	—	6	6
New York	—	37	37
Ohio	—	44	44
Oklahoma	—	6	6
Oregon	—	12	12
Pennsylvania	10	31	41
Rhode Island	1	3	4
South Carolina	—	14	14
South Dakota	—	2	2
Tennessee	—	21	21
Texas	22	35	57
Utah	4	3	7
Virginia	6	25	31
Washington	—	26	26
Wisconsin	—	21	21
West Virginia	—	6	6
Guam	—	1	1
Puerto Rico	—	2	2

Total	141	808	949

Canada	—	88	88
Hong Kong	—	2	2

We maintain our corporate headquarters at 1001 Fleet Street in Baltimore, Maryland. Our corporate headquarters is used by all three of our business segments. At our corporate headquarters, we sublease 57,471 square feet of office space from Laureate. The initial term of the sublease for our headquarters expires on August 30, 2011.

We sublease one other property from Laureate that is used in support of each of our business segments. The property is located at 506 S. Central in Baltimore, Maryland and consists of 25,997 square feet. The sublease for the 506 S. Central property expires on November 30, 2006 and is renewable for three additional periods totaling 13 years at our discretion.

We lease 11,990 square feet of space in Elkridge, Maryland that serves as a call center for our Sylvan Learning Centers. The lease expires on December 31, 2005 and is renewable for two additional three-year terms at our discretion. Schülerhilfe leases approximately 12,000 square feet of office space in Gelsenkirchen, Germany, which serves as its corporate headquarters.

Competition

While we face competition in each of our business segments, the markets for the Learning Center and Institutional Services segments are very fragmented and penetrations are low. We are aware of only five direct national corporate competitors in our North American Learning Center business: Huntington Learning Centers, Inc., Kumon Educational Institutes, The Princeton Review, Kaplan Educational Centers and SCORE! Education Centers. With the exception of Kumon Educational Institutes, which is comprised of a large number of locations mostly operated in facilities primarily used by other organizations, we believe these competitors operate fewer learning centers and provide services within a smaller geographic area than we do. In most areas served by our Learning Center segment, competition also exists from individual tutors and local learning centers. Learning Center competition focuses on education quality, convenient location of franchised businesses and price. Schülerhilfe’s primary competition consists of Studienkries, a slightly-larger national provider of tutoring services in Germany, smaller regional tutoring chains and individual local tutors.

In our Institutional Services business, competition is primarily based on education quality, reputation and price. We compete with individuals that provide tutoring services to institutional customers, state and local education agencies that provide supplemental education services and national providers of supplemental education services, such as Kaplan K12 Services and The Princeton Review. We also compete with state-approved providers of tutoring services with respect to our No Child Left Behind supplemental education services. Most providers of No Child Left Behind services are individuals and smaller companies that do not have our national presence. In addition, we are aware of several other entities that currently provide Title I and state-based programs on a contract basis for students attending parochial and private schools. Progressus Therapy primarily competes with large regional companies that provide speech, occupational and physical therapy to children with special educational needs in large metropolitan areas such as Los Angeles and Chicago. However, there are few providers of these specialized services on a national scale.

In our Online Learning Services segment, we compete against smaller companies that participate in the online tutoring market. We also compete with individual home tutors who typically serve higher income families. We expect that some existing “bricks and mortar” educational services companies, and others, will begin to develop and distribute their services over the Internet in the near future. We believe that our services differ significantly from those currently offered by these companies. As Internet and broadband services become more widely deployed in the pre-K-12 market, we expect new and as yet unidentified companies to enter the market.

Government Regulation

Franchise Regulation.    Various state authorities as well as the Federal Trade Commission (“FTC”) regulate the sales of franchises in the United States. The FTC requires that franchisors make extensive disclosures to prospective franchisees but does not require registration. A number of states require registration and prior approval of the franchise-offering document. In addition, many states have “franchise relationship laws” or “business opportunity laws” that limit the ability of a franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While our franchising operations have not been materially adversely affected by existing regulation, we cannot assure you that we will not be adversely affected in the future nor can we predict the effect of any future legislation or regulation.

Our international franchise agreements and franchise operations are regulated by various foreign laws, rules and regulations. To date, these laws have not precluded us from selling franchise licenses in any given territory and have not had a material adverse effect on our operations.

Title I.    Title I eligible school districts are responsible for implementing Title I and carrying out their educational programs. Title I regulations, as well as provisions of Title I itself, direct Title I eligible districts to satisfy obligations including, among others, involving parents in their children’s education, evaluating and reporting on student progress, providing equitable services and other benefits to eligible non-public school students in the district and other fiscal requirements. In contracting with school districts to provide Title I services, we are, and will continue to be, subject to various Title I requirements and may become responsible to the school district for carrying out specific functions required by law. For example, we have responsibility for introducing program content adequate to achieve certain educational gains and maintaining the confidentiality of student records. Our failure to adhere to Title I requirements or to carry out regulatory responsibilities undertaken by contract may result in contract termination, financial liability or other sanctions.

Intellectual Property

We have federal trademark registrations for the words “Sylvan,” “Sylvan Learning Center,” and “eSylvan” and distinctive logos, along with various other trademarks, patents and servicemarks and have applications pending for a number of other distinctive phrases, including “Catapult Learning,” “Education Station,” “Progressus,” and “Progressus Therapy, Inc.” We cannot predict whether our trademark and service mark applications will be approved. We cannot assure you that our existing or future trademarks, patents or servicemarks will provide meaningful protection. We also have obtained foreign registrations of Sylvan in over 50 countries. Our License Agreement grants our franchisees the right to use certain of our trademarks and servicemarks in connection with operation of a franchised learning center subject to certain quality control and other provisions.

Legal Proceedings

From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operation.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of July 31, 2004.

Name	Age	Position(s)
R. Christopher Hoehn-Saric	42	Chief Executive Officer; Chairman of Board of Directors
Peter Cohen	49	President and Chief Operating Officer
Kevin Shaffer	42	Chief Financial Officer
Mary Foster	49	President, Learning Center segment
Jeffrey Cohen	38	President, Institutional Services segment
C. Alan Schroeder	47	Vice President, General Counsel, Secretary
Douglas Becker	38	Director
Laurence Berg	38	Director
Cheryl Gordon	48	Director
Michael Gross	42	Director
David Hornbeck	62	Director
Aaron Stone	31	Director
Raul Yzaguirre	65	Director

R. Christopher Hoehn-Saric became our Chief Executive Officer in July 2003 and Chairman of our Board of Directors in April 2004. Prior to that time, in February 2000, Mr. Hoehn-Saric assumed the leadership position of Ventures, the incubator subsidiary of our predecessor, Laureate, as Chairman and Chief Executive Officer and served in that capacity until our acquisition by Apollo. Beginning in April of 1993, he served as Chairman of the Board of Laureate and as co-Chief Executive Officer of Laureate beginning in December 1995. He also served as Laureate’s president from 1988 to 1993 and has been a member of Laureate’s Board of Directors since 1986.

Peter Cohen became our President and Chief Operating Officer in July 2003. In February 2000, Mr. Cohen assumed the position of President and Chief Operating Officer of Laureate and served in that position until our acquisition by Apollo. Mr. Cohen joined Laureate in 1996 as President of the Sylvan Learning Centers division. From 1994 to 1996, Mr. Cohen served as chief executive officer of The Pet Practice, Inc., a national chain of branded pet hospitals.

Kevin Shaffer became our Chief Financial Officer in July 2003. Previously, he served as Vice-President of Finance and Corporate Controller of Laureate beginning in June 1999 and served in that capacity until our acquisition by Apollo. Prior to joining Laureate, Mr. Shaffer was an executive with Ernst & Young LLP, providing audit and consulting services to clients in a variety of industries from 1984 to 1999.

Mary Foster became the President of our Learning Center segment in July 2003. Previously, Ms. Foster joined Laureate in January 2001 as President of its Sylvan Learning Centers division and served in that capacity until our acquisition by Apollo. Prior to joining Laureate, Ms. Foster held a senior management position with Riverside Corporation as Senior Vice President of Sales and Marketing from 1999 to 2001. Prior to that, from 1993 to 1998, Ms. Foster was President of Ethel M Chocolates.

Jeffrey Cohen became the President of our Institutional Services segment, formerly known as Sylvan Education Solutions, in July 2003. He previously served in that role with Laureate from August 2001 to July 2003. Prior to joining Laureate, from February 1998 until July 2001, Mr. Cohen was with Prometric, Inc., a provider of computer-based assessment and examination services, serving first as the Vice President of Prometric’s Academic, Professional and Corporate Services Business Unit and later as the Senior Vice President for Business Unit Management. Mr. Cohen also served as a political appointee in the Clinton Administration.

C. Alan Schroeder became our Vice President, General Counsel and Secretary in August 2004. Previously, Mr. Schroeder was Of Counsel to Piper Rudnick LLP from May 2002 to August 2004. From March 1994 to January 2002, Mr. Schroeder was Executive Vice President – General Counsel and Secretary of Prime Retail, Inc., an owner of shopping centers. On September 12, 2000, Mr. Schroeder was elected director and officer of E-Outlets Resolution Corporation, a subsidiary of Prime Retail, Inc., for the sole purpose of executing the bankruptcy filings of E-Outlets Resolution Corporation, which had ceased operations on April 4, 2000. The bankruptcy petition was filed November 6, 2000.

Douglas Becker has been nominated to join our Board of Directors prior to the consummation of this offering. Since February 2000, Mr. Becker has been the Chairman and Chief Executive Officer of Laureate, our predecessor. Previously, Mr. Becker served as President and co-Chief Executive Officer of Laureate since April 1993. From February 1991 until April 1993, Mr. Becker was the Chief Executive Officer of the Sylvan Learning Center Division of Laureate. Mr. Becker also serves as a director of Constellation Energy Corporation.

Laurence Berg has served as one of our directors since March 2003 and served as Chairman of our Board of Directors from March 2003 to April 2004. Mr. Berg is a senior partner of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1992. Prior to joining Apollo, Mr. Berg was a member of the Mergers and Acquisition Group at Drexel Burnham Lambert. Mr. Berg is on the Founder’s Circle of the Fulfillment Fund, a youth mentoring and college scholarship charity. Mr. Berg is also a director of AMC Entertainment Inc., Hayes Lemmerz International, Inc. and Rent-A-Center, Inc.

Cheryl Gordon has served as one of our directors since June 2004. Ms. Gordon is a partner of Apollo Advisors, L.P., where she has worked since 2002. Ms. Gordon was the Chief Executive Officer of Rothschild Asset Management from 1995 to April 2000. She served as Senior Managing Director for Rothschild North America from 1993 until 2000. She is a Governor for the Iowa State University Board of Governors. Ms. Gordon is also a member of the Dean’s Advisory Council, Iowa State University College of Business. Ms. Gordon is a director and chairperson of the Investment Committee for the Iowa State University Foundation. She is Trustee of the Mount Sinai Medical Center.

Michael Gross has served as one of our directors since April 2004. Mr. Gross is a senior partner and co-founder of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1990. Mr. Gross also is Chief Executive Officer and a director of Apollo Investment Corporation, a publicly traded closed-end investment company and affiliate of Apollo Advisors, L.P. Mr. Gross currently serves on several boards of directors, including Allied Waste Industries, Inc., Pacer International, Inc., SkyTerra Communications, Inc., Saks, Inc. and United Rentals, Inc. Mr. Gross is a founding member, and serves on the executive committee, of the Youth Renewal Fund, is the Chairman of the Board of the Mt. Sinai Children’s Center Foundation, serves on the Board of Trustees of the Trinity School and on the corporate advisory board of the University of Michigan Business School.

David Hornbeck has been nominated to join our Board of Directors prior to the consummation of this offering. Since October 2003, Mr. Hornbeck has been the President and Chief Executive Officer of the International Youth Foundation, a public foundation dedicated to bringing resources and attention to the needs of young people around the world. From 2000 to 2003, Mr. Hornbeck was self-employed as a writer and consultant. Previously, Mr. Hornbeck served as Superintendent of the Philadelphia Public Schools for six years and State Superintendent of Schools in Maryland for 12 years. Mr. Hornbeck is Chairman of the Children’s Defense Fund and the Public Education Network.

Aaron Stone has served as one of our directors since April 2004. Mr. Stone is a principal of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1997. Prior to joining Apollo, Mr. Stone was a member of the Mergers and Acquisition Group at Smith Barney, Inc.

Raul Yzaguirre has been nominated to join our Board of Directors prior to the consummation of this offering. Mr. Yzaguirre is the President and Chief Executive Officer of National Council of LaRaza, a community development and public policy organization, where he has served in that capacity since 1974. Mr. Yzaguirre is also a past Chairperson of the Independent Sector, a nonprofit coalition of over 850 corporate, foundation and voluntary organizations. He is a director of Sears, Roebuck and Co., AARP Services, Inc. and the Council of Better Business Bureaus.

Board Composition

Our Board of Directors currently consists of five members. Prior to the consummation of this offering, we intend to increase the size of our Board of Directors to eight members, to add Mr. Hornbeck and Mr. Yzaguirre as independent directors and to add Mr. Becker as a director. Our Board of Directors has determined that Ms. Gordon and Mr. Gross meet the independence requirements of the NASDAQ National Market. Our Board of Directors is elected annually, and each director holds office for a one-year term. Pursuant to the terms of his employment agreement, Mr. Hoehn-Saric is entitled to be nominated to serve as Chairman of the Board of Directors. Unless affiliates of Apollo beneficially own less than a majority of our common stock and have sold at least one share of our common stock other than in this offering, Apollo has the right to require the board of directors to be expanded and to nominate two directors to fill these vacant seats.

In order to ensure compliance with the independence requirements of the NASDAQ National Market, the composition of our Board of Directors may change prior to and following the offering. It is our intention to be in full and timely compliance with all applicable rules of the NASDAQ National Market and applicable law, including with respect to the independence of our directors. We intend to avail ourselves of the transition periods provided for under the applicable rules of the NASDAQ National Market for issuers listing in conjunction with their initial public offering. We also intend to avail ourselves of the NASDAQ “controlled company exception,” which, so long as affiliates of Apollo continue to hold a majority of our common stock, eliminates the requirements that we have a majority of independent directors on our Board of Directors and that our compensation and nominating and corporate governance committees be comprised entirely of independent directors. Even though we may not maintain a majority of independent directors on our Board of Directors, we intend to establish and maintain audit, compensation and nominating and corporate governance committees comprised entirely of independent directors, consistent with the transition periods of the NASDAQ rules.

Apollo Approval of Certain Matters

The approval of a majority of the members of our Board of Directors, which must include the approval of the majority of the directors affiliated with Apollo, is required by our bylaws under certain circumstances. These include, as to us and each of our subsidiaries:

•	amendment, modification or repeal of any provision of the certificate of incorporation, bylaws or similar organizational documents in a manner that adversely affects Apollo;

•	the redemption, purchase or acquisition of any of our securities or those of our subsidiaries;

•	the issuance of additional shares of any class of capital stock (other than the grant of options or the issuance of shares upon the exercise of options);

•	the payment or declaration of any dividend or other distribution, with respect to any shares of any class or series of capital stock;

•	a consolidation or merger with or into any other entity, or transfer (by lease, assignment, sale or otherwise) of all or substantially all of our assets to another entity;

•	a complete or partial liquidation, dissolution, winding-up, recapitalization, reclassification or reorganization;

•	a split, combination or reclassification of any shares of capital stock;

•	a disposition of any assets in excess of $5 million in the aggregate;

•	consummation of any acquisition of the stock or assets of any other entity involving consideration in excess of $5 million in the aggregate;

•	entering into certain transactions with affiliates;

•	the incurrence of indebtedness aggregating more than $5 million, except for borrowings under a revolving credit facility that has previously been approved or is in existence (with no increase in maximum availability) on the date of closing of this offering;

•	change in our chief executive officer; and

•	change in size of our Board of Directors.

This provision of our bylaws shall terminate at such time as affiliates of Apollo no longer beneficially own at least 33% of our outstanding common stock and have sold at least one share of our common stock other than in this offering.

Board Committees

Our Board of Directors has the authority to appoint committees to perform certain management and administration functions. Our Board of Directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition of the board committees will comply, when required, with the applicable rules of the NASDAQ National Market and provisions of the Sarbanes-Oxley Act of 2002.

The audit committee selects, on behalf of our Board of Directors, an independent public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, reviews and discusses the audited financial statements with the independent auditors and management and recommends to our Board of Directors whether the audited financial statements should be included in our Annual Reports on Form 10-K to be filed with the SEC. Mr. Stone is the chairman of our audit committee, and the other members of our audit committee are Mr. Hornbeck and Mr. Yzaguirre, both of whom are independent directors. Our Board of Directors has determined that Mr. Stone is an “audit committee financial expert” under the requirements of NASDAQ and the SEC. We intend to avail ourselves of the transition periods provided for under the applicable NASDAQ Marketplace Rules for issuers listing in conjunction with their initial public offering and expect to replace Mr. Stone with an independent director within one year after consummation of the offering. Following these actions, the audit committee will consist of three members, all of whom will be independent directors. During the transition period, our audit committee will include one non-independent director. The existence of a non-independent director could cause potential conflicts of interest. See “Risk Factors—Risks Relating to this Offering—Our audit committee initially will not be comprised solely of independent directors, which may create conflicts of interest”.

The compensation committee reviews and either approves, on behalf of our Board of Directors, or recommends to the Board of Directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. Mr. Gross is the chairman of our compensation committee, and the other member of our compensation committee is Ms. Gordon. Both members of the compensation committee are independent directors.

The nominating and corporate governance committee assists our Board of Directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our Board of Directors, selecting director nominees for our annual meetings of stockholders, evaluating the performance of our Board of Directors and developing and recommending to our Board of Directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct. Mr. Gross is the chairman of our nominating and corporate governance committee, and the other member of our nominating and corporate governance committee is Ms. Gordon. Both members of the nominating and corporate governance committee are independent directors.

Compensation Committee Interlocks and Insider Participation

Mr. Berg and Mr. Stone each served as officers of our company in 2003. Mr. Berg and Mr. Stone resigned as officers in July 2003. None of our executive officers serves as a director or member of the compensation committee of another entity, one of whose executive officers serves on our compensation committee.

Compensation of Directors

For the year ended December 31, 2003, the individuals serving on the Board of Directors who were not our employees did not receive any compensation so long as they were affiliated with, or had a financial interest in, us.

After consummation of this offering, we intend to pay our non-employee directors an annual retainer of $15,000 as fees related to their service on our Board of Directors and an additional annual retainer of $2,500 for each committee on which they serve as a member.

We intend to promptly reimburse all directors for reasonable expenses incurred to attend meetings of our Board of Directors or committees. In addition, non-employee directors are eligible to receive an option grant to purchase shares under our 2004 Omnibus Stock Incentive Plan.

Between May 13 and July 31, 2004, our non-employee directors were granted options to purchase 80,000 shares of our common stock at an exercise price of $5.06. Upon the consummation of this offering, Messrs. Hornbeck and Yzaguirre each will be granted 12,000 options to purchase common stock at an exercise price of $5.06 per share.

Executive Compensation

The following summary compensation table sets forth information concerning the cash and non-cash compensation during 2003 earned by, awarded to or paid to our chief executive officer and the remaining four most highly compensated executive officers as of December 31, 2003. We refer to these officers as our “named executive officers” in other parts of this prospectus.

Summary Compensation Table

	2003 Annual Compensation			Long Term Compensation
				Awards	Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Options	LTIP Payouts ($)	All Other Compensation ($)(2)
R. Christopher Hoehn-Saric; Chairman & CEO, Educate, Inc.	$385,000	$412,500		1,380,000		$6,000
Peter Cohen; President & COO, Educate, Inc.	$325,726	$347,600		424,000		$6,000
Mary Foster; President, Learning Center segment	$262,500	$167,300		320,000		$6,000
Jeffrey H. Cohen; President, Institutional Services segment	$231,423	$170,000		260,000		$5,509
Donna Dixon; Senior VP Operations	$178,190	$118,800		60,000		$5,907

(1)	The aggregate dollar amount of perquisites or other personal benefits for our named executive officers did not exceed the lesser of (a) $50,000 and (b) 10% of the total salary and bonus reported by such named executive officer for such fiscal year.
(2)	Represents matching contributions made by us on behalf of the named executive officers under our 401(k) plan.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2003 to the named executive officers. Potential realizable values are net of the exercise price of $3.71 before taxes, and are based on the assumption that our common stock appreciates, from the fair market value on the date of grant (which is the same as the exercise price), at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth.

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees During Fiscal Year Ended December 31, 2003	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
R. Christopher Hoehn-Saric(1)	1,380,000	40%	$3.71	7/01/2013	$3,221,894	$8,165,141
Peter Cohen(2)	424,000	12%	$3.71	7/01/2013	$989,943	$2,508,710
Mary Foster(2)	320,000	9%	$3.71	7/01/2013	$747,127	$1,893,366
Jeffrey H. Cohen(2)	260,000	8%	$3.71	7/01/2013	$607,041	$1,538,360
Donna Dixon(2)	60,000	2%	$3.71	7/01/2013	$140,086	$355,006

(1)	The options granted to Mr. Hoehn-Saric vest and become exercisable as to 1/36 of the shares subject to the options at the end of each full month following the date of grant; provided, however, that if a “change of control” occurs, the options will become immediately vested and exercisable in full.
(2)	The options granted to the named executive officers other than Mr. Hoehn-Saric vest and become exercisable as to 1/48 of the shares subject to the options at the end of each full month following the date of grant; provided, however, that if a “change of control” occurs, the options will become immediately vested and exercisable in full.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information on unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2003. No options were exercised during fiscal year 2003.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The- Money Options at December 31, 2003 (1)
			Vested	Unvested	Vested	Unvested
R. Christopher Hoehn-Saric	—	—	230,000	1,150,000	$2,136,125	$10,680,625
Peter Cohen	—	—	53,000	371,000	$492,238	$3,445,663
Mary Foster	—	—	40,000	280,000	$371,500	$2,600,500
Jeffrey H. Cohen	—	—	32,500	227,500	$301,844	$2,112,906
Donna Dixon	—	—	7,500	52,500	$69,656	$487,594

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated in accordance with the rules of the Securities and Exchange Commission based on an assumed initial public offering price of $13.00 per share, less the applicable exercise price per share, multiplied by the underlying shares.

Stock Option Plans

2003 Omnibus Stock Incentive Plan.    The 2003 Omnibus Stock Incentive Plan was adopted by our Board of Directors on June 30, 2003 and approved by our stockholders on the same date for the benefit of our officers, directors, employees, consultants and advisors. This plan provides for the grant of stock options and restricted stock. An award may consist of one arrangement or benefit or two or more of them in tandem or in the alternative. An aggregate of 4,360,000 shares of common stock is reserved for issuance under this plan. As of July 31, 2004, we had granted options to purchase an aggregate of 3,774,000 shares of common stock under this plan and issued 604,000 shares of restricted stock. 122,750 shares remain available for future issuance under this plan. Upon the consummation of this offering, we intend to grant options to purchase an aggregate of 100,800 shares of common stock under this plan. We will not be granting other awards pursuant to this plan following the offering.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend or other change in corporate structure affecting our common stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number of shares reserved for issuance under this plan, (ii) the kind, number and option price of shares subject to outstanding options granted under this plan, and (iii) the kind, number and purchase price of shares subject to outstanding awards of restricted stock as may be determined in good faith by the administrator of the plan. The administrator may make such other substitutions or adjustments as may be determined in good faith and may provide for the cancellation of any outstanding awards and payment in cash or other property therefor.

2004 Omnibus Stock Incentive Plan.    The 2004 Omnibus Stock Incentive Plan was adopted by our Board of Directors and approved by our stockholders for the benefit of our officers, directors, employees, consultants and advisors. An aggregate of 700,000 shares of common stock is reserved for issuance under this plan, plus an annual increase to be added automatically on the first day of our fiscal year (beginning in 2005) equal to the lesser of (i) 400,000 shares or (ii) one percent of the number of outstanding shares on the last day of the immediately preceding fiscal year. This plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, restricted stock, deferred stock, and performance shares. An award may consist of one arrangement or benefit or two or more of them in tandem or in the alternative. Under this plan, awards covering no more than 500,000 shares may be granted to any participant in any one year. Upon the consummation of this offering, we intend to grant options to purchase an aggregate of 123,200 shares of common stock under this plan.

This plan will initially be administered by our Board of Directors, although it may be administered by either our Board of Directors or any committee of our Board of Directors (the board or committee being sometimes referred to as the “plan administrator”). The plan administrator may interpret this plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of this plan. This plan permits the plan administrator to select the officers, directors, key employees, advisors and consultants (including directors who are also employees) who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

We may issue two types of stock options under this plan: incentive stock options (“ISOs”), which are intended to qualify under the Internal Revenue Code of 1986, as amended (the “Code”), and non-qualified stock options (“NSOs”). The option price of each ISO granted under this plan must be at least equal to the fair market value of a share of common stock on the date the ISO is granted.

Stock appreciation rights (“SARs”) may be granted under this plan either alone or in conjunction with all or part of any stock option granted under this plan. An SAR granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator.

Restricted stock, deferred stock and performance shares may be granted under this plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted stock, deferred stock and performance shares. Participants with restricted stock and preferred shares generally have all of the rights of a stockholder. With respect to deferred stock, during the deferral period, subject to the terms and conditions imposed by the plan administrator, the deferred stock units may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, deferred stock and/or performance shares.

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in the number and type of shares authorized by this plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding awards and the exercise prices. In addition, the plan administrator, in its discretion, may terminate all awards with payment of cash or in-kind consideration.

The terms of this plan provide that the plan administrator may amend, suspend or terminate this plan at any time, provided, however, that some amendments require approval of our stockholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder’s consent.

Deferred Compensation Plan

Educate, Inc. Deferred Compensation Plan.    We sponsor the Educate, Inc. Deferred Compensation Plan, a non-tax-qualified plan in which selected members of management or our Board of Directors may elect to make pre-tax deferrals of up to 85% of their annual base salary and 100% of any bonuses, annual incentive compensation and/or long term incentive compensation or board of director’s fees. In addition, the Deferred Compensation Plan allows us to make matching contributions equal to the amount that would have been made to the participant’s account under the Educate, Inc. 401(k) Plan if such plan did not limit compensation. To receive such matching contribution, the participant must have made 401(k) salary reduction contributions to the 401(k) plan and made at least a five thousand dollar contribution to the Deferred Compensation Plan for the applicable year. A participant’s interest in such matching contributions vest in accordance with the vesting schedule set forth in the 401(k) plan; provided, however that the unvested matching contributions will be considered one hundred percent vested if the participant dies while an active participant, retires due to total disability, retires once he or she has attained age fifty-five and completed at least ten years of service, or terminates in connection with a change in control. We may also make additional discretionary matching contributions that vest pursuant to the vesting schedule set forth by the plan administrator. A participant’s deferrals and matching contributions, if any, are credited to a bookkeeping account and accrue earnings and losses as if held in certain investments selected by the participant. Amounts credited to a participant’s account will generally be distributed in accordance with the participant’s deferral election, or if earlier, in the February following a participant’s termination, death or total disability. Our Deferred Compensation Plan is unfunded, and participants are unsecured general creditors of Educate, Inc. as to their accounts.

Employment Agreement

We entered into an employment agreement with Mr. Hoehn-Saric on June 30, 2003. Mr. Hoehn-Saric’s agreement has a term of three years, which will automatically be extended by one year beginning on the third anniversary of the agreement, unless either party provides written notice that it does not wish to extend the term. The agreement provides for an annual base salary of $400,000 per year that is subject to annual increases by the Board or the compensation committee thereof. Mr. Hoehn-Saric is eligible to receive annual performance bonuses of 100% of his base salary based upon our attainment of certain earnings before interest, taxes, depreciation and amortization goals. Mr. Hoehn-Saric was granted options to purchase 1,380,000 shares of our common stock pursuant to the

Plan, with a per share exercise price equal to $3.71. These options vest as to 1/36 of the shares subject to the options at the end of each full month following the date of grant, and vest in full in the event of a change of control. The agreement also provides for Mr. Hoehn-Saric to be automatically nominated to serve as Chairman of our Board of Directors.

In the event Mr. Hoehn-Saric’s employment with us is terminated as a result of his death or total disability, he will be entitled to all amounts of accrued but unpaid base salary and benefits through the date of such termination and the bonus that he would have been entitled to had he worked the full year during which his death or total disability occurred. In the event Mr. Hoehn-Saric’s employment with us is terminated by us other than for cause, death or total disability or by Mr. Hoehn-Saric for good reason on or prior to June 30, 2006, he will be entitled to (i) his base salary until the later of the first anniversary of the date of termination or June 30, 2006 (the “Termination Payment Period”), (ii) the bonus that he would have been entitled to had he worked the full year during which the termination occurred, (iii) continue to participate in, and be covered under, our group life, disability, sickness, accident and health insurance programs on the same basis as other of our executives until the end of the Termination Payment Period, and (iv) his options will automatically vest and be exercisable as to the greater of the then vested shares or 920,000 shares, effective as of the day immediately preceding his termination date, and the options will remain outstanding and exercisable for the longer of six (6) months or the duration provided in the Plan and/or his option agreement. In the event Mr. Hoehn-Saric’s employment with us is terminated by us other than for cause, death or total disability or by Mr. Hoehn-Saric for good reason after June 30, 2006, he will be entitled to (i) his base salary until the later of the first anniversary of the date of termination or the expiration of the agreement without giving effect to any further extensions, (ii) the bonus that he would have been entitled to had he worked the full year during which the termination occurred, (iii) continue to participate in, and be covered under, our group life, disability, sickness, accident and health insurance programs on the same basis as other of our executives through the first anniversary of the date of termination, and (iv) have his options automatically vest and be exercisable as to the greater of the then vested shares or 920,000 shares, effective as of the day immediately preceding his termination date, and, the options will remain outstanding and exercisable for the longer of six (6) months or the duration provided in the Plan and/or his option agreement.

Mr. Hoehn-Saric’s agreement provides that if the benefits payable to him would be subject to the imposition of the excise tax under Section 4999 of the Code, the amount of his benefits will be reduced to the highest amount that may be paid by us or another entity without subjecting such benefits to the excise tax; provided, however, no benefit reduction will apply if Mr. Hoehn-Saric would, on a net after tax basis, receive less benefits than if the benefits were not so reduced.

Mr. Hoehn-Saric’s agreement also contains non-competition and non-solicitation provisions effective through the term of the agreement, and, unless his employment is terminated by us as a result of his death or disability, until the later of the first anniversary of the date of termination or June 30, 2006 (the first anniversary if his agreement is terminated following a change of control).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders’ Agreement

In June 2003, we and certain holders of our common stock became parties to a stockholders’ agreement. Upon the consummation of this offering, the provisions of the stockholders’ agreement will automatically terminate.

Issuance of Common Stock to Executives

On June 30, 2003, we sold an aggregate of 368,126 shares of common stock to certain of our employees. The consideration received by us for each share sold was $3.98. The following executive officers purchased shares of common stock on June 30, 2003: Christopher Hoehn-Saric—167,503 shares; Peter Cohen—60,307 shares; Kevin Shaffer—37,692 shares; Mary Foster—12,564 shares; and Jeffrey Cohen—6,282 shares.

On May 13, 2004, we granted restricted stock awards to five of our executive officers covering an aggregate of 604,000 shares of our common stock for a purchase price per share equal to $0.01 pursuant to the terms and conditions of our 2003 Omnibus Stock Incentive Plan. The restricted stock is immediately vested but may not be directly or indirectly sold, assigned, transferred, pledged, hypothecated, monetized or otherwise disposed of for a period of three years from the date of grant, which period will be extended until five years from the date of termination of employment in the event the executive officer’s employment is terminated by us for cause or by the executive officer other than for good reason. In the event we do not consummate this offering prior to December 31, 2004, we have the right, but not the obligation, to repurchase the shares subject to the restricted stock awards at a per share price equal to the per share purchase price plus any withholding taxes the executive officer paid with respect to each such share. This right terminates immediately upon consummation of this offering.

Registration Rights Agreement

We have entered into a registration rights agreement with affiliates of Apollo Advisors, L.P. that provides that, in addition to this offering, at any time after the 180-day period following the consummation of this offering, these holders may demand that we effect up to three registrations on a long form registration statement and an unlimited number of registrations on short form registration statements, subject to certain conditions and limitations. The parties to the registration rights agreement will be entitled to request that the demand registrations be effected as a shelf registration for offerings on a delayed or continuous basis under Rule 415 under the Securities Act. In addition, the registration rights agreement includes piggyback registration rights, which permits affiliates of Apollo to require us to register shares of their common stock if we are filing a registration statement for ourselves or another party, including in this offering. The agreement also includes customary suspension, underwriter “cut-back,” indemnification and contribution provisions.

Sale of Connections Academy

Our Board of Directors directed management to sell Connections Academy to some or all of our existing stockholders. The terms of the sale will be set forth in an agreement between us and the acquiring stockholders. The transaction was approved by our Board of Directors after review of an independent valuation. On June 29, 2004, we declared a dividend of $9 million. See “Business—Connections Academy.”

Our Acquisition by Apollo

On June 30, 2003, our wholly owned subsidiary, Educate Operating Company, LLC, which we refer to as our “operating company,” purchased from Laureate and Ventures, a subsidiary of Laureate, substantially all of the operations comprising Laureate’s and Ventures’ pre-K-12 education business units, including eSylvan, Inc. and Connections Academy, Inc. Upon completion of the transactions, Laureate’s operations consisted principally of its post-secondary business units.

The aggregate purchase price for the acquisition consisted of cash, a subordinated note issued to Laureate (which has since been repaid with the proceeds of our new secured credit facility) and the surrender of Laureate and Ventures securities held by our equity sponsor. See “Business—Our Equity Sponsor.”

In connection with our acquisition by Apollo, we also acquired the Sylvan brand and the rights to, among others, all of the Sylvan trademarks and servicemarks. We agreed to license to Laureate the right to use the Sylvan name for 12 months. Pursuant to the agreement, Laureate must cease its use of the Sylvan name on or before June 30, 2004.

Subject to certain limitations, Laureate agreed to indemnify us and our operating company for losses arising from, among other things, breaches of representations and warranties, breaches of covenants and certain liabilities relating to the pre-K-12 education business arising prior to the closing date as well as any losses payable in connection with certain patent infringement claims. Simultaneously with the closing of our acquisition by Apollo, our operating company entered into a $130 million secured credit facility with a syndicate of lenders. The secured credit facility consisted of a $110 million term loan facility and a $20 million revolving credit facility. We funded the cash portion of the purchase price with our secured credit facility and a $20 million equity contribution primarily from our equity sponsor and certain members of our management team. We also sold additional shares of our common stock to our equity sponsor in exchange for certain Laureate and Ventures securities held by our equity sponsor. We contributed these securities to our operating company, who in turn surrendered the securities to Laureate and Ventures as a portion of the purchase price for the acquisition.

On April 27, 2004, our operating company entered into a new secured credit facility with a syndicate of lenders. The new secured credit facility consists of a $170 million term loan facility and a $30 million revolving credit facility. Our operating company borrowed the full $170 million under the term loan facility to repay all amounts outstanding under the subordinated note issued to Laureate in our acquisition by Apollo and to refinance borrowings under the old secured credit facility. As of June 30, 2004, we had incurred no borrowings under the revolving credit facility.

Nomination Agreement

We have entered into an agreement with Apollo pursuant to which Apollo will have the right, at any time until affiliates of Apollo no longer beneficially own at least 50% of our outstanding common stock and have sold at least one share of common stock other than in this offering, to require us to increase the size of our Board of Directors by two and to fill those vacancies with directors nominated by Apollo. Until such time that affiliates of Apollo no longer beneficially own at least 33% of our outstanding common stock and have sold at least one share of common stock other than in this offering, Apollo will have the right to nominate four designees to our Board of Directors, and certain important matters will require the approval of the majority of directors nominated by Apollo.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information with respect to the beneficial ownership of our common stock as of July 31, 2004, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and officers as a group; and

•	each selling stockholder.

Percentage ownership before the offering is based on shares of common stock outstanding as of July 31, 2004, subject to the assumptions set forth below. Percentage ownership after the offering is based on 42,574,474 shares of common stock outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of July 31, 2004, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Shares Beneficially Owned Prior to the Offering		Maximum Number of Shares Offered in this Offering	Percentage Ownership After this Offering	Maximum Number of Shares being Sold in the Over- Allotment Option, if Any	Shares Beneficially Owned After the Offering if the Underwriters’ Over-Allotment Option is Exercised in Full
Name of Beneficial Owner (1)	Number of Shares	Percent				Number of Shares	Percentage Ownership
Selling stockholders:
Apollo Advisors IV, L.P.(2)(3)	34,287,197	91%	9,550,139	58%	2,148,781	22,588,277	53%
SSB Capital Partners (Master Fund) I, LP(4)	1,615,104	4%	449,861	3%	101,219	1,064,024	3%
Greater than 5% Stockholders, Directors and Named Executive Officers:
Douglas Becker	—	*	—	*	—	—	*
Laurence Berg (3)(5)(15)	34,307,197	91%	9,550,139	58%	2,148,781	22,608,277	53%
Cheryl Gordon (3)(6)(16)	34,307,197	91%	9,550,139	58%	2,148,781	22,608,277	53%
Michael Gross (3)(7)(15)	34,307,197	91%	9,550,139	58%	2,148,781	22,608,277	53%
David Hornbeck (17)	—	*	—	*	—	—	*
Aaron Stone (3)(8)(15)	34,307,197	91%	9,550,139	58%	2,148,781	22,608,277	53%
Raul Yzaguirre (17)	—	*	—	*	—	—	*
R. Christopher Hoehn-Saric (9)(10)	1,262,520	3%	—	3%	—	1,262,520	3%
Peter Cohen (11)	220,807	*	—	*	—	220,807	*
Mary Foster (12)	136,564	*	—	*	—	136,564	*
Jeffrey Cohen (13)	103,532	*	—	*	—	103,532	*
Donna Dixon(14)	18,750	*	—	*	—	18,750	*
All executive officers and directors as a group	36,109,370	94%	9,550,139	61%	2,148,781	24,410,450	56%

*	Represents beneficial ownership of less than 1% of the outstanding shares of common stock.
(1)	Unless otherwise indicated, the address for each of the individuals listed below is: c/o Educate, Inc., 1001 Fleet Street, Baltimore, Maryland 21202.

(2)	Represents shares held by Apollo Sylvan, LLC and Apollo Sylvan II, LLC, two special purpose entities created in connection with our acquisition of the pre-K-12 business of Laureate. Apollo Investment Fund IV, L.P. is the managing member of Apollo Sylvan, LLC and Apollo Overseas Partners IV, L.P. serves as managing member of Apollo Sylvan II, LLC. Apollo Advisors IV, L.P. is the general partner of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. Messrs. Leon Black and John Hannan are directors and principal executive officers of the general partner of Apollo Advisors IV, L.P., and each expressly disclaim beneficial ownership of the indicated shares.
(3)	c/o Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577.
(4)	SSB Capital Partners (Master Fund) I, L.P., is a Delaware limited partnership. The General Partner of SSB Capital Partners (Master Fund) I, L.P. is SSBPIF GP Corp., a Delaware corporation, and an indirect wholly-owned subsidiary of Citigroup Inc. It has the power to direct SSB Capital Partners (Master Fund) I, L.P. as to the voting and disposition of shares held by SSB Capital Partners (Master Fund) I, L.P. The business address of SSB Capital Partners (Master Fund) I, L.P. and SSBPIF GP Corp. is 388 Greenwich Street, New York, NY 10013. The business address for Citigroup Inc. is 399 Park Avenue, New York, NY 10022.
(5)	Includes shares of common stock beneficially owned by Apollo Advisors IV, L.P. as to which Mr. Berg, a director of the company and senior partner of Apollo Advisors IV, L.P., expressly disclaims beneficial ownership.
(6)	Includes shares of common stock beneficially owned by Apollo Advisors IV, L.P. as to which Ms. Gordon, a director of the company and partner of Apollo Advisors, L.P. expressly disclaims beneficial ownership.
(7)	Includes shares of common stock beneficially owned by Apollo Advisors IV, L.P. as to which Mr. Gross, a director of the company and senior partner of Apollo Advisors IV, L.P. expressly disclaims beneficial ownership.
(8)	Includes shares of common stock beneficially owned by Apollo Advisors IV, L.P. as to which Mr. Stone, a director of the company and principal of Apollo Advisors IV, L.P., expressly disclaims beneficial ownership.
(9)	Includes: (i) 41,880 shares of common stock that Mr. Hoehn-Saric holds as trustee of the CHS Trust; and (ii) 125,640 shares of common stock that Mr. Hoehn-Saric holds as trustee of the RCHS Trust #9.
(10)	Mr. Hoehn-Saric was granted 1,380,000 options to purchase shares of common stock on July 1, 2003. Pursuant to the terms of his stock option agreement, his options vest and become exercisable as to 1/36 of the options at the end of each full month after June 30, 2003. As of July 31, 2004, 498,333 options had vested and another 76,667 options were to vest within 60 days. Also includes 520,000 restricted shares of our common stock Mr. Hoehn-Saric was awarded on May 13, 2004.
(11)	Mr. Peter Cohen was granted 424,000 options to purchase shares of common stock on July 1, 2003. Pursuant to the terms of his stock option agreement, his options vest and become exercisable as to 1/48 of the options at the end of each full month after June 30, 2003. As of July 31, 2004, 114,833 options had vested and another 17,667 options were to vest within 60 days. Also includes 28,000 restricted shares of our common stock Mr. Peter Cohen was awarded on May 13, 2004.
(12)	Ms. Foster was granted 320,000 options to purchase shares of common stock on July 1, 2003. Pursuant to the terms of her stock option agreement, her options vest and become exercisable as to 1/48 of the options at the end of each full month after June 30, 2003. As of July 31, 2004, 86,667 options had vested and another 13,333 options were to vest within 60 days. Also includes 24,000 restricted shares of our common stock Ms. Foster was awarded on May 13, 2004.
(13)	Mr. Jeffrey Cohen was granted 260,000 options to purchase shares of common stock on July 1, 2003. Pursuant to the terms of his stock option agreement, his options vest and become exercisable as to 1/48 of the options at the end of each full month after June 30, 2003. As of July 31, 2004, 70,417 options had vested and another 10,833 options were to vest within 60 days. Also includes 16,000 shares of restricted stock Mr. Jeffrey Cohen was awarded on May 13, 2004.
(14)	Ms. Dixon was granted 60,000 options to purchase shares of common stock on July 1, 2003. Pursuant to the terms of her stock option agreement, her options vest and become exercisable as to 1/48 of the options at the end of each full month after June 30, 2003. As of July 31, 2004 16,250 options had vested and another 2,500 options were to vest within 60 days.
(15)	On May 13, 2004, Messrs. Berg, Gross and Stone each were granted 20,000 options to purchase common stock. As of June 28, 2004, all of the options had vested.
(16)	On June 23, 2004, Ms. Gordon was granted 20,000 options to purchase common stock. As of June 28, 2004, all of the options had vested.
(17)	Upon the consummation of this offering, Messrs. Hornbeck and Yzaguirre each will be granted 12,000 options to purchase common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of the certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under the caption entitled “Where You Can Find More Information.”

General

As of July 31, 2004, 37,574,474 shares of our common stock were issued and outstanding, and there were approximately 22 holders of our common stock. Following this offering, our certificate of incorporation will provide that our authorized capital stock will consist of an aggregate of 120,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share, and we will have an aggregate of 42,574,474 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition, at such time, 3,462,776 shares of our common stock will be reserved for issuance upon exercise of outstanding options.

Common Stock

Voting.    The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights.    Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Conversion, Redemption and Preemptive Rights.    Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

Following this offering, our certificate of incorporation will authorize our Board of Directors, subject to limitations prescribed by law, to issue up to 20,000,000 shares of preferred stock in one or more series without further stockholder approval. The board will have discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Limitations on Directors’ Liability

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws

Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Following the completion of this offering, our certificate of incorporation and bylaws will contain provisions that will permit us to issue, without any further vote or action by the stockholders, up to 20,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

The foregoing proposed provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Apollo Approval Required under Certain Circumstances

See the discussion under the heading “Management—Apollo Approval of Certain Matters” relating to circumstances under which more than a simple majority of our Board of Directors may be required to approve certain matters.

The NASDAQ National Market

Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “EEEE”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is LaSalle Bank National Association.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

Upon the closing of this offering, we will have outstanding 42,574,474 shares of common stock, based upon our shares outstanding as of July 31, 2004.

Of these shares, the 15,000,000 shares of common stock sold in this offering, or 17,250,000 shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

The remaining 27,574,474 shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However, 26,961,140 of these remaining shares of common stock are held by officers, directors, and existing stockholders who are subject to lock-up agreements and other trading restrictions for a period of 180 days after the date of this prospectus.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters may, at any time without notice, release all or any portion of the securities subject to the lock-up agreements. We have been advised by Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated that, when determining whether or not to release shares from the lock-up agreements, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have advised us that they have no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

As of the date of this prospectus, up to 613,334 of the remaining shares may be eligible for immediate sale in the public market subject, absent registration, to certain limitations under Rule 144. Beginning 180 days after the date of this prospectus, 26,961,140 additional shares will be eligible for sale in the public market, although all of these shares will be subject, absent registration, to certain limitations under Rule 144.

Rule 144

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 425,745 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of July 31, 2004, 170,474 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Options

In addition to the 42,574,474 shares of common stock outstanding, immediately after this offering, as of July 31, 2004, there were outstanding options to purchase 3,462,776 shares of our common stock. As soon as practicable after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued (including shares of restricted stock) or reserved for issuance under our 2003 and 2004 Omnibus Incentive Plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, our securities trading policy and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters.

Registration Rights

Upon the consummation of this offering, certain affiliates of Apollo will have the right to register their remaining shares of common stock pursuant to a registration rights agreement. In addition, these holders will have piggyback registration rights, pursuant to that agreement. See “Certain Relationships and Related Transactions.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for United States federal income tax purposes, is not a “United States person” as defined below (a “Non-U.S. Holder”). This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual who is (or deemed to be) present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-United States tax considerations. This summary assumes that investors will hold our common stock as a “capital asset” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock, including as a result of changes to United States federal income tax law after the date of this prospectus.

For purposes of this summary, a “United States person” is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation, partnership, or other entity created in, or organized under the laws of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

If a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

Dividends paid to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty if the Non-U.S. Holder provides a United States Internal Revenue Service (the “IRS”) Form W-8BEN (or a suitable substitute form) certifying that it is a Non-U.S. Holder and is entitled to such treaty benefits.

Sale or Other Disposition of Common Stock

Upon a sale or other disposition of our common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax.

Information Reporting and Backup Withholding

In general, backup withholding will not apply to dividends paid to a Non-U.S. Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder if the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person. Generally, we must report to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply even if no tax was required to be withheld. Any amounts over withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that certain required information is provided to the IRS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Legg Mason Wood Walker, Incorporated
ThinkEquity Partners LLC

Total	15,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,250,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and its officers, directors and certain principal stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock subject to certain exceptions during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the underwriters. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “EEEE”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ NMS, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives of the underwriters and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on websites maintained by one or more of the underwriters are not intended to be part of this prospectus.

We currently anticipate that we will undertake a directed share program, pursuant to which we will direct the underwriters to reserve up to 750,000 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,305,000, all of which will be paid by us.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is a lender and administrative agent for the other lenders under our operating company’s secured credit facility. Merrill Lynch Capital, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender and documentation agent for the other lenders under the secured credit facility and Bank of America N.A., an affiliate of Banc of America Securities LLC, is a lender under the secured credit facility.

VALIDITY OF SHARES

The validity of the shares of common stock offered hereby will be passed upon for us, Apollo Sylvan, LLC and Apollo Sylvan II, LLC by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, for SSB Capital Partners (Master Fund) I, L.P. by David Smith, Esq. and for the underwriters by Sullivan & Cromwell LLP, Washington, D.C.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedules as of December 31, 2003 and for the period from June 30, 2003 (date of inception) through December 31, 2003 as set forth in their reports. Ernst & Young LLP, independent registered public accounting firm, have also audited the combined financial statements and schedule of our predecessor, the Laureate pre-K-12 Division, as of December 31, 2002 and for the years ended December 31, 2001 and 2002, and for the six months ended June 30, 2003, as set forth in their reports. We have included our consolidated financial statements and schedules and the combined financial statements and schedule of our predecessor in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.educateinc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http: //www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Educate, Inc.

We have audited the accompanying consolidated balance sheet of Educate, Inc. as of December 31, 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for the period from June 30, 2003 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Educate, Inc. at December 31, 2003, and the consolidated results of its operations and its cash flows for the period from June 30, 2003 (date of inception) through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Baltimore, Maryland

May 3, 2004, except for Note 17,

as to which the date is

September 20, 2004

Educate, Inc.

Consolidated Balance Sheets

(Dollar amounts in thousands)

	December 31, 2003	June 30, 2004
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,226	$21,609

Receivables:
Accounts receivable	42,664	52,725
Notes receivable	732	181

	43,396	52,906
Allowance for doubtful accounts	(4,237)	(4,418)

	39,159	48,488

Inventory	920	1,221
Prepaid expenses and other current assets	4,234	3,391
Assets of discontinued operations held for sale	6,050	3,739

Total current assets	70,589	78,448

Property and equipment:
Furniture and fixtures	6,137	7,693
Computer equipment and software	5,598	8,204
Leasehold improvements	6,175	7,271

	17,910	23,168
Accumulated depreciation and amortization	(3,148)	(6,732)

	14,762	16,436
Intangible assets:
Goodwill	50,370	58,017
Tradenames	131,737	131,473
Franchise license rights	88,556	85,709
Other intangible assets	1,199	1,199

	271,862	276,398
Accumulated amortization	(220)	(360)

	271,642	276,038
Other assets	5,202	4,878

Total assets	$362,195	$375,800

Educate, Inc.

Consolidated Balance Sheets (continued)

(Dollar amounts in thousands)

	December 31, 2003	June 30, 2004
		(Unaudited)
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$20,886	$17,887
Accrued compensation and related benefits	11,006	11,147
Income taxes payable	224	1,496
Current portion of long-term debt	8,301	2,489
Deferred income taxes	243	—
Deferred revenue	17,791	22,996
Liabilities of discontinued operations held for sale	2,071	2,329

Total current liabilities	60,522	58,344

Long-term debt, less current portion	159,564	171,423
Other long-term liabilities	202	2
Deferred income taxes	—	466

Total liabilities	220,288	230,235
Commitments and contingencies	—	—

Stockholders’ equity:
Common stock, par value $0.01, 55,000,000 shares authorized, 36,800,000 and 37,574,474 shares issued and outstanding as of December 31, 2003 and June 30, 2004, respectively	368	376
Additional paid-in capital	137,336	142,758
Retained earnings	1,701	—
Accumulated other comprehensive income	2,502	2,431

Total stockholders’ equity	141,907	145,565

Total liabilities and stockholders’ equity	$362,195	$375,800

See notes to consolidated financial statements.

Educate, Inc.

Consolidated Statements of Income

(Dollar amounts in thousands, except per share data)

	Period from June 30, 2003 (date of inception) through December 31, 2003	Three months ended June 30, 2004	Six months ended June 30, 2004
		(Unaudited)	(Unaudited)
Revenues
Learning Center:
Company-owned centers	$57,390	$35,339	$65,308
Franchise services	20,817	13,818	26,652

Total Learning Center	78,207	49,157	91,960

Institutional Services	35,425	37,338	76,145
Online Learning Services	861	757	1,341

Total revenues	114,493	87,252	169,446

Costs and expenses
Instructional and franchise operations costs	83,501	59,305	118,234
Marketing and advertising	9,191	6,642	13,606
Depreciation and amortization	3,567	1,858	3,644
General and administrative expenses	6,258	2,906	6,383
Non-cash stock compensation expense (* see detail below)	—	8,401	8,401

Total costs and expenses	102,517	79,112	150,268

Operating income	11,976	8,140	19,178

Other income (expense)
Interest income	219	15	299
Interest expense	(6,967)	(2,554)	(6,045)
Other financing costs	—	(4,842)	(4,842)

Income from continuing operations before income taxes	5,228	759	8,590

Income tax expense	(2,056)	(288)	(3,264)

Income from continuing operations	3,172	471	5,326

Loss from discontinued operations, net of income tax benefit of $791 in 2003 and $517 and $927 for the three and six months ended June 30, 2004, respectively	(1,471)	(958)	(1,721)

Net income (loss)	$1,701	$(487)	$3,605

Dividends per common share	$—	$0.24	$0.24

Earnings per common share—basic
Income from continuing operations	$0.09	$0.01	$0.14
Loss from discontinued operations	$(0.04)	$(0.02)	$(0.04)
Net income (loss)	$0.05	$(0.01)	$0.10
Earnings per common share—diluted
Income from continuing operations	$0.09	$0.01	$0.14
Loss from discontinued operations	$(0.04)	$(0.02)	$(0.05)
Net income (loss)	$0.05	$(0.01)	$0.09

*Composition of stock compensation
Instructional and franchise operations costs	$—	$600	$600
General and administrative expenses	—	7,801	7,801

Total	$—	$8,401	$8,401

See notes to consolidated financial statements.

Educate, Inc.

Consolidated Statements of Stockholders’ Equity

(Dollar amounts in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Issuance of 36,800,000 shares of common stock upon formation for cash of $30,000 and debt securities of $107,703	$368	$137,336	$—	$—	$137,704
Comprehensive income:
Net income for the period			1,701		1,701
Other comprehensive income:
Change in fair value of derivative financial instrument, net of tax of $77				(125)	(125)
Foreign currency translation adjustment				2,627	2,627

Total comprehensive income	—	—	1,701	2,502	4,203

Balance at December 31, 2003	368	137,336	1,701	2,502	141,907

Options exercised for purchase of 170,474 shares of common stock, including income tax benefit of $84 (unaudited)	2	715			717
Issuance of 604,000 shares of restricted common stock to employees for cash and services (unaudited)	6	7,598			7,604
Issuance of options to purchase common stock to employees and directors (unaudited)		803			803
Cash dividends to stockholders (unaudited)		(3,694)	(5,306)		(9,000)

Comprehensive income:
Net income for the period (unaudited)			3,605		3,605
Other comprehensive income:
Change in fair value of derivative financial instrument, net of tax of $168 (unaudited)				274	274
Foreign currency translation adjustment (unaudited)				(345)	(345)

Total comprehensive income (unaudited)	—	—	3,605	(71)	3,534

Balance at June 30, 2004 (unaudited)	$376	$142,758	$—	$2,431	$145,565

See notes to consolidated financial statements.

Educate, Inc.

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Period from June 30, 2003 (date of inception) through December 31, 2003	Six months ended June 30, 2004
		(Unaudited)
Operating activities
Income from continuing operations	$3,172	$5,326
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations
Depreciation	3,249	3,494
Amortization	318	150
Bad debt expense	1,101	1,090
Deferred income taxes	869	677
Non-cash stock compensation	—	8,401
Other financing costs	—	4,842
Other non-cash items	78	384
Changes in operating assets and liabilities:
Receivables	(2,030)	(11,236)
Prepaid expenses and other current assets	(3,274)	843
Inventory	631	(301)
Accounts payable and accrued expenses	8,460	(4,099)
Income taxes payable	131	1,272
Deferred revenue	(3,643)	5,205
Accrued compensation and related benefits	1,524	140

Net cash provided by continuing operations	10,586	16,188

Loss from discontinued operations	(1,471)	(1,721)
Adjustments to reconcile loss from discontinued operations to net cash used in discontinued operations:
Changes in operating assets and liabilities	(2,358)	1,759
Depreciation and other non-cash items	167	258

Net cash (used in) provided by operations of discontinued operations	(3,662)	296

Net cash provided by operating activities	6,924	16,484

Investing activities
Cash paid for acquired pre-K-12 business, net of cash acquired (including acquisition costs of $4,491 in 2003 and $176 in 2004)	(110,825)	(492)
Cash paid for acquired businesses, net of cash acquired (including acquisition costs of $292 in 2003 and $56 in 2004)	(4,586)	(1,448)
Purchase of property and equipment	(3,736)	(5,354)
Change in other assets	(288)	(1,370)

Net cash used in investing activities	(119,435)	(8,664)

Financing activities
Proceeds from exercise of options and proceeds from issuance of restricted common stock	—	638
Issuance of common stock upon formation	30,000	—
Deferred financing costs	(3,705)	(2,499)
Cash received upon issuance of debt	110,000	170,000
Dividends paid	—	(9,000)
Payments on debt	(3,927)	(164,744)

Net cash provided by (used in) financing activities	132,368	(5,605)

Effect of exchange rate changes on cash	403	(345)

Net change in cash and cash equivalents	20,260	1,870
Cash and cash equivalents at beginning of period	—	20,260

Cash and cash equivalents at end of period	$20,260	$22,130

Included in balance sheet caption:
Cash and cash equivalents	$20,226	$21,609
Assets of discontinued operations held for sale	$34	$521
Supplemental Cash Flow Information
Interest paid	$2,498	$9,849
Income taxes paid	$—	$—

See notes to consolidated financial statements.

Educate, Inc.

Notes to Consolidated Financial Statements

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

1.    Description of Business

Educate, Inc. and subsidiaries (“the Company”) was formed by an investor group led by affiliates of Apollo Advisors, L.P. (“Apollo”), a private equity investor and controlling stockholder of the Company, and certain management stockholders on June 30, 2003, to acquire the pre-K-12 educational services business of Laureate Education, Inc. (formerly known as Sylvan Learning Systems, Inc.) (“Laureate”).

The Company is a national provider of tutoring and other supplemental education services to pre-kindergarten through twelfth grade, or pre-K-12, students. The Company operates through three business segments summarized as follows:

•	The Learning Center segment develops and delivers trusted, personalized tutoring programs through a network of more than 1,000 franchised and company-owned learning centers in North America operated under the Sylvan® brand name, and more than 940 European franchised and company-owned learning centers operated under the Schülerhilfe brand name.

•	The Institutional Services segment provides tutoring, as well as other supplemental education services and special-needs services, to eligible students of public and private schools through government-funded contracts under the Catapult Learning and other brand names.

•	The Online Learning Services segment provides online tutoring programs modeled after those offered in Sylvan Learning Centers. These online services, provided primarily under the eSylvan brand name, are delivered using an internet-based application that enables teachers and students to talk and interact in real time over a dial-up or broadband connection.

2.    Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements represent the consolidated financial position, results of operations and cash flows of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

On March 26, 2004, Educate, Inc. committed to sell its subsidiary Connections Academy, Inc., an operator of K-8 virtual public and charter schools. As a result of this expected sale transaction, the accompanying consolidated financial statements present the results of operations of Connections Academy as discontinued operations. See also Note 6.

The Company consolidates investments where it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership, directly or indirectly, of over fifty percent of the outstanding voting shares is a condition for consolidation. For investments in variable interest entities, as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, the Company consolidates when it is determined to be the primary beneficiary of the variable interest entity. As of December 31, 2003 and June 30, 2004, the Company was not the primary beneficiary of any variable interest entity.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

Unaudited Interim Financial Information

The unaudited interim financial information as of June 30, 2004 and for the three-month and six-month periods then ended, has been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, it does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Due principally to the timing of school semesters and holiday schedules, the Company is subject to seasonality in reported revenues and expenses that affect reported results of operations. The Company’s Learning Center segment generally experiences lower revenues in the fourth quarter. Learning Center franchisees pay royalties to the Company based on a percentage of cash receipts. Since customers of these franchisees frequently make payments for services in advance, royalty revenues earned by the Company are higher in periods of increased enrollment, particularly in the spring months prior to commencement of peak summer service periods. In addition, the Company’s Institutional Services segment generates a disproportionate amount of revenues during the first six months of the calendar year. This occurs because many school districts use the first semester in the fourth calendar quarter to evaluate the specific needs of individual students prior to enrolling students in the Company’s supplemental education programs. In addition, a disproportionate amount of marketing and advertising costs associated with the Company’s Institutional Services segment are incurred and expensed in periods when reported revenue is seasonally at a low point. As a result of these factors, quarter-to-quarter comparisons of results of operations may not be indicative of future results of operations.

Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles that require the Company’s management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company reports accounts and notes receivable at net realizable value. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company calculates the allowance based on a specific analysis of past due balances and also considers historical trends of write-offs. Past due status is based on how recently payments have been received by customers. Actual collection experience has not differed significantly from the Company’s estimates, due primarily to credit and collections practices and the financial strength of its customers. Accounts and notes receivable balances due from franchisees are secured by the assets of the franchisee’s business. Other accounts receivable balances, primarily due from governmental agencies, are not collateralized.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

Inventory

Inventory, consisting primarily of educational, instructional and marketing materials and supplies, is stated at the lower of cost (first-in, first-out) or market value.

Property and Equipment

Property and equipment is stated at cost. Included in property and equipment are the direct costs of developing or obtaining software for internal use. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the asset or the remaining term of the lease. Property and equipment acquired from Laureate upon formation is being depreciated over estimated remaining useful lives consistent with the Company’s established useful lives for new property and equipment after considering the age of the acquired asset.

Useful lives are as follows:

Furniture and fixtures	2-7 years
Computer equipment and software	2-3 years
Leasehold improvements	2-10 years

Goodwill

Goodwill is initially measured as the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. The Company does not amortize goodwill, but rather reviews its carrying value for impairment annually, and whenever an impairment indicator is identified.

The goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The reporting units of the Company for purposes of the impairment test are the Company’s major operating subsidiaries, as these are the components of reportable segments for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment loss equal to the difference.

Intangible Assets

Intangible assets consist principally of tradenames, franchise license rights, customer contract rights and customer backlog acquired in business combinations. Intangible assets with finite lives are

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

amortized over their estimated useful lives ranging from six months to 25 years.

Intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually on October 1 of each year, and whenever an impairment indicator is identified. The impairment test requires the determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized for an amount equal to the difference. The intangible asset is then carried at its new fair value. Fair value is determined using estimates of discounted cash flows.

The fair values of Sylvan Learning Center franchise rights and tradenames with indefinite lives are determined on each impairment test date based on estimates of future royalties from the franchised learning centers acquired on June 30, 2003, discounted using the rate of return required for investments of like risk. Estimates of future royalties will likely change over time as impairment tests are performed. Even if the estimate of future royalties does not decrease, the fair value of these assets may be adversely affected by increases in interest rates and the applicable discount rate.

Impairment of Long-Lived Assets

Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

Assets to be disposed of are reported at the lower of carrying value or fair values, less estimated costs of disposal.

Revenue Recognition

Company-Owned Learning Centers and Online Learning Services

Fees from providing supplemental education services to students through company-owned learning centers and online learning programs are recognized as revenue in the period the services are provided.

Franchised Learning Centers

Revenue related to license fees on the initial sale of a territory that transfer the right to operate a learning center in a specified geographic area is recognized when all material services or conditions relating to the sales have been substantially performed or satisfied by the Company and collectibility of the fee is reasonably assured. The criteria for substantial performance include: (1) receipt of an executed franchise license agreement, (2) a determination that collectibility of the fee is reasonably

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

assured, (3) completion of requisite training by the franchisee or center director, and (4) completion of required site selection assistance. Initial franchise fees not meeting the recognition criteria are recorded as deferred revenue if not refundable, or deposits from franchisees if refundable.

Franchised learning centers also pay a monthly royalty fee based on cash receipts, payable by the fifteenth day of the following month. Royalty fees are recorded in the month earned if collectibility is reasonably assured. Estimates of royalties earned but unreported by franchisees at the balance sheet date are recorded as revenue and accounts receivable, and are adjusted to actual amounts when reported and paid by the franchisee.

Revenue from the sale of educational materials to learning centers is recognized when shipped and collectibility is reasonably assured.

Institutional Services

Revenue from the Institutional Services segment consists principally of revenue from contracts with school districts receiving funds under federal and state-based programs. For contracts that specify a fixed fee per student for educational services over a stated period, revenue is recognized ratably over the contractual service period. Other contracts in this segment compensate the Company for services on an hourly basis. Revenue for these contracts is recorded as services are rendered at the specified hourly rate. Contracts with school districts generally specify monthly billings of service fees. Revenue recognized in advance of billings is recorded as accounts receivable.

Marketing and Advertising

The Company expenses marketing and advertising costs as incurred.

Stock-Based Compensation

The Company accounts for all stock-based compensation plans using the intrinsic value method. Under the intrinsic value method, if the exercise price of the employee stock option equals the estimated fair value of the underlying stock on the date of grant, no compensation expense is generally recognized. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“Statement 123”) encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement 123 requires the disclosure of pro forma data in the notes to the financial statements if the fair value method is not adopted.

During 2003 and 2004, the Company granted stock options and restricted common stock to employees and directors. These grants are discussed more fully in Notes 11 and 12.

Pro forma net income and earnings per share data have been determined as if the Company had accounted for its stock-based awards using prescribed fair value based methods. For all grants prior to May 14, 2004, the date the company filed a registration statement with the Securities and Exchange Commission to sell its common stock in a public offering, the Company used the minimum value method. The minimum value method assumes that the fair value of an award is equal to the excess of the fair value of the underlying common stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at the risk-free rate, over the expected life of the option.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

For all stock options granted after May 14, 2004, the Company used the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Black-Scholes and other option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards.

The following assumptions were used in calculating pro forma stock compensation expense:

	Period from June 30, 2003 (date of inception) through December 31, 2003		Three months ended June 30, 2004	Six months ended June 30, 2004
Risk-free interest rate (range)	2.48% – 2.99%		3.54%	2.99% – 3.54%
Expected dividend yield	0.00%		0.00%	0.00%
Expected life	4 years		4 years	4 years
Stock price volatility	(*	)	46%	46%

(*)	Assumption is not applicable to minimum value method

The weighted average estimated fair value of stock based awards was $0.44 in 2003, $9.64 for the three months ended June 30, 2004 and $8.83 for the six months ended June 30, 2004.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information is as follows:

	Period from June 30, 2003 (date of inception) through December 31, 2003	Three months ended June 30, 2004	Six months ended June 30, 2004
		(unaudited)	(unaudited)
Net income (loss), as reported	$1,701	$(487)	$3,605
Stock-based employee compensation expense included in net income as reported, net of tax	—	5,209	5,212
Stock-based employee compensation expense using prescribed fair value based methods, net of tax	(114)	(5,308)	(5,363)

Pro forma net income (loss)	$1,587	$(586)	$3,454

Earnings per common share—basic
As reported	$0.05	$(0.01)	$0.10
Pro forma	$0.04	$(0.02)	$0.09
Earning per common share—diluted
As reported	$0.05	$(0.01)	$0.09
Pro forma	$0.04	$(0.02)	$0.09

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

Foreign Currency Translation

The financial statements of foreign subsidiaries with a functional currency other than the U.S. dollar have been translated into U.S. dollars using the current rate method. Assets and liabilities have been translated using the exchange rates at year-end. Income and expense amounts have been translated using the average exchange rate prevailing for the period. Translation gains or losses resulting from the changes in exchange rates have been reported as a component of accumulated other comprehensive income (loss) included in the consolidated statement of stockholders’ equity.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events from non-owner sources. Other comprehensive income refers to revenue, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income, but excluded from net income. The elements of other comprehensive income (loss), net of tax, consisted of foreign currency translation adjustments and the changes in fair value of a derivative financial instrument accounted for as a hedge. Because deferred taxes are not provided for the unremitted earnings of foreign subsidiaries, deferred taxes are not provided for translation adjustments.

Hedging and Derivative Activities

The Company sometimes uses derivative instruments, consisting primarily of interest rate swap agreements, to manage its exposure to changes in interest rates. The Company does not use derivative instruments for trading or other speculative purposes.

All derivative instruments are reported on the consolidated balance sheet at fair value and changes in a derivative’s fair value are recognized currently in earnings unless specified hedge criteria are met. If an interest rate swap is designated a cash flow hedge, the effective portions of the changes in the fair value of the swap are recorded in other comprehensive income. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

As part of managing its exposure to changes in the market interest rate of variable rate debt over a three-year period, the Company has entered into an interest rate swap transaction with a financial institution acting as the counterparty. To ensure both appropriate use as a hedge and hedge accounting treatment, the swap entered into was designated according to the hedge objective against a specific debt issue. The notional amount, rate and maturities of the interest rate swap are closely matched to the related terms of the hedged debt obligation, and there is no ineffective portion. The interest rate swap would not result in a significant loss to the Company if the counterparty failed to perform according to the terms of the agreement.

Income Taxes

The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, measured at prevailing enacted tax rates that are expected to be in effect when these temporary differences are settled or realized.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

Reclassification

Certain amounts from the prior year have been reclassified to conform with the current year presentation.

3.    Acquisitions

Pre-K-12 Business of Laureate Education, Inc.

On June 30, 2003, the Company acquired substantially all of the pre-K-12 business of Laureate. The operations acquired from Laureate comprise the existing operations of the Company as described more fully in Note 1.

The purchase price totaled approximately $282,565, including cash payments of $115,004, the surrender of securities issued by Laureate and Sylvan Ventures, LLC, its subsidiary, with a fair value of $107,703, a subordinated promissory note of $55,000, and a deferred payment obligation of $2,323. Included in the purchase price are acquisition costs of $4,667, and the purchase price has been reduced by an estimated working capital adjustment of $2,132. The purchase price was allocated to assets totaling $325,800 and assumed liabilities of $43,235. The Company is currently obligated to pay up to $10,000 of additional consideration if a subsidiary acquired in the business combination achieves specified levels of earnings prior to December 31, 2007. In addition, the purchase price is subject to adjustment for any working capital variances at the date of acquisition.

In June 2004, the Company completed its analysis of the valuation of acquired assets and liabilities purchased, including the estimated useful life of franchise rights for Schulerhilfe. The Company prior to June 2004 estimated that these franchise rights had a value of $6,000 and an indefinite life. The Company’s completed valuation and analysis estimates that these franchise rights have an estimated fair value of $3,500 and a useful life of 25 years, and commencing April 1, 2004, the Company began amortizing the Schulerhilfe franchise rights over their remaining useful life.

The following table summarizes the allocation of the purchase price to acquired assets and liabilities, other than cash received in the acquisition, as of June 30, 2004:

Accounts and notes receivable	$29,746
Other current assets	2,492
Property and equipment	14,661
Deferred tax assets	1,646
Intangible assets subject to amortization:
Contract rights and backlog (weighted-average amortization period of 4.25 years)	1,199
Schulerhilfe franchise rights (amortization period of 25 years)	3,500
Indefinite lived intangible assets:
Tradenames	131,000
Sylvan franchise license rights	82,000
Goodwill	48,737
Other assets	1,643

Total assets acquired, excluding cash of $9,176	316,624
Current liabilities	42,204
Long-term debt	1,031

Total liabilities assumed	43,235

Purchase price, net of cash received of $9,176	$273,389

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

Management estimated the fair value of the acquired assets and assumed liabilities using several generally accepted valuation techniques. Current assets and liabilities were assumed to have fair values equal to their book value at the acquisition date. Tradenames and franchise license rights were valued using the income approach, whereby the fair value of an asset is based on the present value of its estimated future economic benefits. Property and equipment was valued using the cost approach, or if a ready market for similar assets could be identified and relied upon, the market approach. The cost approach measures fair value as the cost to construct or replace the asset with another asset of like utility. The market approach establishes fair value based on recent sales of comparable property. For certain technology assets, when identifiable, the market approach was used to verify the results of the cost approach. The acquired tradenames consist of the “Sylvan” and “Schulerhilfe” tradenames. The Company has completed its purchase price allocation as of June 30, 2004 subject to the resolution of a working capital payment with Laureate. Included in the purchase price allocation as of June 30, 2004 is the Company’s best estimate of the payment to be received. However, the final amount of recorded goodwill could be adjusted once the working capital payment is received.

The Company recorded significant goodwill, as a result of the estimated value of the assembled workforce and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. All goodwill recorded in the acquisition is deductible for income tax purposes.

Progressus

On October 31, 2003, the Company acquired Progressus Therapy, Inc. (“Progressus”), one of the largest providers of qualified professional physical, occupational, and speech therapists to school programs.

The initial purchase price totaled approximately $4,279, including acquisition costs of $288. The purchase price was preliminarily allocated to acquired assets totaling $7,837 and assumed liabilities of $3,558. Variable amounts of contingent consideration are payable to the seller based upon the operating income of Progressus through October 31, 2007. As of June 30, 2004 no amounts are payable under the contingent consideration provisions of the contract.

The purchase price is subject to adjustment upon the completion of an audit of the closing balance sheet of Progressus as of October 31, 2003, and the determination of the estimated fair value of identifiable intangible assets. The Company estimates that it will record approximately $2,637 of goodwill as a result of the acquisition, none of which will be tax deductible.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

The following unaudited consolidated pro forma results of operations of the Company for the period from June 30, 2003 through December 31, 2003 give effect to the acquisition of Progressus as if it occurred on June 30, 2003.

Revenues	$120,902
Income from continuing operations before income taxes	4,637
Net income	1,346

4.    Goodwill

Changes in the carrying amount of goodwill during the period from June 30, 2003 through June 30, 2004 are summarized as follows:

	Learning Center	Institutional Services	Total
Goodwill recorded upon acquisition of:
pre-K-12 business of Laureate	$37,674	$6,607	$44,281
Progressus Therapy, Inc.	—	2,637	2,637
Other businesses	2,521	—	2,521
Foreign currency translation adjustment	931	—	931

Goodwill at December 31, 2003	41,126	9,244	50,370
Acquisition of franchised learning centers	2,510	—	2,510
Adjustments to allocation of purchase price of pre K-12 business of Laureate	4,287	169	4,456
Foreign currency translation adjustment	681	—	681

Goodwill at June 30, 2004 (unaudited)	$48,604	$9,413	$58,017

5.    Other Intangible Assets

A summary of other intangible assets at December 31, 2003 is as follows:

	Useful life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Acquired backlog (Learning Center segment)	0.5	$115	$115	$—
Contract rights (Institutional Services segment)	5	1,084	105	979

Total intangible assets subject to amortization		1,199	220	979
Indefinite-lived intangible assets not subject to amortization (Learning Center segment):
Tradenames	N/A	131,737	—	131,737
Franchise license rights	N/A	88,556	—	88,556

Total indefinite-lived intangible assets		220,293	—	220,293

Total other intangible assets		$221,492	$220	$221,272

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

As disclosed more fully in Note 3, the Company in June 2004 reclassified $6,000 of franchise rights from indefinite-lived intangible assets to intangible assets subject to amortization ($3,500) and goodwill ($2,500). These franchise rights are being amortized over 25 years. Annual amortization is calculated using an accelerated method based on the estimated attrition of franchises.

A summary of other intangible assets at June 30, 2004 reflecting this reclassification is as follows:

	Useful life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Acquired backlog (Learning Center segment)	0.5	$115	$115	$—
Contract rights (Institutional Services segment)	5	1,084	214	870
Schulerhilfe franchise license rights	25	3,709	31	3,678

Total intangible assets subject to amortization		4,908	360	4,548
Indefinite-lived intangible assets not subject to amortization (Learning Center segment):
Tradenames	N/A	131,473	—	131,473
Learning Center franchise license rights	N/A	82,000	—	82,000

Total indefinite-lived intangible assets		213,473	—	213,473

Total other intangible assets		$218,381	$360	$218,021

Estimated future amortization expense of intangible assets subject to amortization giving effect to the reclassification made in 2004 is as follows:

Year ended December 31:
2004	$421
2005	478
2006	468
2007	459
2008	346
Thereafter	2,376

$4,548

6.    Discontinued Operations

On March 26, 2004, the Company committed to a plan to sell the common stock of its subsidiary Connections Academy, Inc. by March 25, 2005. The Company is currently negotiating to sell Connections Academy to its majority and other stockholders. As a result of this expected disposal transaction, the Company estimates that it will record a yet to be determined gain from disposition representing the difference between the carrying value of the net assets to be sold (approximately

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

$1,410 at June 30, 2004) and the net proceeds upon sale. Upon the acquisition of the pre-K-12 business of Laureate on June 30, 2003, the Company agreed to pay up to $10,000 of contingent consideration to Laureate if Connections Academy achieved specified levels of earnings through December 31, 2007. The Company currently expects to transfer this contingent liability to the buyer upon the sale of Connections Academy. In the event the transfer of the liability to the new owners is not effected, any additional amounts of contingent consideration will be recorded when the contingency is resolved and the consideration, if any, becomes payable, and will result in an additional element of the gain or loss on the disposition of Connections Academy included in discontinued operations. The accompanying consolidated balance sheets at June 30, 2004 and December 31, 2003 classify the assets and liabilities of Connections Academy as current assets and liabilities of discontinued operations.

The operations of Connections Academy have been classified as discontinued operations in the accompanying statements of income. The operations of this component will be eliminated from the ongoing operations of the Company as a result of the disposal transaction, and the Company will not have any significant continuing involvement in the held for sale operations after the disposal transaction.

Summarized operating results from the discontinued operations included in the Company’s statements of income were as follows:

	Period from June 30, 2003 (date of inception) through December 31, 2003	Three months ended June 30, 2004	Six months ended June 30, 2004
		(unaudited)	(unaudited)
Revenues	$3,230	$2,424	$4,615

Loss from operations of discontinued operations before income taxes	(2,262)	(1,475)	(2,648)
Income tax benefit	791	517	927

Loss from discontinued operations	$(1,471)	$(958)	$(1,721)

Assets and liabilities of the discontinued operations were as follows:

	December 31, 2003	June 30, 2004
		(unaudited)
Current assets	$3,982	$2,422
Property and equipment, net	1,212	1,035
Other long-term assets	856	282
Current liabilities	(1,551)	(1,809)
Long-term liabilities	(520)	(520)

Net assets of discontinued operations	$3,979	$1,410

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

7.    Long-Term Debt and Subsequent Event

Long-term debt consists of the following at December 31:

	December 31, 2003	June 30, 2004
Senior term loan payable to a bank (“2003 Term Loan”) in quarterly installments through December 2008. The loan bears interest at the bank’s prime rate or the Eurodollar rate, plus specified margins, as elected by the Company (aggregating to 5.42% per annum at December 31, 2003).	$108,750	$—
Subordinated note payable to Laureate, due on June 30, 2009 and bearing interest at 12.00% per annum	55,000	—
Senior term loan payable to bank (“2004 Term Loan”) in quarterly installments through March 2011. The loan bears interest at the bank’s prime rate or the Eurodollar rate, plus specified margins, as elected by the Company (aggregating to $4.13% per annum at June 30, 2004).	—	169,575
Note payable to Laureate, due in quarterly installments through June 30, 2009. The note does not bear interest, and is recorded net of a discount of $499 at December 31, 2003 and $421 at June 30, 2004.	2,165	2,243
Various notes payable bearing interest at fixed rates ranging from 5.00% to 8.00% per annum	1,950	2,094

	$167,865	173,912
Less: current portion of long-term debt	(8,301)	(2,489)

Total long-term debt	$159,564	171,423

On June 30, 2003, the Company entered into a loan agreement with a bank that provided for an unsecured revolving line of credit of $20,000 through June 2008. The credit line bore interest at a floating rate equal to the 30-day London Interbank Offered Rate plus 3.75% per annum. There were no amounts outstanding on this credit line at December 31, 2003.

The Company’s 2003 Term Loan was issued by one of its consolidated subsidiaries and required compliance with financial covenants and otherwise restricted certain payments to the Company. At December 31, 2003, restricted net assets of the subsidiary were $140,907.

The Company incurred certain debt issuance costs in connection with obtaining the 2003 Term Loan, which were being amortized over the life of the loan using the interest method. As of December 31, 2003, $3,368 was recorded in other assets relating to these costs.

On April 27, 2004, the Company repaid the 2003 Term Loan and the subordinated note payable to Laureate and terminated the original revolving credit agreement with the proceeds of the 2004 Term Loan. The new credit agreement includes a five-year $30,000 revolving credit facility. Borrowings under the new credit agreement bear interest at a rate of LIBOR plus 3.0% subject to rate reductions specifically tied to reduced leverage ratios. Upon satisfaction of the 2003 Term Loan, $3,188 of previously capitalized debt issuance costs were expensed as other financing costs. In addition, approximately $1,500 of other financing costs were incurred and charged to expense in April 2004 related to a terminated debt financing transaction.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

The fair value of debt at December 31, 2003 approximates its carrying value at that date based on an assessment of market interest rates associated with similar debt.

In order to manage interest rate exposure, the Company has entered into an interest rate swap agreement. A notional amount of $40,000 in variable rate debt has been swapped to a counterparty in exchange for a fixed interest rate commitment of 2.58% per annum. This agreement will terminate on July 1, 2006. Interest paid under this agreement is recorded as interest expense in the period in which it is incurred.

Aggregate maturities of long-term debt at December 31, 2003 and June 30, 2004 were as follows:

	December 31, 2003	June 30, 2004
2004	$8,301	1,412
2005	14,405	2,495
2006	16,854	2,446
2007	21,885	2,426
2008	50,629	2,392
Thereafter	55,791	162,741

	$167,865	173,912

8.    Leases

The Company conducts significant operations from leased facilities. These facilities include office locations, warehouse space and company-owned learning centers. The lease terms of substantially all of these leases are five years or less. The Company also leases certain equipment under non-cancelable operating leases, the majority of which are for terms of 36 months or less.

Future minimum lease payments at December 31, 2003, by year and in the aggregate, under all non-cancelable operating leases are as follows:

Year ending December 31:
2004	$11,773
2005	9,081
2006	5,708
2007	3,278
2008	2,275
Thereafter	4,319

$36,434

Rent expense was approximately $7,664 for the period from June 30, 2003 through December 31, 2003.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

9.    Income Taxes

Significant components of income tax expense from continuing operations for the period from June 30, 2003 through December 31, 2003 are as follows:

Current:
U.S. Federal	$—
U.S. state	—
Foreign	312

312
Deferred:
U.S. Federal	1,364
U.S. state	124
Foreign	256

1,744

Total income tax expense	$2,056

For the period from June 30, 2003 through December 31, 2003, foreign income before income taxes was $1,277.

The Company uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2003 are summarized as follows:

Deferred tax assets:
Net operating loss carryforwards	$17,284
Allowance for doubtful accounts	34
Nondeductible reserves	240
Other	464

Total deferred tax assets	18,022
Deferred tax liabilities:
Amortization of intangible assets	7,071
Prepaid expenses	132

Total deferred tax liabilities	7,203

Net deferred tax assets	10,819
Valuation allowance for net deferred tax assets	(11,062)

Net deferred tax liability	$(243)

U.S. federal net operating loss carryforwards at December 31, 2003 were $43,958. These net operating loss carryforwards will begin to expire in 2019 and are subject to limitation under the Internal Revenue Code. At the date of acquisition of the pre-K-12 business of Laureate, the Company acquired net operating loss carryforwards of $36,984. Due to limitations imposed under the Internal Revenue

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

Code, utilization of these carryforwards will be limited. Therefore, the Company has established a valuation allowance for the portion of carryforwards that it anticipates will not be utilized. If these net operating loss carryforwards are utilized in future periods, the related income tax benefit will be recorded as a reduction of goodwill recorded in the business combination.

The reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory tax rate of 35% to income from continuing operations before income taxes for the period from June 30, 2003 through December 31, 2003 is as follows:

Tax expense at U.S. statutory rate	$1,830
Permanent differences	52
State income tax expense	150
Tax effect of foreign income taxed at different rate	121
Foreign tax credits	(97)

Total income tax expense from continuing operations	$2,056

Income tax expense for the three and six months ended June 30, 2004 is based on the estimated annual effective income tax rate from continuing operations for 2004 of 38%.

10.    Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

A reconciliation of the numerators and denominators for basic and diluted earnings per common share are as follows:

	Period from June 30, 2003 through December 31, 2003	Three months ended June 30, 2004	Six months ended June 30, 2004
		(unaudited)	(unaudited)
Numerator
Income from continuing operations	$3,172	$471	$5,326
Loss from discontinued operations	(1,471)	(958)	(1,721)

Net income (loss)	$1,701	$(487)	$3,605

Denominator (shares in 000’s)
Basic:
Weighted-average shares outstanding	36,800	37,198	36,997

Diluted:
Weighted-average shares outstanding	36,800	37,198	36,997
Dilutive effect of stock options	—	1,410	975

Total	36,800	38,608	37,972

Earnings per common share—basic:
Income from continuing operations	$0.09	$0.01	$0.14
Loss from discontinued operations	(0.04)	(0.02)	(0.04)

Net income (loss)	$0.05	$(0.01)	$0.10

Earnings per common share—diluted
Income from continuing operations	$0.09	$0.01	$0.14
Loss from discontinued operations	(0.04)	(0.02)	(0.05)

Net income (loss)	$0.05	$(0.01)	$0.09

11.    Stock Option Plan

During 2003, the Company adopted a stock option plan that provides for the granting of options to purchase up to 3,680,000 shares of common stock to selected employees and directors of the Company. All options granted during 2003 were issued with an exercise price of $3.71 per share, which was equal to the estimated fair value of the common stock at the date of the grant, vest over a four-year period, and expire 10 years after the date of the grant. During 2004, the Company increased the number of shares available under the plan by 680,000 to 4,360,000.

During the period from January 1, 2004 through June 30, 2004, the Company issued options to purchase 350,000 shares of common stock to employees and members of the Board of Directors with a weighted-average exercise price of $4.92 per share. Certain options vested immediately, and other options will vest over a three or four year period. The Company estimates that it will record approximately $3,177 of aggregate compensation expense related to these option grants over the vesting period and recorded $803 in the second quarter of 2004, based on an estimate of the fair value of common stock at the grant date of $14.00 per share.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

The following table summarizes the stock option activity of the Company for the period from June 30, 2003 through December 31, 2003 and January 1, 2004 through June 30, 2004 (shares in 000’s):

	2003 Options	2004 Options
Outstanding—beginning of period	—	3,364
Granted	3,424	350
Exercised	—	(170)
Forfeited	(60)	(81)

Outstanding—end of period (remaining contractual life of 9.5 years as of December 31, 2003)	3,364	3,463

Exercisable at end of period	419	783

12.    Restricted Common Stock Awards

In June 2004, the Company issued 604,000 shares of restricted common stock for $0.01 per share to certain employees that vested immediately. These shares of common stock are restricted as to resale over a three to five-year period. The Company estimated that due to the restrictions on resale, the common stock had an estimated fair value of $12.60 per share at the grant date, or 90% of the estimated fair value of an unrestricted share of common stock. The Company recorded aggregate compensation expense of $7,598 in June 2004 related to these common stock grants.

In the event the Company does not consummate an initial public offering prior to December 31, 2004, the Company has the right to repurchase the shares for $0.01 per share price plus any withholding taxes paid by the employee with respect to the shares.

13.    Dividend to Common Stockholders

In June 2004, the Company declared and paid a cash dividend to its existing stockholders in the amount of $9,000 or $0.24 per common share.

14.    Employee Benefit Plan

The Company sponsors a defined contribution retirement plan under section 401(k) of the Internal Revenue Code. The provisions of this plan allow for voluntary employee contributions of up to 20% of salary, subject to certain annual limitations. All employees are eligible after meeting certain minimum service requirements.

The Company may at its discretion make matching contributions, which are allocated to eligible participants. The Company made a discretionary contribution to this plan of $703 during the three months ended June 30, 2004.

15.    Commitments and Contingencies

In connection with the acquisition of the pre-K-12 business from Laureate, the Company and Laureate entered into a three-year shared services contract expiring June 30, 2006. Under the terms of

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

the shared service agreement, the Company will provide certain support services including, but not limited to, specified accounting, benefits, information technology, human resources, purchasing and payroll services to Laureate. Conversely, Laureate will provide certain support services, primarily in the areas of tax, treasury, and lease administration to the Company.

The shared services agreement requires that the Company receive net payments each month of $204 during the term of the agreement. These payments amounted to $1,225 for the period from June 30, 2003 through December 31, 2003 and $1,225 for the six months ended June 30, 2004, and are accounted for as a reduction of general and administrative expenses. The agreement also allows for specified volume-based increases to the fees attributable to the services.

The Company is subject to legal actions arising in the ordinary course of its business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions and does not believe any settlement would materially affect the Company’s financial position.

The Company maintains a number of standby letters of credit totaling $710 as of December 31, 2003 and June 30, 2004 to guarantee its insurance program and potential payment under a franchisee acquisition through 2008.

16.    Business and Geographic Segment Information

The Company is organized on the basis of educational services provided. The Company’s segments are business units that offer distinct services. The segments are managed separately as they have different customer bases and delivery channels. Reportable segments are as follows:

•	Learning Center segment develops and delivers trusted, personalized tutoring programs primarily through a network of franchised and company-owned learning centers in North America operated under the Sylvan brand name, and more than 940 European franchised and company-owned learning centers operated under the Schülerhilfe brand name.

•	Institutional Services segment provides tutoring, as well as other supplemental education services and special-needs services, to public and private schools through government-funded contracts.

•	Online Learning Services segment provides online tutoring programs modeled after those offered in Sylvan Learning Centers.

The Company evaluates performance and allocates resources based on operating income. There are no significant intercompany sales or transfers.

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

The following tables set forth information on the Company’s reportable segments for the period from June 30, 2003 through December 31, 2003 and the three and six months ended June 30, 2004 (unaudited):

Period from June 30, 2003 (date of inception) through December 31, 2003	Learning Center	Institutional Services	Online Learning	Total
Revenues	$78,207	$35,425	$861	$114,493

Segment profit (loss) before depreciation and amortization	22,954	697	(1,850)	21,801
Depreciation and amortization	(1,822)	(655)	(220)	(2,697)

Segment profit (loss)	$21,132	$42	$(2,070)	$19,104

Segment assets	$287,374	$47,686	$1,362	$336,422
Total expenditures for additions to long-lived assets	3,988	4,818	125	8,931

Three months ended June 30, 2004 (Unaudited)	Learning Center	Institutional Services	Online Learning	Total
Revenues	$49,157	$37,338	$757	$87,252

Segment profit (loss) before depreciation and amortization	16,866	5,487	(1,047)	21,306
Depreciation and amortization	(825)	(570)	(72)	(1,467)

Segment profit (loss)	$16,041	$4,917	$(1,119)	$19,839

Segment assets	$294,404	$54,721	$943	$350,068
Total expenditures for additions to long-lived assets	4,176	535	41	4,752

Six months ended June 30, 2004 (Unaudited)	Learning Center	Institutional Services	Online Learning	Total
Revenues	$91,961	$76,145	$1,340	$169,446

Segment profit (loss) before depreciation and amortization	28,282	11,394	(2,069)	37,607
Depreciation and amortization	(1,658)	(1,036)	(169)	(2,863)

Segment profit (loss)	$26,624	$10,358	$(2,238)	$34,744

Segment assets	$294,404	$54,721	$943	$350,068
Total expenditures for additions to long-lived assets	6,784	1,600	45	8,429

Educate, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003 and June 30, 2004 (unaudited)

(Dollar amounts in thousands, except per share data)

The following tables reconcile the reported information on segment profit and assets to income from continuing operations before income taxes and total assets reported in the statements of income and balance sheets:

	Period From June 30, 2003 (date of inception) through December 31, 2003	Three months ended June 30, 2004	Six months ended June 30, 2004
		(Unaudited)	(Unaudited)
Segment profit	$19,104	$19,839	$34,744
Corporate depreciation and amortization	(870)	(392)	(782)
General and administrative costs	(6,258)	(2,906)	(6,383)
Non-cash stock compensation expense	—	(8,401)	(8,401)
Other income (expense)	(6,748)	(7,381)	(10,588)

Income from continuing operations before taxes	$5,228	$759	$8,590

	December 31, 2003	June 30, 2004
		(Unaudited)
Total assets for reportable segments	$336,422	$350,068
Unallocated corporate assets	19,723	21,993
Assets of discontinued operations held for sale	6,050	3,739

Total assets	$362,195	$375,800

Revenue by geographic area is as follows:

	Period from June 30, 2003 (date of inception) through December 31, 2003	Three months ended June 30, 2004	Six months ended June 30, 2004
		(Unaudited)	(Unaudited)
United States	$103,619	$79,453	$154,347
Other	10,874	7,799	15,099

Consolidated total	$114,493	$87,252	$169,446

Revenues are attributed to countries based on the location of the customer. No country other than the United States represents more than 10% of consolidated revenues. Substantially all long-lived assets are located in the United States.

17.    Subsequent Events

In connection with a proposed public offering of the Company’s common stock, on June 29, 2004 the Board of Directors approved a 1.00 for 1.25 reverse stock split of the Company’s common stock, which was effected on September    , 2004. All share and per share amounts in the accompanying consolidated financial statements have been restated for all periods to give retroactive effect to the reverse stock split.

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Educate, Inc.

We have audited the accompanying combined balance sheet of the Laureate pre-K-12 Business (Predecessor to Educate, Inc.) as of December 31, 2002, and the related combined statements of operations, owner’s equity, and cash flows for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Laureate pre-K-12 Business (Predecessor to Educate, Inc.) at December 31, 2002, and the combined results of its operations and its cash flows for the years ended December 31, 2001 and 2002 and the six-month period ended June 30, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the combined financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ Ernst & Young LLP

Baltimore, Maryland

May 3, 2004

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Combined Balance Sheet

December 31, 2002

(Dollar amounts in thousands)

Assets
Current assets:
Cash and cash equivalents	$4,909
Receivables:
Accounts receivable	34,974
Notes receivable	712

35,686
Allowance for doubtful accounts	(3,344)

32,342
Inventory	2,268
Prepaid expenses and other current assets	2,512
Assets of discontinued operations held for sale	692

Total current assets	42,723

Property and equipment:
Furniture and fixtures	25,541
Computer equipment and software	13,460
Leasehold improvements	11,149

50,150
Accumulated depreciation	(27,647)

22,503

Goodwill	68,850

Other assets	3,890

Total assets	$137,966

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Combined Balance Sheet (continued)

December 31, 2002

(Dollar amounts in thousands)

Liabilities and owner’s equity
Current liabilities:
Accounts payable and accrued expenses	$11,224
Accrued compensation and related benefits	6,557
Deferred revenue	18,609
Liabilities of discontinued operations held for sale	729
Other current liabilities	30

Total current liabilities	37,149

Deferred income taxes	2,408
Other liabilities	513

Total liabilities	40,070

Owner’s equity: Owner’s net investment	99,385
Accumulated other comprehensive loss	(1,489)

Total owner’s equity	97,896

Total liabilities and owner’s equity	$137,966

See accompanying notes to combined financial statements.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Combined Statements of Operations

(Dollar amounts in thousands)

	Year ended December 31,		Three months ended June 30, 2003	Six months ended June 30, 2003
	2001	2002
			(unaudited)
Revenues
Learning Center:
Company-owned centers	$74,286	$103,066	$31,937	$59,789
Franchise services	36,692	42,680	12,595	23,654

Total Learning Center	110,978	145,746	44,532	83,443

Institutional Services	70,042	67,909	22,647	43,418
Online Learning Services	479	2,656	487	973

Total revenues	181,499	216,311	67,666	127,834

Costs and expenses
Instructional and franchise operations costs	135,277	156,620	44,268	88,633
Marketing and advertising	13,575	18,918	5,103	10,337
Depreciation and amortization of other intangible assets	8,235	7,898	2,396	4,221
Amortization of goodwill	2,210	—	—	—
Allocated indirect overhead costs	12,348	13,058	3,109	6,433

Total costs and expenses	171,645	196,494	54,876	109,624

Operating income	9,854	19,817	12,790	18,210

Other income (expense)
Loss on sale of assets	(961)	(306)	(5)	(9)
Other income (expense)	265	126	32	21

Income from continuing operations before income taxes	9,158	19,637	12,817	18,222
Income tax expense	(9,267)	(12,781)	(5,722)	(8,943)

Income (loss) from continuing operations	(109)	6,856	7,095	9,279
Loss from discontinued operations	(1,872)	(4,412)	(1,251)	(2,355)

Net income (loss)	$(1,981)	$2,444	$5,844	$6,924

See accompanying notes to combined financial statements.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Combined Statements of Owner’s Equity

(Dollar amounts in thousands)

	Owner’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Owner’s Equity
Balance at January 1, 2001	$82,581	$(4,551)	$78,030
Activity in Laureate net investment before net loss—see Note 4	3,429	—	3,429
Comprehensive loss:
Net loss for 2001	(1,981)	—	(1,981)
Other comprehensive loss—foreign currency translation adjustment	—	(1,440)	(1,440)

Total comprehensive loss	(1,981)	(1,440)	(3,421)

Balance at December 31, 2001	84,029	(5,991)	78,038

Activity in Laureate net investment before net income—see Note 4	12,912	—	12,912
Comprehensive income:
Net income for 2002	2,444	—	2,444
Other comprehensive income—foreign currency translation adjustment	—	4,502	4,502

Total comprehensive income	2,444	4,502	6,946

Balance at December 31, 2002	99,385	(1,489)	97,896

Activity in Laureate net investment before net income—see Note 4	(15,254)	—	(15,254)
Comprehensive income:
Net income for the six months ended June 30, 2003	6,924	—	6,924
Other comprehensive income—foreign currency translation adjustment	—	2,425	2,425

Total comprehensive income	6,924	2,425	9,349

Balance at June 30, 2003	$91,055	$936	$91,991

See accompanying notes to combined financial statements.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Combined Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,		Six months ended June 30, 2003
	2001	2002
Operating activities
Income (loss) from continuing operations	$(109)	$6,856	$9,279
Adjustments to reconcile income (loss) from continuing operations to net cash provided by continuing operations:
Depreciation	7,610	7,160	3,840
Amortization	2,835	738	381
Bad debt expense	507	2,564	358
Other non-cash items	1,562	1,185	1,254
Changes in operating assets and liabilities:
Receivables	5,054	(9,504)	1,143
Prepaid expenses and other current assets	821	185	1,923
Inventory	308	1,056	472
Payables and accrued expenses	(2,473)	5,581	2,179
Accrued compensation and related benefits	(377)	(1,746)	825
Deferred revenue	2,401	7,077	2,908
Other current liabilities	—	(1,310)	5

Net cash provided by continuing operations	18,139	19,842	24,567
Loss from discontinued operations	(1,872)	(4,412)	(2,355)
Adjustments to reconcile loss from discontinued operations to net cash used in discontinued operations:
Changes in operating assets and liabilities	275	80	150
Depreciation and other non-cash items	—	46	88

Net cash used in operations of discontinued operations	(1,597)	(4,286)	(2,117)

Net cash provided by operating activities	16,542	15,556	22,450

Investing activities
Purchase of property and equipment	(9,286)	(7,251)	(2,991)
Cash paid for acquired businesses, net of cash received	(2,007)	(21,825)	(354)
Payment of contingent consideration for prior period acquisitions	(261)	—	—
Increase in other assets	(994)	(1,146)	(473)

Net cash used in investing activities	(12,548)	(30,222)	(3,818)

Financing activities
Proceeds from exercises of stock options	—	5	—
Net contribution (distribution) from/to owner	(916)	12,703	(14,745)
Payments on debt	(84)	(123)	(133)

Net cash provided by (used in) financing activities	(1,000)	12,585	(14,878)

Effects of exchange rate changes on cash	(429)	636	4

Net increase (decrease) in cash and cash equivalents	2,565	(1,445)	3,758
Cash and cash equivalents at beginning of period	4,296	6,861	5,416

Cash and cash equivalents at end of period	$6,861	$5,416	$9,174

Included in balance sheet caption:
Cash and cash equivalents	$6,861	$4,909	$9,194
Assets of discontinued operations held for sale	$—	$507	$(20)

See accompanying notes to combined financial statements.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements

(Dollar amounts in thousands)

1.    Description of Business

The Laureate pre-K-12 Business (the “Company”), a component of Laureate Education, Inc. (formally known as Sylvan Learning Systems, Inc.) (“Laureate”), is a leading branded supplemental education services provider to pre-kindergarten through twelfth grade, or pre-K-12, students. The Company operates through three business segments, summarized as follows:

•	The Learning Center segment develops and delivers trusted, personalized tutoring programs primarily through a network of more than 1,000 franchised and company-owned learning centers in North America operated under the Sylvan® brand name, and more than 940 European franchised and company-owned learning centers operated under the Schülerhilfe brand name.

•	The Institutional Services segment provides tutoring, as well as other supplemental education services and special-needs services, to public and private schools through government-funded contracts under the Catapult Learning and other brand names.

•	The Online Learning Services segment provides online tutoring programs modeled after those offered in Sylvan Learning Centers. These online services, provided primarily under the eSylvan brand name, are delivered using an internet-based application that enables teachers and students to talk and interact in real time over a dial-up or broadband connection.

On June 30, 2003, Educate, Inc., a company formed by affiliates of Apollo Advisors L.P., a private equity investor, and management shareholders, acquired the Company. Accordingly, the Company is the predecessor of Educate, Inc.

2.    Accounting Policies

Basis of Presentation and Principles of Combination

The accompanying combined financial statements represent the combined financial position, results of operations and cash flows of the business acquired by Educate, Inc. from Laureate on June 30, 2003. This business was managed and operated by Laureate through several consolidated subsidiaries and an unincorporated division. The accounts of these subsidiaries and the division have been combined, and all significant intercompany balances have been eliminated in combination.

As more fully discussed in Note 4, the combined financial statements for all periods presented include allocations of corporate expenses from Laureate. For financial reporting purposes, the equity activity of the Company has been accumulated into a single caption entitled “owner’s net investment.”

On March 26, 2004, Educate, Inc. committed to sell its subsidiary Connections Academy, Inc., an operator of K-8 virtual public and charter schools. As a result of this expected sale transaction, the accompanying combined financial statements of the predecessor to Educate, Inc. present the results of operations of Connections Academy as discontinued operations. See also Note 6.

Unaudited Interim Financial Information

The unaudited interim financial information for the three months ended June 30, 2003 has been prepared in accordance with generally accepted accounting principles for interim financial information

35

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

and with Article 10 of Regulation S-X. Accordingly, it does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Due principally to the timing of school semesters and holiday schedules, the Company is subject to seasonality in reported revenues and expenses that affect reported results of operations. The Company’s Learning Center segment generally experiences lower revenues in the fourth quarter. Learning center franchises pay royalties to the Company based on a percentage of cash receipts. Since customers of these franchises frequently make payments for services in advance, royalty revenues earned by the Company are higher in periods of increased enrollment, particularly in the spring months prior to commencement of peak summer service periods. In addition, the Company’s Institutional Services segment generates a disproportionate amount of revenues during the first six months of the calendar year. This occurs because many school districts use the first semester in the fourth calendar quarter to evaluate the specific needs of individual students prior to enrolling students in the Company’s supplemental education programs. In addition, a disproportionate amount of marketing and advertising costs associated with the Company’s business are incurred and expensed in periods when reported revenue is seasonally at a low point. As a result of these factors, quarter-to-quarter comparisons of results of operations may not be indicative of future results of operations.

Use of Estimates

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles that require the Company’s management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company reports accounts and notes receivable at net realizable value. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company calculates the allowance based on a specific analysis of past due balances and also considers historical trends of write-offs. Past due status is based on how recently payments have been received by customers. Actual collection experience has not differed significantly from the Company’s estimates, due primarily to credit and collections practices and the financial strength of customers. Accounts and notes receivable balances due from franchisees are secured by the assets of the franchisee’s business. Other accounts receivable balances, primarily due from governmental agencies, are not collateralized.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

Inventory

Inventory, consisting primarily of educational, instructional, and marketing materials and supplies, is stated at the lower of cost (first-in, first-out) or market value.

Property and Equipment

Property and equipment is stated at cost. Included in property and equipment are the direct costs of developing or obtaining software for internal use. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the asset or the remaining term of the lease. Useful lives are as follows:

Furniture and fixtures	2–7 years
Computer equipment and software	2–5 years
Leasehold improvements	2–10 years

Goodwill

Goodwill is initially measured as the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. Prior to 2002, goodwill was amortized over estimated useful lives ranging from 15 to 35 years. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under Statement 142, goodwill is no longer amortized, but rather is subject to impairment tests annually or whenever an impairment indicator is identified. Had goodwill not been amortized in 2001, the reported net loss of $(1,981) in 2001 would have been $1,334 lower, or a net loss of $(647).

Under Statement 142, the goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The reporting units of the Company for purposes of the impairment test are the Company’s operating segments, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment loss equal to the difference.

Impairment of Long-Lived Assets

Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

Assets to be disposed of are reported at the lower of carrying value or fair values, less estimated costs of disposal.

Revenue Recognition

Company-Owned Learning Centers and Online Learning Services

Fees from providing supplemental education services to students through company-owned learning centers and online learning programs are recognized as revenue in the period the services are provided.

Franchised Learning Centers

Revenue related to license fees on the initial sale of a territory that transfer the right to operate a Learning Center in a specified geographic area is recognized when all material services or conditions relating to the sales have been substantially performed or satisfied by the Company and collectibility of the fee is reasonably assured. The criteria for substantial performance include: (1) receipt of an executed franchise license agreement, (2) a determination that collectibility of the fee is reasonably assured, (3) completion of requisite training by the franchisee or center director, and (4) completion of required site selection assistance. Initial franchise fees not meeting the recognition criteria are recorded as deferred revenue if not refundable, or deposits from franchisees if refundable.

Franchised learning centers also pay a monthly royalty fee based on cash receipts, payable by the fifteenth day of the following month. Royalty fees are recorded in the month earned if collectibility is reasonably assured. Estimates of royalties earned but unreported by franchisees at the balance sheet date are recorded as revenue and accounts receivable, and are adjusted to actual amounts when reported and paid by the franchisee.

Revenue from the sale of educational materials to learning centers is recognized when shipped and collectibility is reasonably assured.

Institutional Services

Revenue from the Institutional Services segment consists principally of revenue from contracts with school districts receiving funds under federal and state-based programs. For contracts that specify a fixed fee per student for educational services over a stated period, revenue is recognized ratably over the

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

contractual service period. Other contracts in this segment compensate the Company for services on an hourly basis. Revenue recorded for these contracts is recorded as services are rendered at the specified hourly rate. Billings under contracts with school districts generally specify monthly billings of service fees. Revenue recognized in advance of billings is recorded as accounts receivable.

Marketing and Advertising

The Company expenses marketing and advertising costs as incurred.

Stock-Based Compensation

Certain employees of the Company participated in the employee stock option plans of Laureate. Laureate recognizes stock compensation expense using the intrinsic value method, under which stock compensation expense is recorded over the award’s vesting period for the difference, if any, between the quoted market price of the underlying common stock and the exercise price. All options granted during the periods presented in the accompanying combined financial statements have been granted with an exercise price equal to the quoted market price of Laureate’s common stock at the date of grant, and accordingly, no compensation expense for these awards was recognized.

The Company has computed pro forma net income (loss) as if Laureate had accounted for stock options using the Black-Scholes option-pricing model prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Black Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are freely tradable. In addition, option-pricing models require the input of highly subjective assumptions, including stock price volatility. Because Laureate’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards.

The following assumptions were used in calculating pro forma stock compensation expense:

	Year ended December 31,		Three months ended June 30, 2003	Six months ended June 30, 2003
	2001	2002
			(unaudited)
Risk-free interest rate	4.50%-4.96%	4.01%-4.52%	2.48%-3.02%	2.48%-3.02%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	46.4%	51.1%	54.0%	54.0%

The weighted average estimated fair value of stock options granted during the years ended December 31, 2001 and 2002 and the three and six months ended June 30, 2003 was $9.49, $11.70, $6.91 and $6.91, respectively.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information is as follows:

	Year ended December 31,		Three months ended June 30, 2003	Six months ended June 30, 2003
	2001	2002
			(unaudited)
Net income (loss), as reported	$(1,981)	2,444	$5,844	$6,924
Stock-based employee compensation expense as if the fair value method had been applied, net of tax	(2,277)	(2,358)	(147)	(630)

Pro forma net income (loss)	$(4,258)	$86	$5,697	$6,294

Foreign Currency Translation

The financial statements of foreign subsidiaries with a functional currency other than the U.S. dollar have been translated into U.S. dollars using the current rate method. Assets and liabilities have been translated using the exchange rates at year-end. Income and expense amounts have been translated using the average exchange rate prevailing for the period. Translation gains or losses resulting from the changes in exchange rates have been reported as a component of accumulated other comprehensive income (loss) included in the combined statement of owner’s equity.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events from non-owner sources. Other comprehensive income refers to revenue, expenses, gains and losses that under accounting principles generally accepted in the United States, are included in comprehensive income, but excluded from net income. The elements of other comprehensive income (loss) consisted of foreign currency translation adjustments. Because deferred taxes are not provided for the unremitted earnings of foreign subsidiaries, deferred taxes are not provided for translation adjustments.

Income Taxes

The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, measured at prevailing enacted tax rates that are expected to be in effect when these temporary differences are settled or realized.

The operations of the Company were conducted through domestic and foreign subsidiaries of Laureate. Laureate consolidated the Company’s domestic subsidiaries in its U.S. federal income tax return, except for eSylvan, Inc. and Connections Academy, Inc. eSylvan, Inc. and Connections Academy, Inc. were subsidiaries of Sylvan Ventures, LLC, a subsidiary that is not consolidated in the federal income tax returns of Laureate. Accordingly, eSylvan, Inc. and Connections Academy, Inc. filed separate federal and state income tax returns. The foreign operations of the Company consist of the Schülerhilfe business headquartered in Germany, and were conducted through foreign subsidiaries of

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

Laureate that filed separate income tax returns and settled their income tax obligations through the accounts of these subsidiaries.

For financial reporting purposes, the Company has calculated income tax expense attributable to its operations using the separate return method. Under this method, the Company has assumed that its subsidiaries included in the consolidated U.S. federal income tax return of Laureate filed a combined separate return. Income tax expense for all other subsidiaries that filed their own separate return are computed using the liability method, and all resulting current and deferred income tax amounts are reported in the accompanying balance sheets as assets or liabilities of the Company. Income taxes attributable to the Company’s domestic operations that were paid or accrued by Laureate and the related deferred income tax balances are included as a component of owner’s net investment.

3.    Acquisitions

Effective January 1, 2002, the Company acquired from a commonly controlled investment group substantially all of the net operating assets of three Sylvan Learning Center franchise businesses, comprising 30 centers, for an initial cash payment of $11,110, including acquisition costs, and 144,000 shares of Laureate common stock with a quoted market value of $3,000. The Company purchased these centers to increase revenues in three established, stable markets. The acquisition was accounted for using the purchase method of accounting. The purchase agreement required the Company to pay additional consideration to the sellers in the event that specified levels of operating results were achieved in 2002, 2003, 2004 and 2005. In October 2002, the Company paid $8,081 in final settlement of all remaining contingent payments. The final purchase price totaled approximately $22,191. The purchase price was allocated to acquired assets totaling $22,999 and assumed liabilities of $808, based on estimated fair values at the date of acquisition. Goodwill of $21,712 was recorded and is fully deductible for income tax purposes. The results of operations of the acquired franchise businesses are included in the accompanying combined financial statements commencing on January 1, 2002.

The following table summarizes the allocation of the purchase price to acquired assets and liabilities:

Current assets	$73
Property and equipment	1,214
Goodwill	21,712

Total assets acquired	22,999

Current liabilities	808

Purchase price	$22,191

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

The following 2001 unaudited combined pro forma results of operations of the Company give effect to the acquisition as if it occurred on January 1, 2001.

Revenues	$190,892
Income from continuing operations before income taxes	9,794
Net loss	(1,599)

In addition, during 2002 the Company acquired six other Sylvan Learning Center franchises in separate transactions for cash payments of $2,600 and a note payable of $300. The aggregate purchase price totaled approximately $2,934, including acquisition costs of $34, and was allocated to acquired assets totaling $3,514 and assumed liabilities of $580. Goodwill of $3,344 was recorded and is fully deductible for income tax purposes.

During 2001, the Company acquired five other Sylvan Learning Center franchises in separate transactions for cash payments aggregating $2,007. Assets totaling $2,363 and liabilities of $356 were acquired in these acquisitions. Goodwill of $2,306 was recorded and is fully deductible for income tax purposes.

4.    Owner’s Net Investment and Corporate Allocations

Owner’s net investment includes amounts invested by Laureate in the Company, reduced by net cash from operations generated by the Company and retained by Laureate in centralized cash management accounts. During all periods presented, Laureate collected through its centralized cash management accounts substantially all domestic revenues of the Company and paid substantially all domestic expenses. Owner’s net investment also includes amounts paid by Laureate for (i) the acquisition of certain businesses acquired by the Company, (ii) certain fixed asset acquisitions of the Company paid through Laureate’s centralized disbursement accounts and (iii) allocated indirect overhead costs. Indirect overhead costs were allocated for all periods presented based on an analysis of the components of Laureate’s corporate general and administrative expenses and the estimated percentage of each component attributable to the Company. Corporate general and administrative expense consists principally of corporate payroll and compensation expense, which was allocated considering the estimated efforts of individual employees. Management believes that the method used to allocate these expenses is reasonable.

Allocated indirect overhead consists principally of the following:

•	Corporate human resources, including labor relations, payroll and training;

•	Finance, accounting, legal and administration;

•	Tax services, including tax return preparation;

•	Investor relations; and

•	Information management services.

Income taxes have been allocated to the Company based on the separate return method, described more fully in Note 1.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

The following table summarizes the components of the changes in owner’s net investment during the periods presented.

	Year ended December 31		Three months ended June 30, 2003	Six Months ended June 30, 2003
	2001	2002
			(unaudited)
Owner’s net investment, beginning of period	$82,581	$84,029	$85,929	$99,385

Net cash flows of the Company maintained by Laureate in centralized cash management accounts	(45,088)	(54,998)	(13,421)	(37,721)
Contributions by Laureate to capital of combined subsidiaries	16,196	14,368	2,724	5,078
Payments by Laureate for acquisitions	2,268	21,825	—	354
Payments by Laureate for property and equipment	8,998	6,850	1,517	2,392

Change in Laureate net investment before expense allocations and net income (loss)	(17,626)	(11,955)	(9,180)	(29,897)
Allocated indirect overhead costs	12,348	13,058	3,109	6,433
Allocated income taxes	8,707	11,809	5,353	8,210
Net income (loss)	(1,981)	2,444	5,844	6,924

Owner’s net investment, end of period	$84,029	$99,385	$91,055	$91,055

Average owner’s net investment during period	$83,699	$96,521	$88,492	$92,123

5.    Goodwill

The change in the carrying amount of goodwill for the year ended December 31, 2002 by reportable business segment is as follows:

	Learning Center	Institutional Services	Total
Balance at January 1, 2002	$43,681	$1,447	$45,128
Foreign currency translation adjustment	(1,334)	—	(1,334)
Acquisitions	25,056	—	25,056

Balance at December 31, 2002	$67,403	$1,447	$68,850

6.    Discontinued Operations

On March 26, 2004, Educate adopted a formal plan to sell the common stock of its subsidiary Connections Academy, Inc. by March 25, 2005. Connections Academy, which commenced operations in 2002, is an operator of K-8 virtual public and charter schools. At December 31, 2002, the net assets held for sale of the discontinued operation were $254, consisting of $1,233 of assets and $979 of liabilities.

The operations of Connections Academy have been classified as discontinued operations in the accompanying statements of operations. The operations and cash flows of this component will be eliminated from the ongoing operations of Educate as a result of the disposal transaction and Educate will not have any significant continuing involvement in the operations after the disposal transaction.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

Summarized operating results from the discontinued operations is as follows:

	Year ended December 31		Three months ended June 30, 2003	Six months ended June 30, 2003
	2001	2002
			(unaudited)
Revenues	$—	$650	$442	$914

Loss from operations of discontinued operations before income taxes	(1,872)	(4,412)	(1,251)	(2,355)
Income tax expense	—	—	—	—

Loss from discontinued operations	$(1,872)	$(4,412)	$(1,251)	$(2,355)

Assets and liabilities of the discontinued operations were as follows at December 31, 2002:

Current assets	$692
Property and equipment, net	496
Other long-term assets	45
Current liabilities	(729)
Long-term liabilities	(250)

Net assets of discontinued operations	$254

7.    Leases

The Company conducts significant operations from leased facilities. These facilities include office locations, warehouse space and company-owned learning centers. The terms of substantially all of these leases are five years or less. The Company also leases certain equipment under non-cancelable operating leases, substantially all of which are for terms of 36 months or less.

Future minimum lease payments, by year and in the aggregate, under all non-cancelable operating leases are as follows at December 31, 2002:

Years ending December 31:
2003	$11,454
2004	9,464
2005	7,102
2006	4,286
2007	3,080
Thereafter	56

$35,442

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

Rent expense for all cancelable and non-cancelable leases was approximately $8,677, $11,277 and $6,899 for the years ended December 31, 2001, 2002 and the six months ended June 30, 2003, respectively.

8.    Commitments and Contingencies

The Company is subject to legal actions arising in the ordinary course of its business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions and does not believe any settlement would materially affect the Company’s financial position.

9.    Defined Contribution Retirement Plan

The Company’s employees participate in a defined contribution retirement plan under section 401(k) of the Internal Revenue Code that is sponsored by Laureate. The provisions of this plan allow for voluntary employee contributions up to 20% of their salary, subject to certain annual limitations. Laureate may at its discretion make matching contributions, which are allocated to eligible participants. All employees are eligible after meeting certain service requirements. Laureate made discretionary contributions to this plan on behalf of the Company’s employees of $603 in 2001, $596 in 2002 and $686 for the six months ended June 30, 2003.

10.     Income Taxes

Significant components of income tax expense from continuing operations are as follows:

	Year ended December 31,		Six months ended June 30, 2003
	2001	2002
Current:
U.S. Federal	$9,359	$10,649	$9,470
Foreign	424	9	158
U.S. state	1,249	1,454	1,348

	11,032	12,112	10,976
Deferred:
U.S. Federal	(1,544)	(115)	(2,612)
Foreign	—	800	952
U.S. state	(221)	(16)	(373)

	(1,765)	669	(2,033)

Total income tax expense	$9,267	$12,781	$8,943

For the years ended December 31, 2001 and 2002, and the six months ended June 30, 2003, foreign income before income taxes was $624, $2,253 and $2,118, respectively.

The Company uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2002 are summarized as follows:

Deferred tax assets:
Net operating loss carryforwards	$13,963
Deferred revenue	5,005
Allowance for doubtful accounts	1,604
Deferred compensation	341
Non-deductible reserves	832
Other	34

Total deferred tax assets	21,779
Deferred tax liabilities:
Depreciation	3,277
Amortization of intangible assets	3,591
Deferred income	112
Unbilled receivables	802

Total deferred tax liabilities	7,782

Net deferred tax assets	13,997
Valuation allowance for net deferred tax assets	(13,579)

Net deferred tax asset	$418

Included in the accompanying balance sheet as:

Component of owner’s net investment	$2,826
Long-term deferred tax liability	(2,408)

Net deferred tax asset	$418

At December 31, 2002, undistributed earnings of non-U.S. subsidiaries totaled $3,400. Deferred tax liabilities have not been recognized for these undistributed earnings because it is management’s intention to reinvest such undistributed earnings outside of the U.S. If all undistributed earnings were remitted to the U.S., the amount of incremental U.S. Federal income taxes, net of foreign tax credits, would be approximately $1,000.

The net operating loss carryforwards at December 31, 2002 are related to subsidiaries of the Company, and are available only to offset future taxable income of those subsidiaries. Domestic net operating loss carryforwards total $32,615 at December 31, 2002 and begin to expire in 2019. Foreign net operating loss carryforwards total $4,463 at December 31, 2002 and have no expiration date.

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

The reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory tax rate of 35% to income from continuing operations is as follows:

	Year ended December 31,		Six months ended June 30, 2003
	2001	2002
Tax expense at U.S. statutory rate	$3,205	$6,873	$6,378
Permanent differences	158	196	62
State income tax expense, net of federal tax effect	529	959	535
Tax effect of foreign income taxed at higher rate	205	20	236
Change in valuation allowance	5,170	4,733	1,732

Total tax expense	$9,267	$12,781	$8,943

11.     Stock Option Plans

The Company’s employees participated in the stock option plans of Laureate. These plans generally allow for the granting of options to purchase shares of common stock to selected employees of the Company at a price not less than the estimated fair value of the common stock at the date of the grant. All options expire 10 years after the date of the grant.

The following table summarizes the stock option activity of the Company (shares in thousands):

	Year ended December 31,				Six months ended June 30, 2003
	2001		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of period	3,787	$17.17	3,376	$18.34	3,100	$19.11
Granted	274	20.50	212	23.53	25	14.18
Exercised	(543)	10.54	(286)	11.38	(65)	14.35
Forfeited	(142)	21.23	(202)	21.74	(58)	21.32

Outstanding at end of period	3,376	$18.34	3,100	$19.11	3,002	$19.16

Exercisable at end of period	2,340	$17.81	2,391	$19.09	2,498	$19.12

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted average Exercise Prices	Weighted Average Remaining Contractual Life	Number of shares	Weighted Average Exercise Prices
$3.48 - $6.08	267	$4.69	0.6	267	$4.69
$6.78 - $13.11	279	10.77	5.1	166	9.46
$13.55 - $19.77	1,119	14.86	4.9	829	14.45
$20.82 - $32.38	1,435	26.77	5.7	1,129	27.33

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

12.    Business and Geographic Segment Information

The Company is organized on the basis of educational services provided. The Company’s segments are business units that offer distinct services. The segments are managed separately as they have different customer bases and delivery channels. Reportable segments are as follows:

•	Learning Center provides personalized instructional services to students of all ages and skill levels through its network of franchised and company-owned learning centers. This segment includes the Sylvan Learning Center network and the Schülerhilfe network.

•	Institutional Services provides educational programs to students of public and non-public school districts through contracts funded by Federal and State-based programs.

•	Online Learning Services provides supplemental education to children through applications on the Internet.

The Company evaluates performance and allocates resources based on operating income before allocated indirect overhead costs. There are no significant intercompany sales or transfers.

The following table sets forth information on the Company’s reportable segments:

	Learning Center	Institutional Services	Online Learning	Total Segments
Year ended December 31, 2001
Revenues	$110,978	$70,042	$479	$181,499

Segment profit (loss) before depreciation and amortization	30,113	13,550	(11,016)	32,647
Segment depreciation and amortization	(3,976)	(2,844)	(2,206)	(9,026)

Segment profit (loss)	$26,137	$10,706	$(13,222)	$23,621

Segment assets	$65,466	$24,068	$4,864	$94,398

Total expenditures for additions to long-lived assets	7,069	1,269	2,432	10,770

Year ended December 31, 2002
Revenues	$145,746	$67,910	$2,656	$216,312

Segment profit (loss) before depreciation and amortization	39,920	10,922	(10,069)	40,773
Segment depreciation and amortization	(2,924)	(1,612)	(2,140)	(6,676)

Segment profit (loss)	$36,996	$9,310	$(12,209)	$34,097

Segment assets	$93,464	$31,178	$2,900	$127,542

Total expenditures for additions to long-lived assets	28,355	384	197	28,936

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

The following tables reconcile the reported information on segment profit to income from continuing operations before income taxes reported in the combined statements of operations:

	Learning Center	Institutional Services	Online Learning	Total Segments
Three months ended June 30, 2003 (unaudited)
Revenues	$44,532	$22,647	$487	$67,666

Segment profit (loss) before depreciation and amortization	15,496	4,013	(1,214)	18,295
Depreciation and amortization	(956)	(853)	(257)	(2,066)

Segment profit (loss)	$14,540	$3,160	$(1,471)	$16,229

Segment assets	$102,616	$25,420	$2,521	$130,557
Total expenditures for additions to long-lived assets	1,194	503	374	2,071

Six months ended June 30, 2003
Revenues	$83,443	$43,418	$973	$127,834

Segment profit (loss) before depreciation and amortization	25,765	6,650	(3,551)	28,864
Depreciation and amortization	(1,857)	(1,162)	(543)	(3,562)

Segment profit (loss)	$23,908	$5,488	$(4,094)	$25,302

Segment assets	$102,616	$25,420	$2,521	$130,557

Total expenditures for additions to long-lived assets	2,450	790	374	3,614

The following tables reconcile the reported information on segment profit to income from continuing operations before income taxes reported in the combined statements of operations:

	Year ended December 31,		Three months ended June 30, 2003	Six months ended June 30, 2003
	2001	2002
			(unaudited)
Segment profit	$23,621	$34,097	$16,229	$25,302
Corporate depreciation and amortization	(1,419)	(1,222)	(330)	(659)
Other income (expense)	(696)	(180)	27	12
Allocated indirect overhead costs	(12,348)	(13,058)	(3,109)	(6,433)

Income from continuing operations before income taxes	$9,158	$19,637	$12,817	$18,222

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

Notes to Combined Financial Statements—(Continued)

(Dollar amounts in thousands)

The following table reconciles segment assets to total assets at December 31, 2002:

Total assets for reportable segments	$127,542
Unallocated corporate assets	9,191
Assets of discontinued operations held for sale	1,233

Total assets	$137,966

Revenue by geographic area is as follows:

	Year ended December 31,		Three months ended June 30, 2003	Six months ended June 30, 2003
	2001	2002
			(unaudited)
Revenues
United States	$165,375	$197,660	$60,899	$115,132
Other	16,124	18,651	6,767	12,702

Consolidated total	$181,499	$216,311	$67,666	$127,834

Revenues are attributed to countries based on the location of the customer. No country other than the United States represents more than 10% of combined revenues. Substantially all long-lived assets are held in the United States.

EDUCATE, INC.

INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

On June 30, 2003, we acquired substantially all of the pre-K-12 business of Laureate, our predecessor. The initial purchase price totaled approximately $282,565, including cash payments of $115,004, the exchange of debt securities issued by Laureate with a fair value of $107,703, a subordinated promissory note of $55,000, and a deferred payment obligation of $2,323. Included in the purchase price are acquisition costs of $4,667, and the purchase price has been reduced by an estimated working capital adjustment of $2,132. The purchase price was allocated to assets totaling $325,800 and assumed liabilities of $43,235.

The following unaudited pro forma consolidated statements of income for the year ended December 31, 2003 are derived from our audited consolidated financial statements for the period from June 30, 2003 (date of inception) through December 31, 2003 and the audited combined financial statements of the predecessor for the six months ended June 30, 2003, adjusted to give effect to the acquisition as if it occurred as of January 1, 2003. The unaudited pro forma consolidated statement of income for the three and six months ended June 30, 2003 are derived from the unaudited combined financial statements of the predecessor for the three months ended June 30, 2003 and the audited combined financial statements of the predecessor for the six months ended June 30, 2003, adjusted to give effect to the acquisition as if it occurred on January 1, 2003. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable. The Unaudited Pro Forma Consolidated Statements of Income do not purport to represent what our results of operations would actually have been had the acquisition in fact occurred on such date or to project our results of operations for any future date or period. The Unaudited Pro Forma Consolidated Statements of Income should be read in conjunction with our historical consolidated financial statements and the historical financial statements of our predecessor, included elsewhere in this Prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Educate, Inc.

Unaudited Pro Forma Consolidated Statement of Income

Year Ended December 31, 2003

(Dollar amounts in thousands)

	Historical		Pro Forma Adjustments		Pro Forma
	Predecessor— Six months ended June 30, 2003	Educate, Inc.— Period from June 30, 2003 through December 31, 2003

					Year ended December 31, 2003
Revenues
Learning Center:
Company-owned centers	$59,789	$57,390	$—		$117,179
Franchise services	23,654	20,817	—		44,471

Total Learning Center	83,443	78,207	—		161,650

Institutional Services	43,418	35,425	—		78,843
Online Learning Services	973	861	—		1,834

Total revenues	127,834	114,493	—		242,327

Costs and expenses
Instructional and franchise operations costs	88,633	83,501	—		172,134
Marketing and advertising	10,337	9,191	—		19,528
Depreciation and amortization	4,221	3,567	(943	)(1),(2)	6,845
General and administrative expenses	6,433	6,258	—		12,691

Total costs and expenses	109,624	102,517	(943)		211,198

Operating income	18,210	11,976	943		31,129

Other income (expense)
Interest expense, net	21	(6,748)	(6,484	)(3)	(13,211)
Loss on sale of assets	(9)	—	—		(9)

Income from continuing operations before income taxes	18,222	5,228	(5,541)		17,909
Income tax expense	(8,943)	(2,056)	3,818	(4)	(7,181)

Income from continuing operations	$9,279	$3,172	$(1,723)		$10,728

Income from continuing operations per common share, basic and diluted		$0.09			$0.29

See accompanying notes to unaudited pro forma consolidated statements of income.

Educate, Inc.

Unaudited Pro Forma Consolidated Statements of Income

Six Months Ended June 30, 2003

(Dollar amounts in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
	Predecessor— Six months ended June 30, 2003
				Six months ended June 30, 2003
Revenues
Learning Center:
Company-owned centers	$59,789	$—		$59,789
Franchise services	23,654	—		23,654

Total Learning Center	83,443	—		83,443

Institutional Services	43,418	—		43,418
Online Learning Services	973	—		973

Total revenues	127,834	—		127,834

Costs and expenses
Instructional and franchise operations costs	88,633	—		88,633
Marketing and advertising	10,337	—		10,337
Depreciation and amortization	4,221	(1,081	)(1),(2)	3,140
General and administrative expenses	6,433	—		6,433

Total costs and expenses	109,624	(1,081)		108,543

Operating income	18,210	1,081		19,291

Other income (expense)
Interest expense, net	21	(6,484	)(3)	(6,463)
Loss on sale of assets	(9)	—		(9)

Income from continuing operations before income taxes	18,222	(5,403)		12,819

Income tax expense	(8,943)	3,763	(4)	(5,180)

Income from continuing operations	$9,279	$(1,640)		$7,639

Income from continuing operations per common share, basic and diluted				$0.21

See accompanying notes to unaudited pro forma consolidated statements of income.

Educate, Inc.

Unaudited Pro Forma Consolidated Statements of Income

Three Months Ended June 30, 2003

(Dollar amounts in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
	Predecessor— Three months ended June 30, 2003
				Three months ended June 30, 2003
Revenues
Learning Center:
Company-owned centers	$31,937	$—		$31,937
Franchise services	12,595	—		12,595

Total Learning Center	44,532	—		44,532

Institutional Services	22,647	—		22,647
Online Learning Services	487	—		487

Total revenues	67,666	—		67,666

Costs and expenses
Instructional and franchise operations costs	44,268	—		44,268
Marketing and advertising	5,103	—		5,103
Depreciation and amortization	2,396	(817	)(1),(2)	1,579
General and administrative expenses	3,109	—		3,109

Total costs and expenses	54,876	(817)		54,059

Operating income	12,790	817		13,607

Other income (expense)
Interest expense, net	32	(3,242	)(3)	(3,210)
Loss on sale of assets	(5)	—		(5)

Income from continuing operations before income taxes	12,817	(2,425)		10,392

Income tax expense	(5,722)	1,523	(4)	(4,199)

Income from continuing operations	$7,095	$(902)		$6,193

Income from continuing operations per common share, basic and diluted				$0.17

See accompanying notes to unaudited pro forma consolidated statements of income.

EDUCATE, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

Summary of Purchase Price Allocation

The following table summarizes the allocation of the purchase price to acquired assets and liabilities:

Cash	$9,176
Accounts and notes receivable	29,746
Other current assets	2,492
Property and equipment	14,661
Deferred tax assets	1,646
Intangible assets subject to amortization:
Contract rights and backlog (weighted-average amortization period of 4.25 years)	1,199
Schulerhilfe franchise rights (amortization period of 25 years)	3,500
Indefinite lived intangible assets:
Tradenames	131,000
Sylvan franchise license rights	82,000
Goodwill	48,737
Other assets	1,643

Total assets acquired	325,800

Current liabilities	42,204
Long-term debt	1,031

Total liabilities assumed	43,235

Purchase price	$282,565

Management estimated the fair value of the acquired assets and assumed liabilities using several generally accepted valuation techniques. Current assets and liabilities were assumed to have fair values equal to their book value at the acquisition date. Tradenames and franchise license rights were valued using the income approach, whereby the fair value of an asset is based on the present value of its estimated future economic benefits. Property and equipment was valued using the cost approach, or if a ready market for similar assets could be identified and relied upon, the market approach. The cost approach measures fair value as the cost to construct or replace the asset with another asset of like utility. The market approach establishes fair value based on recent sales of comparable property. For certain technology assets, when identifiable, the market approach was used to verify the results of the cost approach. The acquired tradenames consist principally of the “Sylvan” and “Schulerhilfe” tradenames. The purchase price allocation is subject to adjustment based on the resolution of a working capital contingency payment with Laureate.

Summary of Pro Forma Adjustments

(1)	Adjustment to reduce depreciation expense by $1,020, $1,020 and $786 for the year ended December 31, 2003, and the six-month and three-month periods ended June 30, 2003, respectively. This adjustment accounts for the annual effect on depreciation for the revaluation of property and equipment to fair value at the acquisition date, and includes the effects of depreciating property and equipment over shorter lives for the full year in accordance with the depreciation policies of the Company.

(2)	Adjustment to increase (decrease) amortization expense by $77, $(61) and $(31) for the year ended December 31, 2003 and the six-month and three-month periods ended June 30, 2003, respectively. Amortization expense has been adjusted to eliminate amortization expense of $299, $299 and $150 for the year ended December 31, 2003 and the six-month and three-month periods ended June 30, 2003, respectively, related to intangible assets of the Predecessor. In addition, amortization expense was increased by $376, $238 and $119 for the year ended December 31, 2003 and the six-month and three-month periods ended June 30, 2003, respectively, to provide for the full year effect of amortizing intangibles acquired by the Company on June 30, 2003.

(3)	Adjustment to increase interest expense by $6,484, $6,484 and $3,242 for the year ended December 31, 2003 and the six-month and three-month periods ended June 30, 2003, respectively. To acquire the pre-K-12 business of Laureate, the Company on June 30, 2003 borrowed $110.0 million from banks and other lenders, issued a $55.0 million note to Laureate, and agreed to a deferred payment to Laureate of $2.3 million. The interest rates for the above long-term borrowings range from 5.5% to 12% per annum, with a weighted average interest rate of 7.75% per annum. The $55.0 million note issued to Laureate in connection with the acquisition bears interest at 12% per annum.

(4)	Adjustment to record pro forma income tax expense related to pro forma adjustments to the estimated effective income tax rate of 40%.

# educate, inc.

Catapult Learning™

SYLVAN LEARNING CENTER®

eSYLVAN™

online
tutoring

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

15,000,000 Shares

Educate, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Merrill Lynch & Co.

JPMorgan

Banc of America Securities LLC

Legg Mason Wood Walker

Incorporated

ThinkEquity Partners LLC

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NASDAQ National Market application fee.

SEC registration fee	$36,426.25
NASD filing fee	$29,250.00
NASDAQ National Market application fee	$125,000.00
Accounting fees and expenses	$550,000.00
Legal fees and expenses	$850,000.00
Printing and engraving expenses	$450,000.00
Transfer agent fees and expenses	$30,000.00
Miscellaneous fees and expenses	$234,323.75

Total	$2,305,000.00

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been our director, officer, employee or agent. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Article Sixth of our certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, Article VIII of our bylaws provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law, including the obligation to pay the expenses incurred by the director or officer in defending or otherwise participating in any proceeding in advance of its final disposition.

Article VIII, Section 8 of our bylaws provides that we shall have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under our bylaws.

Prior to the completion of this offering, we intend to enter into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Item 15. Recent Sales of Unregistered Securities

In June 2003, we sold an aggregate of 368,126 shares of common stock to five management employees of Educate, Inc. and its subsidiaries, and certain other investors, all of whom we determined were “accredited investors” within the meaning of the Securities Act. The consideration received by us for each share sold was $3.98 per share. These securities were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act.

During 2003 and 2004, we granted options to purchase an aggregate of 3,774,000 shares of our common stock to employees under our 2003 Omnibus Stock Option Plan pursuant to the exemptions from registration provided by Rule 701 and Rule 506 under the Securities Act. The options have exercise prices ranging from $3.71 per share to $5.06 per share.

On May 13, 2004, we granted restricted stock awards to five of our executive officers covering an aggregate of 604,000 shares of our common stock for a purchase price per share equal to $0.01 pursuant to the terms and conditions of our 2003 Omnibus Stock Incentive Plan. The restricted stock is immediately vested but may not be directly or indirectly sold, assigned, transferred, pledged, hypothecated, monetized or otherwise disposed of for a period of three years from the date of grant, which period will be extended until five years from the date of termination of employment in the event the executive officer’s employment is terminated by us for cause or by the executive officer other than for good reason. In the event we do not consummate this offering prior to December 31, 2004, we have the right, but not the obligation, to repurchase the shares subject to the restricted stock awards at a per share price equal to the per share purchase price plus any withholding taxes the executive officer paid with respect to each such share. This right terminates immediately upon consummation of this offering. These securities were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

1.0	Form of Underwriting Agreement.(2)

2.1

Asset Purchase Agreement among Educate, Inc., Educate Operating Company, LLC, Apollo Sylvan, LLC, Apollo Sylvan II, LLC, Sylvan Learning Systems, Inc., Sylvan Ventures, L.L.C. and Apollo Management IV, L.P., dated as of March 10, 2003.(1)

2.2

Amendment No. 1 to Asset Purchase Agreement among Educate, Inc., Educate Operating Company, LLC, Apollo Sylvan, LLC, Apollo Sylvan II, LLC, Sylvan Learning Systems, Inc., Sylvan Ventures, L.L.C. and Apollo Management IV, L.P., dated as of June 30, 2003.(1)

Exhibit Number	Description

3.1	Form of Amended and Restated Certificate of Incorporation of Educate, Inc., a Delaware corporation.(4)

3.2	Form of Amended and Restated By-Laws of Educate Inc., a Delaware corporation.(2)

3.3	Specimen of stock certificate for common stock.(5)
4.1	Form of Registration Rights Agreement, by and among Educate, Inc., and certain of its stockholders.(3)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, related to the shares of common stock being sold in the initial public offering.
10.1

$200,000,000 Credit Agreement, dated as of April 27, 2004, among Educate Operating Company, LLC, the several banks and other financial institutions party thereto, Merrill Lynch Capital, as documentation agent and JPMorgan Chase Bank, as administrative agent.(1)

10.2

Guarantee and Collateral Agreement, dated as of April 27, 2004, among Educate, Inc., Educate Operating Company, LLC and the other guarantors party thereto in favor of JPMorgan Chase Bank, as administrative agent for the banks and other financial institutions party to the Credit Agreement.(1)

10.3	Sublease, dated as of June 30, 2003, between Sylvan Learning Systems, Inc. and Educate Operating Company, LLC, for the property located at 1001 Fleet Street, Baltimore, Maryland 21202.(1)
10.4	Sublease, dated as of June 30, 2003, between Sylvan Learning Systems, Inc. and Educate Operating Company, LLC, for the property located at 506 S. Central, Baltimore, Maryland 21202.(1)
10.5	Shared Services Agreement, dated June 30, 2003, between Sylvan Learning Systems, Inc. and Educate Operating Company, LLC.(1)
10.6	Patent License Agreement, dated as of June 30, 2003, between Sylvan Learning Systems, Inc. and Educate, Inc.(1)
10.7	Employment Agreement of Christopher Hoehn-Saric, dated June 30, 2003.(2)
10.8	Indemnification Agreement between Educate, Inc. and Christopher Hoehn-Saric, dated June 30, 2000.(2)
10.9	Stock Subscription Agreement, dated June 30, 2003 among the stockholders party thereto and Educate, Inc.(1)
10.10	Stock Subscription Agreement, dated June 30, 2003 among Apollo Sylvan, LLC, Apollo Sylvan II, LLC and Educate, Inc.(1)
10.11	Educate, Inc. 2003 Omnibus Stock Incentive Plan.(1)
10.12	Form of Indemnification Agreement.(5)
10.13	Nominating Agreement, dated as of July 26, 2004, among Educate, Inc., Apollo Sylvan, LLC and Apollo Sylvan II, LLC.(3)
10.14	Form of Educate, Inc. 2004 Omnibus Stock Incentive Plan.(5)
21.1	List of Subsidiaries.(1)
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

Exhibit Number	Description
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1).
23.3	Consent of David Hornbeck.(3)
23.4	Consent of Raul Yzaguirre.(3)
23.5	Consent of Douglas Becker.(4)
24.1	Power of Attorney (included on signature page of the Registration Statement).(1)
24.2	Power of Attorney of Cheryl Gordon.(2)

(1)	Previously filed with the Form S-1 filed by the Registrant on May 14, 2004.
(2)	Previously filed with the Form S-1 filed by the Registrant on June 29, 2004.
(3)	Previously filed with the Form S-1 filed by the Registrant on July 26, 2004.
(4)	Previously filed with the Form S-1 filed by the Registrant on August 12, 2004.
(5)	Previously filed with the Form S-1 filed by the Registrant on September 7, 2004.

(b)	Financial Statement Schedules

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON FINANCIAL STATEMENT SCHEDULES OF EDUCATE, INC.

The Board of Directors and Stockholders

Educate, Inc.

We have audited the consolidated financial statements of Educate, Inc. (the Company) as of December 31, 2003, and for the period from June 30, 2003 (date of inception) through December 31, 2003, and have issued our report thereon dated May 3, 2004, except for Note 17 as to which the date is September 20, 2004 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

Baltimore, Maryland

May 3, 2004

Schedule I – Condensed Financial Information of Registrant

Educate, Inc.

Condensed Balance Sheet

December 31, 2003

(Dollar amounts in thousands)

Assets
Investment in and advances to subsidiaries	$200,234

Total assets	$200,234

Liabilities and stockholders’ equity
Interest payable	$3,327
Note payable to Laureate	55,000

Total liabilities	58,327

Stockholders’ equity:
Common stock	368
Additional paid-in capital	137,336
Retained earnings	1,701
Accumulated other comprehensive income	2,502

Total stockholders’ equity	141,907

Total liabilities and stockholders’ equity	$200,234

See notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant – Continued

Educate, Inc.

Statements of Income and Cash Flows

Period from June 30, 2003 (date of inception) through December 31, 2003

(Dollar amounts in thousands)

Revenues	$—

Interest expense	(3,327)

Loss before income taxes and equity in net income of consolidated subsidiaries	(3,327)
Income tax benefit	1,418

Loss before equity in net income of consolidated subsidiaries	(1,909)
Equity in net income of consolidated subsidiaries	3,610

Net income	$1,701

Operating activities
Net income	$1,701
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(3,610)
Change in interest payable	3,327

Net cash provided by operating activities	1,418

Investing activities
Investment in subsidiary	(31,418)

Net cash used in investing activities	(31,418)

Financing activities
Issuance of common stock for cash upon formation	30,000

Net cash provided by financing activities	30,000

Cash and net change in cash at December 31, 2003	$—

See notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant – Continued

Educate, Inc.

Notes to Financial Statements

December 31, 2003

(Dollar amounts in thousands)

1. Basis of Presentation

The accompanying condensed financial statements present the unconsolidated financial position, results of operations and cash flows of Educate, Inc. In these parent company only financial statements, Educate’s investment in its subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of formation. Educate’s share of the net income of its subsidiaries is included in income using the equity method of accounting. These parent company only financial statements should be read in conjunction with Educate’s consolidated financial statements.

2. Note Payable to Laureate

Note payable to Laureate consists of a note payable to Laureate Education, Inc. (formerly known as Sylvan Learning Systems, Inc.) (“Laureate”), the predecessor to the Company, in the amount of $55,000. The entire amount of the loan is due on June 30, 2009, and bears interest at 12% per annum.

3. Dividends from Subsidiaries

There were no dividends paid to Educate, Inc. from its consolidated subsidiaries for the period from June 30, 2003 (date of inception) through December 31, 2003.

Schedule II — Valuation and Qualifying Accounts

Educate Inc.

December 31, 2003

(In Thousands)

Column A	Column B	Column C		Column D		Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expense	Recorded for acquired business	Deductions— Describe		Balance at End of Period
Period from June 30, 2003 (date of inception) through December 31, 2003:
Deducted from asset accounts:
Allowance for doubtful accounts	$—	$1,101	$4,469	$1,333	(1)	$4,237
Deferred tax asset valuation allowance	—	78	10,984			$11,062

Total	$—	$1,179	$15,453	$1,333		$15,299

(1)	Uncollectible accounts written off, net of recoveries.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON FINANCIAL STATEMENT SCHEDULE OF LAUREATE PRE-K-12 BUSINESS

(PREDECESSOR TO EDUCATE, INC.)

The Board of Directors and Stockholders

Educate, Inc.

We have audited the combined financial statements of the Laureate pre-K-12 Business (Predecessor to Educate, Inc.) as of December 31, 2002, and for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2003, and have issued our report thereon dated May 3, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Baltimore, Maryland

May 3, 2004

Schedule II —   Valuation and Qualifying Accounts

Laureate pre-K-12 Business

(Predecessor to Educate, Inc.)

(In Thousands)

Column A	Column B	Column C		Column D		Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions— Describe		Balance at End of Period
Six Months Ended June 30, 2003:
Deducted from asset accounts:
Allowance for doubtful accounts	$3,343	$240	$—	$716	(1)	$2,867
Deferred tax asset valuation account	13,579	1,736	—	—		$15,315

Total	$16,922	$1,976	$—	$716		$18,182

Year Ended December 31, 2002:
Deducted from asset accounts:
Allowance for doubtful accounts	$1,233	$2,564	$—	$454	(1)	$3,343
Deferred tax asset valuation account	8,706	4,873	—	—		13,579

Total	$9,939	$7,437	$—	$454		$16,922

Year Ended December 31, 2001:
Deducted from asset accounts:
Allowance for doubtful accounts	$848	$507	$—	$122	(1)	$1,233
Deferred tax asset valuation account	3,536	5,170	—	—		$8,706

Total	$4,384	$5,677	$—	$122		$9,939

(1)	Uncollectible accounts written off, net of recoveries.

Item 17. Undertakings

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in “Item 14—Indemnification of Directors and Officers” above, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification by the Registrant against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Educate, Inc. has duly caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on September 21, 2004.

Educate, Inc.

By:	/s/ R. CHRISTOPHER HOEHN-SARIC R. Christopher Hoehn-Saric Chief Executive Officer

Signature	Title	Date

* R. Christopher Hoehn-Saric	Chief Executive Officer and Director (Principal Executive Officer)	September 21, 2004

* Kevin Shaffer	Chief Financial Officer (Principal Financial and Accounting Officer)	September 21, 2004

* Laurence Berg	Director	September 21, 2004

* Cheryl Gordon	Director	September 21, 2004

* Michael Gross	Director	September 21, 2004

* Aaron Stone	Director	September 21, 2004

*By:	R. CHRISTOPHER HOEHN-SARIC R. Christopher Hoehn-Saric Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.0	Form of Underwriting Agreement.(2)

2.1

Asset Purchase Agreement among Educate, Inc., Educate Operating Company, LLC, Apollo Sylvan, LLC, Apollo Sylvan II, LLC, Sylvan Learning Systems, Inc., Sylvan Ventures, L.L.C. and Apollo Management IV, L.P., dated as of March 10, 2003.(1)

2.2

Amendment No. 1 to Asset Purchase Agreement among Educate, Inc., Educate Operating Company, LLC, Apollo Sylvan, LLC, Apollo Sylvan II, LLC, Sylvan Learning Systems, Inc., Sylvan Ventures, L.L.C. and Apollo Management IV, L.P., dated as of June 30, 2003.(1)

3.1	Form of Amended and Restated Certificate of Incorporation of Educate, Inc., a Delaware corporation.(4)

3.2	Form of Amended and Restated By-Laws of Educate Inc., a Delaware corporation.(2)

3.3	Specimen of stock certificate for common stock.(5)

4.1	Form of Registration Rights Agreement, by and among Educate, Inc., and certain of its stockholders.(3)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, related to the shares of common stock being sold in the initial public offering.

10.1

$200,000,000 Credit Agreement, dated as of April 27, 2004, among Educate Operating Company, LLC, the several banks and other financial institutions party thereto, Merrill Lynch Capital, as documentation agent and JPMorgan Chase Bank, as administrative agent.(1)

10.2

Guarantee and Collateral Agreement, dated as of April 27, 2004, among Educate, Inc., Educate Operating Company, LLC and the other guarantors party thereto in favor of JPMorgan Chase Bank, as administrative agent for the banks and other financial institutions party to the Credit Agreement.(1)

10.3	Sublease, dated as of June 30, 2003, between Sylvan Learning Systems, Inc. and Educate Operating Company, LLC, for the property located at 1001 Fleet Street, Baltimore, Maryland 21202.(1)

10.4	Sublease, dated as of June 30, 2003, between Sylvan Learning Systems, Inc. and Educate Operating Company, LLC, for the property located at 506 S. Central, Baltimore, Maryland 21202.(1)

10.5	Shared Services Agreement, dated June 30, 2003, between Sylvan Learning Systems, Inc. and Educate Operating Company, LLC.(1)

10.6	Patent License Agreement, dated as of June 30, 2003, between Sylvan Learning Systems, Inc. and Educate, Inc.(1)

10.7	Employment Agreement of Christopher Hoehn-Saric, dated June 30, 2003.(2)

10.8	Indemnification Agreement between Educate, Inc. and Christopher Hoehn-Saric, dated June 30, 2000.(2)

10.9	Stock Subscription Agreement, dated June 30, 2003 among the stockholders party thereto and Educate, Inc.(1)

10.10	Stock Subscription Agreement, dated June 30, 2003 among Apollo Sylvan, LLC, Apollo Sylvan II, LLC and Educate, Inc.(1)

10.11	Educate, Inc. 2003 Omnibus Stock Incentive Plan.(1)

Exhibit Number	Description

10.12	Form of Indemnification Agreement.(5)

10.13	Nominating Agreement, dated as of July 26, 2004, among Educate, Inc., Apollo Sylvan, LLC and Apollo Sylvan II, LLC.(3)

10.14	Form of Educate, Inc. 2004 Omnibus Stock Incentive Plan.(5)

21.1	List of Subsidiaries.(1)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1).

23.3	Consent of David Hornbeck.(3)

23.4	Consent of Raul Yzaguirre.(3)

23.5	Consent of Douglas Becker.(4)

24.1	Power of Attorney (included on signature page of the Registration Statement).(1)

24.2	Power of Attorney of Cheryl Gordon.(2)

(1)	Previously filed with the Form S-1 filed by the Registrant on May 14, 2004.
(2)	Previously filed with the Form S-1 filed by the Registrant on June 29, 2004.
(3)	Previously filed with the Form S-1 filed by the Registrant on July 26, 2004.
(4)	Previously filed with the Form S-1 filed by the Registrant on August 12, 2004.
(5)	Previously filed with the Form S-1 filed by the Registrant on September 7, 2004.